Filed Pursuant to Rule 424(b)(4)
File Nos. 333-165222 and 333-166174

7,294,832 SHARES

NIVS IntelliMedia Technology Group, Inc.

COMMON STOCK

NIVS IntelliMedia Technology Group, Inc. is offering 7,294,832 shares of its common stock by this prospectus.  The public offering price of our common stock is $3.29 per share.  Our shares of common stock are traded on the NYSE Amex under the ticker symbol “NIV.”

The purchase of the securities involves a high degree of risk. See section entitled “Risk Factors” beginning on page 6.

	Per Share	Total
Public offering price	$3.29	$23,999,997
Underwriting discounts and commissions(1)	$0.1974	$1,440,000
Proceeds, before expenses, to NIVS IntelliMedia Technology Group, Inc.	$3.0926	$22,559,997

 (1)  The underwriters will receive compensation in addition to the discounts and commissions as set forth under “Underwriting.”

The underwriters have a 45-day option to purchase up to 1,094,224 additional shares of common stock from us solely to cover over-allotments, if any.  If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $1,656,000, and our total proceeds, before expenses, will be $25,943,994.  The underwriters will also receive warrants to purchase 218,844 shares of our common stock in connection with this offering.

The underwriters are offering the common stock as set forth under “Underwriting.” The underwriters expect to deliver the shares of common stock to purchasers on or about April 26, 2010.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Rodman & Renshaw, LLC	WestPark Capital, Inc.

The Date of this Prospectus is April 19, 2010

NIVS
NIVS

Above: NIVS facilities in Guangdong, China.

Center: LCD TV product.

NIVS
NIVS
NIVS

Bottom: NIVS 3G mobile phone products.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
SUMMARY CONSOLIDATED FINANCIAL DATA	5
RISK FACTORS	6
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	29
USE OF PROCEEDS	30
DIVIDEND POLICY	31
CAPITALIZATION	32
DILUTION	33
SELECTED CONSOLIDATED FINANCIAL DATA	35
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	36
DESCRIPTION OF BUSINESS	52
MANAGEMENT	66
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	74
BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	77
CHANGE IN ACCOUNTANTS	79
DESCRIPTION OF SECURITIES	79
SHARES ELIGIBLE FOR FUTURE SALE	82
UNDERWRITING	84
LEGAL MATTERS	86
EXPERTS	86
ADDITIONAL INFORMATION	86
INDEX TO FINANCIAL STATEMENTS	F-1

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely only on information contained in this prospectus.  We have not, and the underwriters have not, authorized any other person to provide you with different information.  This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted.  The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

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PROSPECTUS SUMMARY

Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read the more detailed information contained in this prospectus, including our financial statements and related notes. Our business involves significant risks. You should carefully consider the information under the heading "Risk Factors" beginning on page 6.

As used in this prospectus, unless otherwise indicated, the terms “we,” “our,” “us,” “Company” and “NIVS” refer to NIVS IntelliMedia Technology Group, Inc., a Delaware corporation. We conduct our business through our subsidiaries, which include our wholly-owned subsidiary, NIVS Holding Company Limited, a British Virgin Islands corporation (“NIVS BVI”), and NIVS (Huizhou) Audio & Video Tech. Co., Ltd., a company organized under the laws of the PRC (“NIVS PRC”), which is 97.5% owned by NIVS BVI and 2.5% owned by Tianfu Li, our Chief Executive Officer and Chairman of the Board.  “China” or “PRC” refers to the People’s Republic of China. “RMB” or “Renminbi” refers to the legal currency of China and “$” or “U.S. Dollars” refers to the legal currency of the United States.

Our Company

We are engaged in the design, manufacture, marketing and sale of consumer electronic products. Our products primarily consist of audio and video products, including digital audio systems, televisions, digital video broadcasting (“DVB”) set-top boxes, DVD players, as well as audio/video peripheral and accessory products.  We have invested substantial resources in the research and development of our intelligent audio and video consumer products, most of which utilize our Chinese speech interactive technology to permit users to control our products through their spoken commands.  We recently added mobile phones and other 3G communication devices to our product portfolio.  In January 2010, we acquired Dongri, a mobile phone product manufacturer, for a purchase price of up to $23 million.  Our products are distributed worldwide, including markets in Europe, Southeast Asia and North America.

Our Industry

We compete within certain categories in the wholesale consumer electronics industry, primarily focused on standard and intelligent audio and video equipment, in addition to the mobile phone industry.  Our products in the standard audio and video equipment category include mid and high-end home audio products, including premium home theater systems, speakers, shelf-stereo systems, televisions, DVD players, DVB set-top boxes, portable digital players, and related products.  Growth of this market segment has been driven primarily due to the increase in consumer demand for flat screen digital televisions and for audio and visual products that complement flat screen televisions to create a home theater experience.

The market for intelligent audio and video products consists of traditional video and audio products combined with speech-based interface.  Our products that compete in the intelligent audio and video equipment category are based on the Chinese language and include many of the types of products that we offer in our line of standard audio and video products, except these products are equipped with our speech interactive technology.  The market for intelligent audio and video products is less developed than the market for standard audio and video equipment, and the market for products in this market based on Chinese language is less developed than products based on Western languages.  The intelligent audio and video electronics market has experienced growth in part due to consumer demand for simple, convenient interfaces.

The mobile phone market in China has experienced rapid growth over the past several years, driven in part by the country’s strong overall economic development.   China maintains a relatively low mobile phone penetration rate, which we believe may lead to additional substantial growth in the sector.  The Chinese government has adopted 3G standards, and in May 2008, it announced a restructuring plan to increase competition in the telecommunications market by permitting two additional wireless carriers, China Telecom and China Unicom, to enter the market that was previously dominated by China Mobile.  We believe that increased competition in the mobile telecom market will stimulate demand for 3G mobile phones and related accessories in China.

Our Competitive Strengths

We believe the following strengths contribute to our competitive advantages and differentiate us from our competitors:

•
Design and manufacturing capabilities.  We utilize an experienced senior design team, 2.7 million square foot factory, and over 1,600 production employees to improve the quality of our products, reduce costs, and keep pace with current standards of the rapidly evolving consumer electronics industry.

•
Market position.  Since the inception of NIVS PRC in 1998, we have strengthened our ability to bring to the market well-differentiated products that perform well against competitive offerings based on price, style, and brand recognition, and our specific Mandarin-speech interaction technology has broad application to consumer products and has allowed us to distinguish our products from those of our competitors.

•
Experienced management team.  Led by our CEO, Tianfu Li, with his 20 years of experience in the consumer electronics industry, our senior management team has extensive business and industry experience, including an understanding of changing market trends, consumer needs, technologies and our ability to capitalize on the opportunities resulting from these market changes.

•
Well-established distribution channels.  Our products are sold domestically in China at over 8,000 points of sale and internationally through numerous channels, including independent specialty retailers, international and regional chains, mass merchants, and distributors.

•
Brand awareness.  Our consumer electronic products marketed under the NIVS brand, have become a recognized brand name in China.  In September 2009, we were granted a license by the China Ministry of Industry and Information Technology to manufacture and market mobile phones under our NIVS brand.

•
Customer service expertise.  We work closely with our major customers in order to ensure high levels of customer satisfaction by offering flexible delivery methods and product feedback opportunities. For our OEM customers, we provide a complete range of services, allowing us to take customer products from initial design through production to testing, distribution and after-market support.

Our Strategy

Our goal is to become a global leader in the development and manufacture of consumer electronic products. We intend to achieve this goal by implementing the following strategies.

•
Expand offering of mobile phone and speech-controlled products. We plan to continue to leverage our expertise in product design and development, our intellectual property platform, and our diverse distribution network by continuing to develop and introduce mobile phones.  We also plan to strengthen the performance of our Mandarin speech technology to provide users with an easy-to-use, speech-enabled interaction with consumer audio/visual products.

•
Build partnerships with new and existing clients. We intend to leverage our Mandarin-speech interactive technology to develop relationships and strategic alliances with third-party developers, vendors and manufacturers of mobile phones, entertainment devices and GPS navigation devices for use in their products.

•
Expand global presence. We intend to expand our international resources to better serve our global customers and business associates and to leverage opportunities in markets such as Hong Kong, the Middle East, India, Great Britain, Germany, the United States and Argentina.

•
Augment marketing and promotion efforts to increase brand awareness. We continue to devote our efforts towards brand development and utilize marketing concepts in an attempt to strengthen the marketability of our products.

•
Expand sales network and distribution channels. We intend to expand our sales network in China and develop relationships with a broader set of wholesalers, distributors and resellers, all in order to expand the market availability of our products in China.

Corporate Information

We were incorporated in the State of Delaware on December 7, 2006.  On July 25, 2008, we closed a share exchange transaction pursuant to which we became the 100% parent of NIVS BVI, assumed to the operations of NIVS BVI and its subsidiaries, and changed our corporate name to NIVS IntelliMedia Technology Group, Inc.  NIVS BVI is primarily a holding company.  NIVS PRC was founded in 1998 in Huizhou, Guangdong.

Our principal executive offices and our manufacturing and product development facilities are located in Huizhou, Guangdong, People’s Republic of China.  Our corporate offices are located at NIVS Industry Park, No. 29-31, Shuikou Road, Huizhou, Guangdong, People’s Republic of China 516006.

Our corporate website is located at www.nivsgroup.com/english/. Information contained on, or that can be accessed through, our corporate website is not part of this prospectus.

Our shares of common stock are traded on the NYSE Amex under the ticker symbol “NIV.”

The Offering

Common stock we are offering	7,294,832 shares

Common stock outstanding after the offering	47,970,179 shares

Offering price	$3.29 per share

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes. See "Use of Proceeds" on page 30 for more information on the use of proceeds.

Risk factors
Investing in these securities involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 6.

NYSE Amex symbol	NIV

The number of shares of our common stock to be outstanding after the closing of this offering is based on 40,675,347 shares outstanding as of April 16, 2010 and excludes the following shares potentially issuable as of that date:

•	4,000,000 shares of common stock reserved for issuance under our 2009 Omnibus Incentive Plan;

•	55,000 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $4.20 per share; and

•	1,094,224 shares of common stock available for issuance by us pursuant to the underwriters’ over-allotment option related to this offering.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary financial information contains consolidated statements of income data for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 and the consolidated balance sheet data as of December 31, 2009, 2008, 2007, 2006 and 2005.  The consolidated statements of income data and balance sheet data were derived from the audited consolidated financial statements.  Such financial data should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements starting on page F-1 and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Consolidated Statements of Income

	Years ended December 31,
	2009	2008	2007	2006	2005
	(all amounts are in thousands except share and per share amounts)
Revenue	$185,198	$143,631	$77,627	$37,735	$21,966
Other Sales	282	415	516	53	-
Cost of Goods Sold	(142,416)	(109,763)	(58,864)	(28,072)	(17,300)
Gross Profit	43,064	34,283	19,279	9,716	4,666

Selling Expenses	6,761	5,376	3,270	1,792	837

General and administrative
Amortization	79	69	62	59	137
Depreciation	331	337	328	300	198
Bad debts (recovery)	(2,745)	2,531	473	133	81
Merger cost	-	1,786	-	-	-
Stock-based compensation	-	765	-	-	-
Other G&A expense	4,850	3,172	2,548	1,126	832
Total General and administrative	2,515	8,660	3,411	1,618	1,248
Research and development	5,315	1,737	373	417	230
Total operating expenses	14,591	15,773	7,054	3,827	2,315
Income from operations	28,473	18,510	12,225	5,889	2,351

Other income (expenses)
Government grant	576	32	28	-	160
Write-down of inventory	-	(132)	(105)	-	(5)
Gain on disposal of assets	-	-	-	1,226	-
Interest income	-	-	235	19	11
Interest expense	(1,567)	(2,208)	(1,792)	(863)	(319)
Imputed interest	-	(656)	(527)	(125)	(97)
Sundry income (expense), net	11	(52)	(111)	(56)	(7)
Total other income (expenses)	(980)	(3,016)	(2,272)	201	(257)

Income before Noncontrolling interest and income taxes	27,493	15,494	9,953	6,090	2,094
Income taxes	(3,406)	(2,031)	(1,269)	(753)	-
Noncontrolling interest	(630)	(430)	(217)	(135)	(56)

Net Income	$23,457	$13,033	$8,467	$5,202	$2,038

Consolidated Balance Sheets

	As of December 31,
	2009	2008	2007	2006	2005
	(in thousands)
Total Current Assets	$63,122	$44,963	$25,309	$16,768	$12,287
Total Assets	140,477	118,924	88,554	37,015	34,860
Total Current Liabilities	59,786	63,592	59,528	28,715	19,415
Total Liabilities	59,786	71,435	70,537	34,808	29,469
Total Stockholders’ Equity	80,691	47,489	18,017	2,207	5,391

RISK FACTORS

Any investment in our common stock involves a high degree of risk.  Investors should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock.  Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur.  The trading price could decline due to any of these risks, and an investor may lose all or part of his investment.  Some of these factors have affected our financial condition and operating results in the past or are currently affecting our company.  This prospectus also contains forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this prospectus.

RISKS RELATED TO OUR OPERATIONS

We depend on a small number of customers for the vast majority of our sales. A reduction in business from any of these customers could cause a significant decline in our sales and profitability.

The vast majority of our sales are generated from a small number of customers. For the year ended December 31, 2009, we had four customers that each accounted for at least 5% of the revenues that we generated, with one customer accounting for 15.9% of our revenue. These four customers accounted for a total of approximately 34.9% of our revenue for that period. During the years ended December 31, 2008 and 2007, we had four and five customers that generated revenues of at least 5% of our revenues, with one customer accounting for 12.7% and 13.5% of our revenue, respectively. These customers accounted for a total of approximately 33.4% and 38.4% of our revenue for the years ended December 31, 2008 and 2007, respectively.  The loss of any of these customers could have a material adverse effect upon our revenue and net income.

In addition, we believe that one customer will represent substantially all of our mobile phone product sales in the foreseeable. We entered into a purchase agreement with Kuanda (Xiamen) Communications Co., Ltd and China PTAC Communications Services, on behalf of China Telecom, for the purchase by China Telecom of our 3G mobile phone products.  PRC law currently permits only three wireless carriers in the China telecommunications market, China Mobile, China Telecom and China Unicom.   The purchase agreement that we have with China Telecom is contingent on delivery of the 3G mobile phones representing the aggregate order by March 31, 2010. Final delivery under the agreement has been delayed as a result of China Telecom's improvement of their 3G mobile phone application platform and is currently anticipated to be completed in May 2010. The value of the order is approximately $28.8 million; the dollar value of any additional orders further to this relationship depends on the final number of delivered products.  If we fail to meet the requirements of the order or otherwise lose China PTAC as a customer could result in a material adverse effect upon our revenue and net income.

Our lack of long-term purchase orders and commitments could lead to a rapid decline in our sales and profitability.

All of our significant customers issue purchase orders solely in their own discretion, often only two to four weeks before the requested date of shipment. Our customers are generally able to cancel orders or delay the delivery of products on relatively short notice. In addition, our customers may decide not to purchase products from us for any reason. Accordingly, we cannot assure you that any of our current customers will continue to purchase our products in the future. As a result, our sales volume and profitability could decline rapidly with little or no warning whatsoever.

We cannot rely on long-term purchase orders or commitments to protect us from the negative financial effects of a decline in demand for our products. The limited certainty of product orders can make it difficult for us to forecast our sales and allocate our resources in a manner consistent with our actual sales. Moreover, our expense levels are based in part on our expectations of future sales and, if our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls. Furthermore, because we depend on a small number of customers for the vast majority of our sales, the magnitude of the ramifications of these risks is greater than if our sales were less concentrated with a small number of customers. As a result of our lack of long-term purchase orders and purchase commitments we may experience a rapid decline in our sales and profitability.

Historically, a substantial portion of our assets has been comprised of accounts receivable representing amounts owed by a small number of customers. If any of these customers fails to timely pay us amounts owed, we could suffer a significant decline in cash flow and liquidity which, in turn, could cause us to be unable pay our liabilities and purchase an adequate amount of inventory to sustain or expand our sales volume.

Our accounts receivable represented approximately 52.6% and 45.3% of our total current assets as of December 31, 2009 and 2008, respectively. As of December 31, 2009, 51.3% of our accounts receivable represented amounts owed by four customers, each of which represented over 5% of the total amount of our accounts receivable. As a result of the substantial amount and concentration of our accounts receivable, if any of our major customers fails to timely pay us amounts owed, we could suffer a significant decline in cash flow and liquidity which could adversely affect our ability to borrow funds to pay our liabilities and to purchase inventory to sustain or expand our current sales volume.

In addition, our business is characterized by long periods for collection from our customers and short periods for payment to our suppliers, the combination of which may cause us to have liquidity problems.  We experience an average accounts settlement period ranging from one month to as high as four months from the time we sell our products to the time we receive payment from our customers. In contrast, we typically need to place certain deposits and advances with our suppliers on a portion of the purchase price in advance and for some suppliers we must maintain a deposit for future orders. Because our payment cycle is considerably shorter than our receivable cycle, we may experience working capital shortages. Working capital management, including prompt and diligent billing and collection, is an important factor in our results of operations and liquidity. We cannot assure you that system problems, industry trends or other issues will not extend our collection period, adversely impact our working capital.

The growth of aging receivables and a deterioration in the collectability of these accounts could adversely affect our results of operations.

We provide for bad debts principally based upon the aging of accounts receivable, in addition to collectability of specific customer accounts, our history of bad debts, and the general condition of the industry. Our doubtful account allowance at December 31, 2009 was $0.6 million, compared to $3.4 million at December 31, 2008 and $0.7 million at December 31, 2007. During 2008 and earlier portions of 2009, we have experienced increases in doubtful account reserves in the past due to an increase in the aging of our accounts receivable, the growth of the outstanding balance of receivables, the general decline in the domestic and global economy, and other factors. Our general and administrative expenses for the year ended December 31, 2009 include a bad debt reversal of approximately $(2.7) million as compared to $2.5 million bad debt expense for the prior year.  We believe that the reversal of bad debt allowance was justified due to an improvement in the Chinese economy in late 2009, stable collection of accounts receivable in 2009 and our efforts to collect outstanding old accounts receivables in 2009. Due to the difficulty in assessing future trends, we could be required to further increase our provisions for doubtful accounts.  As our accounts receivable age and become uncollectible our cash flow and results of operations are negatively impacted.

Our history of negative working capital could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

We had working capital of approximately $3.3 million and negative working capital of approximately, $18.6 million and $34 million as of December 31, 2009, 2008 and 2007, respectively. The negative working capital was largely caused by the substantial increase in financing from bank loans and notes.  Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under the Notes and Credit Facility. Our high degree of leverage could have important consequences for you, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•
requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates;

•
making it more difficult for us to satisfy our obligations with respect to our indebtedness and any failure to comply with the obligations of any of our debt instruments that we may have or obtain, including restrictive covenants and borrowing conditions, could result in an event of default the agreements governing such other indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•
limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Our acquisition of Dongri in January 2010 may not result in the benefits and revenue growth we expect.

In January 2010, our wholly-owned subsidiary, NIVS Holding Company Limited, acquired 100% of the equity interest in Huizhou Dongri Digital Co., Ltd., a company organized under the laws of the People’s Republic of China (“Dongri”) for a purchase price of up $23 million.  Our acquisition of Dongri and its manufacturing facility could expose us to potential liabilities, some of which may not be disclosed by the seller, and there are no assurances that our acquisition of Dongri will enhance our future financial condition.  We may continue to acquire additional businesses in the future. This acquisition and future acquisitions involve substantial risks, including:

•	integration and management of the operations;

•	retention of key personnel;

•	integration of information systems, internal procedures, accounts receivable and management, financial and operational controls;

•	diversion of management’s attention from other ongoing business concerns; and exposure to unanticipated liabilities of acquired companies;

•
uncertainty as to whether PRC governmental authorities will question the structure of the acquisition and require approval of PRC authorities that would have the ability to seek to void the transaction;

•	unforeseen tax liability in connection with our possession and operation of the Dongri; and

•	failure to realize anticipated financial results or benefits.

These and other factors could harm our ability to achieve anticipated levels of profitability or realize other anticipated benefits of an acquisition and could adversely affect our business and operating results.

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, access to capital and cost of capital.

The capital and credit markets have been experiencing extreme volatility and disruption for more than twelve months. In recent weeks, the volatility and disruption have reached unprecedented levels. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for certain issuers.  We have historically relied on credit to fund our business and we need liquidity to pay our operating expenses. Without sufficient liquidity, we will be forced to curtail our operations, and our business will suffer.  Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities and access the capital necessary to operate and grow our business. As such, we may be forced to delay raising capital or bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility.  Our results of operations, financial condition, cash flows and capital position could be materially adversely affected by disruptions in the financial markets.

We have significant outstanding short-term borrowings, and we may not be able to obtain extensions when they mature.

Our notes payable to banks for short-term borrowings for the years ended December 31, 2009 and 2008 were approximately $51.7 million and $54.7 million, respectively. Generally, these short-term bank loans mature in one year or less and contain no specific renewal terms. However, in China it is customary practice for banks and borrowers to negotiate roll-overs or renewals of short-term borrowings on an on-going basis shortly before they mature. Although we have renewed our short-term borrowings in the past, we cannot assure you that we will be able to renew these loans in the future as they mature. In January 2010, the Chinese government took steps to tighten the availability of credit including ordering banks to increase the amount of reserves they hold and to reduce or limit their lending. If we are unable to obtain renewals of these loans or sufficient alternative funding on reasonable terms from banks or other parties, we will have to repay these borrowings with the cash on our balance sheet or cash generated by our future operations, if any. We cannot assure you that our business will generate sufficient cash flow from operations to repay these borrowings.

We may need additional capital to implement our current business strategy, which may not be available to us, and if we raise additional capital, it may dilute your ownership in us.

We currently depend on bank loans and net revenues to meet our short-term cash requirements. In order to grow revenues and sustain profitability, we will need additional capital.  In addition to this offering, we completed a public offering of shares of common stock in March 2009, and we may conduct additional financing transactions in the future.  Obtaining additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financing unattractive to us. We cannot assure you that we will be able to obtain any additional financing. If we are unable to obtain the financing needed to implement our business strategy, our ability to increase revenues will be impaired and we may not be able to sustain profitability.

Consumer electronics products, mobile phones in particular, are subject to rapid technological changes. If we fail to accurately anticipate and adapt to these changes, the products we sell will become obsolete, causing a decline in our sales and profitability.

Consumer electronics products are subject to rapid technological changes which often cause product obsolescence. Companies within the consumer electronics industry are continuously developing new products with heightened performance and functionality. This puts pricing pressure on existing products and constantly threatens to make them, or causes them to be, obsolete. Our typical product's life cycle is extremely short, generating lower average selling prices as the cycle matures. If we fail to accurately anticipate the introduction of new technologies, we may possess significant amounts of obsolete inventory that can only be sold at substantially lower prices and profit margins than we anticipated. In addition, if we fail to accurately anticipate the introduction of new technologies, we may be unable to compete effectively due to our failure to offer products most demanded by the marketplace. If any of these failures occur, our sales, profit margins and profitability will be adversely affected.

Moreover, changes in mobile phone industry standards and technologies, customer preferences and government regulation could limit our ability to sell our mobile phone products.  The mobile phone market is particularly characterized by changing consumer demands for cellular telephone functions and applications, rapid product obsolescence and price erosion, intense competition, evolving industry standards, and wide fluctuations in product supply and demand. These factors require us to continuously develop new products and enhance our existing products to stay competitive.  The market has recently experience rapid transitions from widespread market adoption of 2G, 2.5G, 2.75G and 3G technologies, and continued changes in industry standards may make our existing products obsolete or negate the cost advantages we believe we have in our products.

Mobile communications, information technology, media and consumer electronics industries are also converging in some areas into one broader industry leading to the creation of new mobile devices, services and ways to use mobile devices. As a result, new market segments within the mobile communications industry have begun to emerge and we have made significant investments in new business opportunities in certain of these market segments, such as our acquisition of Dongri, a mobile phone manufacturer. However, a number of the new market segments in the mobile communications industry are still in early stages of their development, and it may be difficult for us to accurately predict which new market segments are the most advantageous for us to focus on. As a result, if the segments on which we have chosen to focus grow less than expected, we may not receive a return on our investment as soon as we expect, or at all. We may also forego growth opportunities in new market segments of the mobile communications industry on which we do not focus.

In addition, we form alliances or business relationships with, and make strategic partnerships with, other companies to introduce new technologies.  This is particularly important to the development and enhancement of our Chinese interactive speech technology. In some cases, such relationships are crucial to our goal of introducing new products and services, but we may not be able to successfully collaborate or achieve expected synergies with our partners. We do not, however, control these partners, who may make decisions regarding their business undertakings with us that may be contrary to our interests. In addition, if these partners change their business strategies, we may fail to maintain these relationships.

Our expansion into the mobile phone industry will depend on the continued growth of the mobile communications industry, and if the mobile communications industry does not grow as we expect, our sales and profitability may be adversely affected.

We have recently made significant investments to enter into the mobile phone industry, and sales of our mobile phone products depend on continued growth in mobile communications in terms of the number of existing mobile subscribers who upgrade or simply replace their existing mobile devices, the number of new subscribers and increased usage. As well, our sales and profitability are affected by the extent to which there is increasing demand for, and development of, value-added services, leading to opportunities for us to successfully market mobile devices that feature these services. These developments are outside of our control. For example, we are dependent on operators in highly penetrated markets to successfully introduce services that cause a substantial increase in usage of voice and data. If operators are not successful in their attempts to increase subscriber numbers, stimulate increased usage or drive replacement sales, our business and results of operations could be materially adversely affected.

We do not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy.  As a result, we may incur uninsured losses, increasing the possibility that you would lose your entire investment in our company.

We could be exposed to liabilities or other claims for which we would have no insurance protection.  We do not currently maintain any business interruption insurance, products liability insurance, or any other comprehensive insurance policy except for property insurance policies with limited coverage.  As a result, we may incur uninsured liabilities and losses as a result of the conduct of our business.  There can be no guarantee that we will be able to obtain additional insurance coverage in the future, and even if we are able to obtain additional coverage, we may not carry sufficient insurance coverage to satisfy potential claims. Should uninsured losses occur, any purchasers of our common stock could lose their entire investment.

Because we do not carry products liability insurance, a failure of any of the products marketed by us may subject us to the risk of product liability claims and litigation arising from injuries allegedly caused by the improper functioning or design of our products.  We cannot assure that we will have enough funds to defend or pay for liabilities arising out of a products liability claim.  To the extent we incur any product liability or other litigation losses, our expenses could materially increase substantially.  There can be no assurance that we will have sufficient funds to pay for such expenses, which could end our operations and you would lose your entire investment.

We may be exposed to monetary fines by the local housing authority and claims from our employees in connection with NIVS PRC Light’s non-compliance with regulations with respect to contribution of housing provident funds for employees.

According to the relevant PRC regulations on housing provident funds, PRC enterprises are required to contribute housing provident funds for their employees. The monthly contributions must beat least 5% of each employee’s average monthly income in the previous year. NIVS PRC has not paid such funds for its employees since its establishment and the accumulated unpaid amount is approximately $870,000. Under local regulations on collection of housing provident funds in Huizhou City where NIVS PRC is located, the local housing authority may require NIVS PRC to rectify its non-compliance by setting up bank accounts and making payment and relevant filings for the unpaid housing funds for its employees within a specified time period. If NIVS PRC fails to do so within the specified time period, the local housing authority may impose a monetary fine on it and may also apply to the local people’s court for enforcement. NIVS PRC employees may also be entitled to claim payment of such funds individually. We accrued the entire $870,000 amount in our financial statements as of December 31, 2009.  If we receive any notice from the local housing authority or any claim from our current and former employees regarding our non-compliance with the regulations, we will be required respond to the notice and pay all amounts due to the government, including any administrative penalties imposed, which would require us to divert our financial resources and/or impact our cash reserves, if any, to make such payments. Additionally, any administrative costs in excess of the payments, if material, may impact our operating results.

We could be liable for damages for defects in our products pursuant to the Tort Liability Law and Product Liability Law of the PRC.

The Tort Liability Law of the People’s Republic of China, which was passed during the 12th Session of the Standing Committee of the 11th National People’s Congress on December 26, 2009, states that manufacturers are liable for damages caused by defects in their products and sellers are liable for damages attributable to their fault. If the defects are caused by the fault of third parties such as the transporter or storekeeper, manufacturers and sellers are entitled to claim for compensation from these third parties after paying the compensation amount.

We may incur design and development expenses and purchase inventory in anticipation of orders which are not placed.

In order to transact business, we assess the integrity and creditworthiness of our customers and suppliers and we may, based on this assessment, incur design and development costs that we expect to recoup over a number of orders produced for the customer.  Such assessments are not always accurate and expose us to potential costs, including the write off of costs incurred and inventory obsolescence if the orders anticipated do not materialize. We may also occasionally place orders with suppliers based on a customer’s forecast or in anticipation of an order that is not realized. Additionally, from time to time, we may purchase quantities of supplies and materials greater than required by customer orders to secure more favorable pricing, delivery or credit terms. These purchases can expose us to losses from cancellation costs, inventory carrying costs or inventory obsolescence, and hence adversely affect our business and operating results.

Allegations of health risks from the electromagnetic fields generated by mobile devices, and the lawsuits and publicity relating to them, regardless of merit, could affect our operations negatively by leading consumers to reduce their use of mobile devices or by causing us to allocate monetary and personnel resources to these issues.

There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from the use of mobile devices such as mobile phones, which we manufacture and sell.  While a substantial amount of scientific research conducted to date by various independent research bodies has indicated that these radio signals, at levels within the limits prescribed by public health authority safety standards and recommendations, present no adverse effect to human health, we cannot be  certain that future studies, irrespective of their scientific basis, will not suggest a link between electromagnetic fields and adverse health effects that would adversely affect our sales and share price. Research into these issues is ongoing by government agencies, international health organizations and other scientific bodies in order to develop a better scientific and public understanding of these issues.

Although our products and solutions are designed to meet all relevant safety standards and recommendations globally, no more than a perceived risk of adverse health effects of mobile communications devices could adversely affect us through a reduction in sales of mobile devices or increased difficulty in obtaining sites for base stations, and could have a negative effect on our reputation and brand value as well as harm our share price.

We are subject to market risk through our sales to international markets.

A growing percentage of our sales are being derived from international markets. These international sales are primarily focused in Europe, Southeast Asia, and North America. These operations are subject to risks that are inherent in operating in foreign countries, including the following:

•	foreign countries could change regulations or impose currency restrictions and other restraints;

•	changes in foreign currency exchange rates and hyperinflation or deflation in the foreign countries in which we operate;

•	exchange controls;

•	some countries impose burdensome tariffs and quotas;

•	political changes and economic crises may lead to changes in the business environment in which we operate;

•	international conflict, including terrorist acts, could significantly impact our financial condition and results of operations; and

•	economic downturns, political instability and war or civil disturbances may disrupt distribution logistics or limit sales in individual markets.

In addition, we utilize third-party distributors to act as our representative for the geographic region that they have been assigned. Sales through distributors represent approximately 70% of total revenue. Significant terms and conditions of distributor agreements include FOB source, net 30 days payment terms, with no return or exchange rights, and no price protection. Since the product transfers title to the distributor at the time of shipment by us, the products are not considered inventory on consignment. Our success is dependent on these distributors finding new customers and receiving new orders from existing customers.

If our third party sales representatives and distributors fail to adequately promote, market and sell our products, our revenues could significantly decrease.

A significant portion of our product sales are made through third party sales representative organizations, whose members are not our employees. Our level of sales depends on the effectiveness of these organizations, as well as the effectiveness of our own employees. Some of these third party representatives may sell (and do sell), with our permission, competitive products of third parties as well as our products. During our fiscal years ended December 31, 2009, 2008 and 2007, these organizations were responsible for approximately 15%, 17% and 18%, respectively, of our domestic net revenues during such periods. If any of the third party sales representative organizations engaged by us fails to adequately promote, market and sell our products, our revenues could be significantly decreased until a replacement organization or distributor can be retained by us. Finding replacement organizations and distributors can be a time consuming process during which our revenues could be negatively impacted.

Our speech-controlled products may not achieve widespread acceptance or may have bugs, which could result in delayed or lost revenue, expensive correction, liability to our customers or claims against us.

We have invested and expect to continue to invest heavily in the research, development and marketing of our Mandarin-speech technology consumer products. The market for these products are is relatively new and rapidly evolving. Our ability to increase revenue in the future depends largely on acceptance of speech-controlled consumer electronic products in general and our products in particular. The continued development of the market for our current and future speech solutions will also depend on:

•	consumer and business demand for speech-enabled products and applications;

•	continuous improvement in speech interactive technology; and

•	development by third-party vendors and manufacturers of applications using speech technologies.

Sales of our speech-controlled products would be harmed if the market for such products does not continue to develop or develops more slowly than we expect, and, consequently, our business would be harmed and we may not recover the costs associated with our investment in our speech interactive technologies.

In addition, complex software applications, such as our Chinese speech interactive technology, often contain errors, defects or bugs. Defects in the solutions or products that we develop and sell to our customers could require expensive corrections and result in delayed or lost revenue, adverse customer reaction and negative publicity about us or our products and services. Customers who are not satisfied with any of our products may also bring claims against us for damages, which, even if unsuccessful, would likely be time-consuming to defend, and could result in costly litigation and payment of damages. Such claims could harm our reputation, financial results and competitive position.

We are subject to intense competition in the industry in which we operate, which could cause material reductions in the selling price of our products or losses of our market share.

The consumer electronics industry is highly competitive, especially with respect to pricing and the introduction of new products and features. Our products compete in the medium- to high- priced sector of the consumer electronics market and compete primarily on the basis of reliability, brand recognition, quality, price, design, consumer acceptance of our trademark, and quality service and support to retailers and our customers.

In recent years, we and many of our competitors, have regularly lowered prices, and we expect these pricing pressures to continue. If these pricing pressures are not mitigated by increases in volume, cost reductions from our supplier or changes in product mix, our revenues and profits could be substantially reduced. As compared to us, many of our competitors have:

•	significantly longer operating histories;

•	significantly greater managerial, financial, marketing, technical and other competitive resources; and

•	greater brand recognition.

As a result, our competitors may be able to:

•	adapt more quickly to new or emerging technologies and changes in customer requirements;

•	devote greater resources to the promotion and sale of their products and services; and

•	respond more effectively to pricing pressures.

These factors could materially adversely affect our operations and financial condition. In addition, competition could increase if:

•	new companies enter the market;

•	existing competitors expand their product mix; or

•	we expand into new markets.

An increase in competition could result in material price reductions or loss of our market share.

The consumer electronics industry is subject to significant fluctuations in the availability of raw materials and components. If we do not properly anticipate the need for critical raw materials and components, we may be unable to meet the demands of our customers and end-users, which could reduce our competitiveness, cause a decline in our market share and have a material adverse effect on our results of operations.

As the availability of raw materials and components decreases, the cost of acquiring those raw materials and components ordinarily increases. If we fail to procure adequate supplies of raw materials and components in anticipation of our customers' orders or end-users’ demand, our gross margins may be negatively impacted due to higher prices that we are required to pay for raw materials and components in short supply. High growth product categories have experienced chronic shortages of raw materials and components during periods of exceptionally high demand. If we do not properly anticipate the need for critical raw materials and components, we may pay higher prices for the raw materials and components, we may not be unable to meet the demands of our customers and end-users, which could reduce our competitiveness, cause a decline in our market share and have a material adverse effect on our results of operations.

Unanticipated disruptions in our operations or slowdowns by our suppliers and shipping companies could adversely affect our ability to deliver our products and service our customers which could materially and adversely affect our revenues and our relationships with our customers.

Our ability to provide high quality customer service, process and fulfill orders and manage inventory depends on:

•	the efficient and uninterrupted operation of our distribution centers; and

•	the timely and uninterrupted performance of third party suppliers, shipping companies, and dock workers.

Any material disruption or slowdown in the operation of our distribution centers, manufacturing facilities or management information systems, or comparable disruptions or slowdowns suffered by our principal manufacturers, suppliers and shippers could cause delays in our ability to receive, process and fulfill customer orders and may cause orders to be canceled, lost or delivered late, goods to be returned or receipt of goods to be refused. As a result, our revenues and operating results could be materially and adversely affected.

We rely heavily on the founder of NIVS PRC and our current Chief Executive Officer, Tianfu Li. The loss of his services could adversely affect our ability to source products from our key suppliers and our ability to sell our products to our customers.

Our success depends, to a significant extent, upon the continued services of Tianfu Li, who is the founder of NIVS PRC and our current Chairman of the Board and Chief Executive Officer. Mr. Li has, among other things, developed key personal relationships with our suppliers and customers. We greatly rely on these relationships in the conduct of our operations and the execution of our business strategies.  The loss of Mr. Li could, therefore, result in the loss of favorable relationships with one or more of our suppliers and/or customers. We do not maintain "key person" life insurance covering Mr. Li or any other executive officer. The loss of Mr. Li could significantly delay or prevent the achievement of our business objectives and adversely affect our business, financial condition and results of operations.

We may not be able to effectively recruit and retain skilled employees, particularly scientific, technical and management professionals.

Our ability to compete effectively depends largely on our ability to attract and retain certain key personnel, including scientific, technical and management professionals. We anticipate that we will need to hire additional skilled personnel in all areas of our business. Industry demand for such employees, however, exceeds the number of personnel available, and the competition for attracting and retaining these employees is intense. Because of this intense competition for skilled employees, we may be unable to retain our existing personnel or attract additional qualified employees to keep up with future business needs. If this should happen, our business, operating results and financial condition could be adversely affected.

Our labor costs are likely to increase as a result of changes in Chinese labor laws.

We expect to experience an increase in our cost of labor due to recent changes in Chinese labor laws which are likely to increase costs further and impose restrictions on our relationship with our employees. In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law and more strictly enforced existing labor laws. The new law, which became effective on January 1, 2008, amended and formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. As a result of the new law, we have had to increase the salaries of our employees, provide additional benefits to our employees, and revise certain other of our labor practices. The increase in labor costs has increased our operating costs, which increase we have not always been able to pass through to our customers. In addition, under the new law, employees who either have worked for us for 10 years or more or who have had two consecutive fixed-term contracts must be given an “open-ended employment contract” that, in effect, constitutes a lifetime, permanent contract, which is terminable only in the event the employee materially breaches our rules and regulations or is in serious dereliction of his or her duties. Such non-cancelable employment contracts will substantially increase our employment related risks and limit our ability to downsize our workforce in the event of an economic downturn. No assurance can be given that we will not in the future be subject to labor strikes or that we will not have to make other payments to resolve future labor issues caused by the new laws. Furthermore, there can be no assurance that the labor laws will not change further or that their interpretation and implementation will vary, which may have a negative effect upon our business and results of operations.

Our business could be materially adversely affected if we cannot protect our intellectual property rights or if we infringe on the intellectual property rights of others.

Our ability to compete effectively will depend on our ability to maintain and protect our proprietary rights. We own a trademark related to the sale of our products, which is materially important to our business, as well as our licenses, other trademarks and proprietary rights that are used for certain of our home entertainment and consumer electronics products. Our trademarks are registered in China. However, third parties may seek to challenge, invalidate, circumvent or render unenforceable any proprietary rights owned by or licensed to us. In addition, in the event third party licensees fail to protect the integrity of our trademarks, the value of these marks could be materially adversely affected.

Our inability to protect our proprietary rights could materially adversely affect the license of our trade names and trademarks to third parties as well as our ability to sell our products. Litigation may be necessary to:

•	enforce our intellectual property rights;

•	protect our trade secrets; and

•	determine the scope and validity of such intellectual property rights.

Any such litigation, whether or not successful, could result in substantial costs and diversion of resources and management’s attention from the operation of our business.

We may receive notice of claims of infringement of other parties’ proprietary rights. Such actions could result in litigation and we could incur significant costs and diversion of resources in defending such claims. The party making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief. Such relief could effectively block our ability to make, use, sell, distribute or market our products and services in such jurisdiction. We may also be required to seek licenses to such intellectual property. We cannot predict, however, whether such licenses would be available or, if available, that such licenses could be obtained on terms that are commercially reasonable and acceptable to us. The failure to obtain the necessary licenses or other rights could delay or preclude the sale, manufacture or distribution of our products and could result in increased costs to us.

Our failure to effectively manage growth could harm our business.

We have rapidly and significantly expanded the number and types of products we sell, and we will endeavor to further expand our product portfolio. We must continually introduce new products and technologies, enhance existing products in order to remain competitive, and effectively stimulate customer demand for new products and upgraded versions of our existing products.

This expansion of our products places a significant strain on our management, operations and engineering resources. Specifically, the areas that are strained most by our growth include the following:

•           New Product Launch: With the growth of our product portfolio, we experience increased complexity in coordinating product development, manufacturing, and shipping. As this complexity increases, it places a strain on our ability to accurately coordinate the commercial launch of our products with adequate supply to meet anticipated customer demand and effective marketing to stimulate demand and market acceptance. If we are unable to scale and improve our product launch coordination, we could frustrate our customers and lose retail shelf space and product sales;

•           Forecasting, Planning and Supply Chain Logistics: With the growth of our product portfolio, we also experience increased complexity in forecasting customer demand and in planning for production, and transportation and logistics management. If we are unable to scale and improve our forecasting, planning and logistics management, we could frustrate our customers, lose product sales or accumulate excess inventory; and

•           Support Processes:  To manage the growth of our operations, we will need to continue to improve our transaction processing, operational and financial systems, and procedures and controls to effectively manage the increased complexity. If we are unable to scale and improve these areas, the consequences could include: delays in shipment of product, degradation in levels of customer support, lost sales, decreased cash flows, and increased inventory. These difficulties could harm or limit our ability to expand.

Our facilities and information systems could be damaged as a result of disasters or unpredictable events, which could have an adverse effect on our business operations.

Our headquarters and major facilities including manufacturing plants, sales offices and research and development centers are located in China. We also operate procurement, logistics, sales and marketing facilities in other parts of the world. If major disasters such as earthquakes, fires, floods, wars, terrorist attacks, computer viruses, transportation disasters or other events occur, or our information system or communications network breaks down or operates improperly as a result of such events, our facilities may be seriously damaged, and we may have to stop or delay production and shipment. We may incur expenses relating to such damages.

Our quarterly results may fluctuate because of many factors and, as a result, investors should not rely on quarterly operating results as indicative of future results.

Fluctuations in operating results or the failure of operating results to meet the expectations of public market analysts and investors may negatively impact the value of our securities. Quarterly operating results may fluctuate in the future due to a variety of factors that could affect revenues or expenses in any particular quarter. Fluctuations in quarterly operating results could cause the value of our securities to decline. Investors should not rely on quarter-to-quarter comparisons of results of operations as an indication of future performance. As a result of the factors listed below, it is possible that in future periods results of operations may be below the expectations of public market analysts and investors. This could cause the market price of our securities to decline.

Factors that may affect our quarterly results include:

•	vulnerability of our business to a general economic downturn in China and globally;

•	fluctuation and unpredictability of costs related to raw materials used to manufacture our products;

•	seasonality of our business;

•	changes in the laws of the PRC that affect our operations;

•	our recent entry into the mobile phone market;

•	competition;

•	compensation related expenses;

•	application of accounting standards;

•	our ability to obtain and maintain all necessary government certifications and/or licenses to conduct our business; and

•	development of a public trading market for our securities.

RISKS RELATED TO DOING BUSINESS IN CHINA

Substantially all of our assets are located in the PRC and substantially all of our revenues are derived from our operations in China, and changes in the political and economic policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations, including those relating to taxation, import and export tariffs, raw materials, environmental regulations, land use rights, property and other matters. Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the government of the PRC will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

Our operations are subject to PRC laws and regulations that are sometimes vague and uncertain. Any changes in such PRC laws and regulations, or the interpretations thereof, may have a material and adverse effect on our business.

The PRC’s legal system is a civil law system based on written statutes. Unlike the common law system prevalent in the United States, decided legal cases have little value as precedent in China. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to, governmental approvals required for conducting business and investments, laws and regulations governing the consumer electronics business and electric product safety, national security-related laws and regulations and export/import laws and regulations, as well as commercial, antitrust, patent, product liability, environmental laws and regulations, consumer protection, labor, and financial and business taxation laws and regulations.

The Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

Our principal operating subsidiary, Huizhou NIVS Audio & Video Technology Company Limited, (“NIVS PRC”), is considered a foreign invested enterprise under PRC laws, and as a result is required to comply with PRC laws and regulations, including laws and regulations specifically governing the activities and conduct of foreign invested enterprises. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses. If the relevant authorities find us in violation of PRC laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation

•	levying fines;

•	revoking our business license, other licenses or authorities;

•	requiring that we restructure our ownership or operations; and

•	requiring that we discontinue any portion or all of our business.

Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based upon U.S. laws, including the federal securities laws or other foreign laws against us or our management.

Most of our current operations, including the manufacturing and distribution of our products, are conducted in China. Moreover, all of our directors and officers are nationals and residents of China or Hong Kong. All or substantially all of the assets of these persons are located outside the United States and in the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these persons. In addition, uncertainty exists as to whether the courts of China would recognize or enforce judgments of U.S. courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in China against us or such persons predicated upon the securities laws of the United States or any state thereof.

The scope of our business license in China is limited, and we may not expand or continue our business without government approval and renewal, respectively.

Our principal operating subsidiary, NIVS PRC, is a Sino-foreign Equity Joint Venture, which can only conduct business within its approved business scope, which ultimately appears on its business license.  Any amendment to the scope of our business requires further application and government approval. In order for us to expand our business beyond the scope of our business license, it will be required to file an application with the authorities for the approval to expand the scope of our business and have our business license re-issued to incorporate such expanded business scope. We cannot assure investors that NIVS PRC will be able to obtain the necessary government approval for any change or expansion of its business.

We are subject to a variety of environmental laws and regulations related to our manufacturing operations, and we may become subject to forthcoming environmental regulations enacted in response to climate change. Our failure to comply with environmental laws and regulations may have a material adverse effect on our business and results of operations.

We are subject to various environmental laws and regulations that require us to obtain environmental permits for our electronics manufacturing operations. Our environmental permit from the Huizhou Environmental Protection Bureau covering our manufacturing operations will expire in December 2010.  The permit only covers of the existing premises at our manufacturing facility, and if we expand our operations, we will have to obtain further certification from the Bureau. In addition, we are required to renew some of our environmental certificates each year. If we do not receive the renewed permit or we fail to comply with the provisions of the renewed permit, we could be subject to fines, criminal charges or other sanctions by regulators, including the suspension or termination of our manufacturing operations.  We cannot assure you that at all times we will be in compliance with environmental laws and regulations or our environmental permits or that we will not be required to expend significant funds to comply with, or discharge liabilities arising under, environmental laws, regulations and permits.

In addition, future environmental regulations that are enacted in response to global and regional climate change could place additional burdens on our manufacturing operations.   Public attention has focused on the environmental impact of electronics manufacturing and the risk to neighbors of chemical releases from such operations and to the materials contained in electronic products. Complying with existing and possible future environmental laws and regulations, including laws and regulations relating to climate change, may impose upon us the need for additional capital equipment or other process requirements, restrict our ability to expand our operations, disrupt our operations, increase costs, subject us to liability or cause us to curtail our operations.

Recent PRC regulations relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties that could restrict or limit our ability to operate. Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for the listing and trading of our common stock could have a material adverse effect on our business, operating results, reputation and trading price of our common stock, and may also create uncertainties in the future.

The PRC State Administration of Foreign Exchange, or “SAFE,” issued a public notice in November 2005, known as Circular 75, concerning the use of offshore holding companies in mergers and acquisitions in China. The public notice provides that if an offshore company controlled by PRC residents intends to acquire a PRC company, such acquisition will be subject to registration with the relevant foreign exchange authorities. The public notice also suggests that registration with the relevant foreign exchange authorities is required for any sale or transfer by the PRC residents of shares in an offshore holding company that owns an onshore company. The PRC residents must each submit a registration form to the local SAFE branch with respect to their ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations. On May 29, 2007, SAFE released implementation rules for Circular 75, known as Circular 106.  Under Circular 106, the acquired PRC company may be prohibited from distributing dividends to its offshore acquirer if the PRC residents fail to register with SAFE in accordance with the requirement under Circular 75.

On August 8, 2006, the PRC Ministry of Commerce (“MOFCOM”), joined by the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission and SAFE, released a substantially amended version of the Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises (the “Revised M&A Regulations”), which took effect on September 8, 2006 and was further amended on June 22, 2009. These new rules significantly revised China’s regulatory framework governing onshore-to-offshore restructurings and foreign acquisitions of domestic enterprises. These new rules signify greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOFCOM as a key regulator for issues related to mergers and acquisitions in China and requiring MOFCOM approval of a broad range of merger, acquisition and investment transactions. Further, the new rules establish reporting requirements for acquisition of control by foreigners of companies in key industries, and reinforce the ability of the Chinese government to monitor and prohibit foreign control transactions in key industries.

            Among other things, the revised M&A Regulations include new provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals must obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Our PRC counsel, Guangdong Laowei Law Firm, has advised us that because we completed our onshore-to-offshore restructuring before September 8, 2006, the effective date of the Revised M&A Regulations, it is not necessary for us to submit the application to the CSRC for its approval, and the listing and trading of our common stock does not require CSRC approval.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for our restructuring, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Common Stock.

Also, if later the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our common stock. Furthermore, published news reports in China recently indicated that the CSRC may have curtailed or suspended overseas listings for Chinese private companies.

It is uncertain how our business operations or future strategy will be affected by the interpretations and implementation of Circular 75 and the Revised M&A Regulations. It is anticipated that application of the new rules will be subject to significant administrative interpretation, and we will need to closely monitor how MOFCOM, SAFE, CSRC and other ministries apply the rules to ensure that our domestic and offshore activities continue to comply with PRC law. Given the uncertainties regarding interpretation and application of the new rules, we may need to expend significant time and resources to maintain compliance.

If our land use rights are revoked, we would have no operational capabilities.

Under Chinese law land is owned by the state or rural collective economic organizations.  The state issues to the land users the land use right certificate.  Land use rights can be revoked and the land users forced to vacate at any time when redevelopment of the land is in the public interest.  The public interest rationale is interpreted quite broadly and the process of land appropriation may be less than transparent. Each of our facilities relies on these land use rights as the cornerstone of their operations, and the loss of such rights would have a material adverse effect on our company.

The ability of our Chinese operating subsidiaries to pay dividends may be restricted due to foreign exchange control regulations of China.

The ability of our Chinese operating subsidiaries to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balance of the Chinese operating subsidiaries. Because substantially all of our operations are conducted in China and a substantial majority of our revenues are generated in China, a majority of our revenue being earned and currency received are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into US Dollars. Accordingly, we may not be able to access NIVS PRC’s funds which may not be readily available to us to satisfy obligations which have been incurred outside the PRC, which could adversely affect our business and prospects or our ability to meet our cash obligations.

We will not be able to complete an acquisition of prospective acquisition targets in the PRC unless their financial statements can be reconciled to U.S. generally accepted accounting principles in a timely manner.

Companies based in the PRC may not have properly kept financial books and records that may be reconciled with U.S. generally accepted accounting principles. If we attempt to acquire a significant PRC target company and/or its assets, we would be required to obtain or prepare financial statements of the target that are prepared in accordance with and reconciled to U.S. generally accepted accounting principles. Federal securities laws require that a business combination meeting certain financial significance tests require the public acquirer to prepare and file historical and/or pro forma financial statement disclosure with the SEC. These financial statements must be prepared in accordance with, or be reconciled to U.S. generally accepted accounting principles and the historical financial statements must be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB. If a proposed acquisition target does not have financial statements that have been prepared in accordance with, or that can be reconciled to, U.S. generally accepted accounting principles and audited in accordance with the standards of the PCAOB, we will not be able to acquire that proposed acquisition target. These financial statement requirements may limit the pool of potential acquisition targets with which we may acquire and hinder our ability to expand our retail operations. Furthermore, if we consummate an acquisition and are unable to timely file audited financial statements and/or pro forma financial information required by the Exchange Act, such as Item 9.01 of Form 8-K, we will be ineligible to use the SEC’s short-form registration statement on Form S-3 to raise capital, if we are otherwise eligible to use a Form S-3. If we are ineligible to use a Form S-3, the process of raising capital may be more expensive and time consuming and the terms of any offering transaction may not be as favorable as they would have been if we were eligible to use Form S-3.

We face risks related to natural disasters, terrorist attacks or other events in China that may affect usage of public transportation, which could have a material adverse effect on our business and results of operations.

Our business could be materially and adversely affected by natural disasters, terrorist attacks or other events in China.  For example, in early 2008, parts of China suffered a wave of strong snow storms that severely impacted public transportation systems. In May 2008, Sichuan Province in China suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties.  The May 2008 Sichuan earthquake has had a material adverse effect on the general economic conditions in the areas affected by the earthquake.  Any future natural disasters, terrorist attacks or other events in China could cause a reduction in usage of or other severe disruptions to, public transportation systems and could have a material adverse effect on our business and results of operations.

We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax on Non-Resident Enterprises' Share Transfer (“Circular 698”) that was released in December 2009 with retroactive effect from January 1, 2008.

The Chinese State Administration of Taxation (SAT) released a circular (Guoshuihan No. 698 – Circular 698) on December 15, 2009 that addresses the transfer of shares by nonresident companies.  Circular 698, which is effective retroactively to January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China.  Circular 698, which provides parties with a short period of time to comply its requirements, indirectly taxes foreign companies on gains derived from the indirect sale of a Chinese company.  Where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of his, her, or its residents is not taxable, the foreign investor is required to provide the tax authority in charge of that Chinese resident enterprise with the relevant information within 30 days of the transfers. Moreover, where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise through an abuse of form of organization and there are no reasonable commercial purposes such that the corporate income tax liability is avoided, the PRC tax authority will have the power to re-assess the nature of the equity transfer in accordance with PRC’s “substance-over-form” principle and deny the existence of the offshore holding company that is used for tax planning purposes.

There is uncertainty as to the application of Circular 698.  For example, while the term "indirectly transfer" is not defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax in the country or jurisdiction and to what extent and the process of the disclosure to the tax authority in charge of that Chinese resident enterprise.  In addition, there are not any formal declarations with regard to how to decide “abuse of form of organization” and “reasonable commercial purpose,” which can be utilized by us to balance if our company complies with the Circular 698.  As a result, we may become at risk of being taxed under Circular 698 and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations.

The foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition.

To the extent that we need to convert U.S. Dollars into Renminbi for our operational needs, our financial position and the price of our common stock may be adversely affected should the Renminbi appreciate against the U.S. Dollar at that time. Conversely, if we decide to convert our Renminbi into U.S. Dollars for the operational needs or paying dividends on our common stock, the dollar equivalent of our earnings from our subsidiaries in China would be reduced should the dollar appreciate against the Renminbi. We currently do not hedge our exposure to fluctuations in currency exchange rates.

Until 1994, the Renminbi experienced a gradual but significant devaluation against most major currencies, including dollars, and there was a significant devaluation of the Renminbi on January 1, 1994 in connection with the replacement of the dual exchange rate system with a unified managed floating rate foreign exchange system. Since 1994, the value of the Renminbi relative to the U.S. Dollar has remained stable and has appreciated slightly against the U.S. Dollar. Countries, including the United States, have argued that the Renminbi is artificially undervalued due to China’s current monetary policies and have pressured China to allow the Renminbi to float freely in world markets. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the dollar. Under the new policy the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of designated foreign currencies. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further and more significant appreciation of the Renminbi against the dollar.

Inflation in the PRC could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country.  Rapid economic growth can lead to growth in the money supply and rising inflation.  According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index increased to 8.5% in April 2008.  If prices for our products and services rise at a rate that is insufficient to compensate for the rise in the costs of supplies such as raw materials, it may have an adverse effect on our profitability.

Furthermore, in order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending.  In January 2010, the Chinese government took steps to tighten the availability of credit including ordering banks to increase the amount of reserves they hold and to reduce or limit their lending.  The implementation of such policies may impede economic growth.  In October 2004, the People’s Bank of China, the PRC’s central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns in the Chinese economy.  In April 2006, the People’s Bank of China raised the interest rate again.  Repeated rises in interest rates by the central bank, in addition to tighter credit and lending restrictions on banks, would likely slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our products and services.

Because our funds are held in banks which do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue in business.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. A significant portion of our assets are in the form of cash deposited with banks in the PRC, and in the event of a bank failure, we may not have access to our funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

As our ultimate holding company is a Delaware corporation, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

If we make equity compensation grants to persons who are PRC citizens, they may be required to register with the State Administration of Foreign Exchange of the PRC, or SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt an equity compensation plan for our directors and employees and other parties under PRC law.

On April 6, 2007, SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, also know as “Circular 78.” It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options. For any plans which are so covered and are adopted by a non-PRC listed company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. We have adopted an equity compensation plan in the future and intend to make securities grants to our officers and directors, most of who are PRC citizens. Circular 78 may require our officers and directors who receive option grants and are PRC citizens to register with SAFE. We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming. If it is determined that any of our equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject us and participants of our equity incentive plan who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our PRC employees. In that case, our ability to compensate our employees and directors through equity compensation would be hindered and our business operations may be adversely affected.

NIVS PRC has enjoyed certain preferential tax concessions and the loss of these preferential tax concessions may cause our tax liabilities to increase and our profitability to decline.

Under the tax laws of the PRC, NIVS PRC has had tax advantages granted by local government for enterprise income taxes commencing April 6, 2004. NIVS PRC has been entitled to have a full tax exemption for the first two profitable years, followed by a 50% reduction on normal tax rate of 24% for the following three consecutive years.  On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law (“New EIT Law”), under which foreign invested enterprises and domestic companies will be subject to enterprise income tax at a uniform rate of 25%. The new law became effective on January 1, 2008. During the transition period for enterprises established before March 16, 2007 the tax rate will be gradually increased starting in 2008 and be equal to the new tax rate in 2012.  The expiration of the preferential tax treatment will increase our tax liabilities and reduce our profitability.

Under the New EIT Law, we and NIVS BVI may be classified as “resident enterprises” of China for tax purpose, which may subject us and NIVS BVI to PRC income tax on taxable global income.

Under the new PRC Enterprise Income Tax Law (the “New EIT Law”) and its implementing rules, both of which became effective on January 1, 2008. Under the New EIT Law, enterprises are classified as resident enterprises and non-resident enterprises.  An enterprise established outside of China with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes.  The implementing rules of the New EIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.  Due to the short history of the New EIT law and lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company such as us and NIVS BVI. Both us and NIVS BVI have all members of management team located in China. If the PRC tax authorities determine that we or NIVS BVI is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income, including interest income on the proceeds from this offering, as well as PRC enterprise income tax reporting obligations. Second, the New EIT Law provides that dividend paid between “qualified resident enterprises” is exempted from enterprise income tax. A recent circular issued by the State Administration of Taxation regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC shareholders. It is unclear whether the dividends that we or NIVS BVI receives from NIVS PRC will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. We are actively monitoring the possibility of “resident enterprise” treatment for the applicable tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible. As a result of the New EIT Law, our historical operating results will not be indicative of our operating results for future periods and the value of our common stock may be adversely affected.

Dividends payable by us to our foreign investors and any gain on the sale of our shares may be subject to taxes under PRC tax laws.

If dividends payable to our shareholders are treated as income derived from sources within China, then the dividends that shareholders receive from us, and any gain on the sale or transfer of our shares, may be subject to taxes under PRC tax laws.

Under the New EIT Law and its implementing rules, PRC enterprise income tax at the rate of 10% is applicable to dividends payable by us to our investors that are non-resident enterprises so long as such non-resident enterprise investors do not have an establishment or place of business in China or, despite the existence of such establishment of place of business in China, the relevant income is not effectively connected with such establishment or place of business in China, to the extent that such dividends have their sources within the PRC.  Similarly, any gain realized on the transfer of our shares by such investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within China and we are considered as a resident enterprise which is domiciled in China for tax purpose.  Additionally, there is a possibility that the relevant PRC tax authorities may take the view that the purpose of us and NIVS BVI is holding NIVS PRC, and the capital gain derived by our overseas shareholders or investors from the share transfer is deemed China-sourced income, in which case such capital gain may be subject to a PRC withholding tax at the rate of up to 10%.  If we are required under the New EIT Law to withhold PRC income tax on our dividends payable to our foreign shareholders or investors who are non-resident enterprises, or if you are required to pay PRC income tax on the transfer or our shares under the circumstances mentioned above, the value of your investment in our shares may be materially and adversely affected.

In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises (“Measures”), pursuant to which, the entities which have the direct obligation to make the following payment to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise, and such payment includes: incomes from equity investment (including dividends and other return on investment), interests, rents, royalties, and incomes from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China.  Further, the Measures provides that in case of equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise.  However, it is unclear whether the Measures refer to the equity transfer by a non-resident enterprise which is a direct or an indirect shareholder of the said PRC company.  Given these Measures, there is a possibility that we may have an obligation to withhold income tax in respect of the dividends paid to non-resident enterprise investors.

Any recurrence of Severe Acute Respiratory Syndrome (SARS), Avian Flu, or another widespread public health problem, in the PRC could adversely affect our operations.

A renewed outbreak of SARS, Avian Flu or another widespread public health problem in China, where all of our manufacturing facilities are located and where the substantial portion of our sales occur, could have a negative effect on our operations. Our business is dependent upon its ability to continue to manufacture products. Such an outbreak could have an impact on our operations as a result of:

•	quarantines or closures of some of our manufacturing facilities, which would severely disrupt our operations,

•	the sickness or death of our key officers and employees, and

•	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our operations.

A downturn in the economy of the PRC may slow our growth and profitability.

A significant portion of our revenues are generated from sales in China.  The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any downturn will not have a negative effect on our business, especially if it results in either a decreased use of our products or in pressure on us to lower our prices.

Because our business is located in the PRC, we may have difficulty establishing adequate management, legal and financial controls, which we are required to do in order to comply with U.S. securities laws.

PRC companies have historically not adopted a Western style of management and financial reporting concepts and practices, which includes strong corporate governance, internal controls and, computer, financial and other control systems. Most of our middle and top management staff are not educated and trained in the Western system, and we may have difficulty hiring new employees in the PRC with such training. In addition, we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002. This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business.

RISKS RELATED TO OUR OWNERSHIP OF OUR COMMON STOCK AND THIS OFFERING

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, which may in the future include investments in, or acquisitions of, complementary businesses, services or technologies. We have not allocated these net proceeds for any specific purposes. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

Our stock price is volatile and you might not be able to resell your securities at or above the price you have paid.

Prior to the listing of our Common Stock on the NYSE Amex in March 2009, there was no public market for our securities.  Since our listing, the price at which our Common Stock has traded has been highly volatile.  From our date of listing on NYSE Amex until April 16, 2010, the low and high sale prices of our common stock on the NYSE Amex ranged from $2.03 to $5.50 per share.  Accordingly, we cannot assure you that an active trading market will develop or be sustained or that the market price of our common stock will not decline.   You might not be able to sell the shares of our common stock at or above the price you have paid. The stock market has experienced extreme volatility that often has been unrelated to the performance of its listed companies. Moreover, only a limited number of our shares are traded each day, which could increase the volatility of the price of our stock. These market fluctuations might cause our stock price to fall regardless of our performance. The market price of our common stock might fluctuate significantly in response to many factors, some of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our annual and quarterly results of operations;

•	changes in securities analysts’ expectations;

•	variations in our operating results, which could cause us to fail to meet analysts’ or investors’ expectations;

•	announcements by our competitors or us of significant new products, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	conditions and trends in our industry;

•	general market, economic, industry and political conditions;

•	changes in market values of comparable companies;

•	additions or departures of key personnel;

•	stock market price and volume fluctuations attributable to inconsistent trading volume levels; and

•	future sales of equity or debt securities, including sales which dilute existing investors.

Holders of our common stock may be diluted in the future.

              We are authorized to issue up to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. Our Board of Directors will have the ability, without seeking stockholder approval, to issue additional shares of common stock and/or preferred stock in the future for such consideration as our Board of Directors may consider sufficient. The issuance of additional common stock and/or preferred stock in the future will reduce the proportionate ownership and voting power of our common stock held by existing stockholders. At April 16, 2010 there were 40,675,347 shares of common stock outstanding and warrants to purchase 55,000 shares of common stock.  In addition, we have an authorized reserve of 4,000,000 shares of common stock that we may grant as stock options or other equity awards pursuant to our stock option plan.  Any future issuances of our common stock would similarly dilute the relative ownership interest of our current stockholders, and could also cause the trading price of our common stock to decline.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock.

The market price of our Common Stock could decline as a result of sales of a large number of shares of our Common Stock in the market or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of April 16, 2010, we had approximately 40.7 million shares of Common Stock outstanding.  In March 2009, we conducted a registered public offering of 550,000 shares of common stock and registered for additional 7.6 million shares of common stock for resale by selling shareholders.  All of these shares are now freely tradable, except for approximately 2.2 million shares that remain subject to lock up restrictions.

Additionally, in connection with our public offering in March 2009, the former stockholders of NIVS BVI and their designees, which collectively hold 27,546,667 shares of our common stock, entered into a lock-up agreement pursuant to which they agreed not to sell or transfer any of their shares until March 2011, subject to release from the underwriter, after which the shares may be sold subject to Rule 144. Under Rule 144, an affiliate stockholder who has satisfied a the required holding period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. As of April 16, 2010, 1% of our issued and outstanding shares of common stock was approximately 406,753 shares. Non-affiliate stockholders are not subject to volume limitations. Any substantial sale of common stock pursuant to any resale prospectus or Rule 144 may have an adverse effect on the market price of our common stock by creating an excessive supply.

The interests of the existing minority shareholder in NIVS PRC may diverge from our own interests and this may adversely affect our ability to manage NIVS PRC.

NIVS PRC, our principal operating subsidiary, is an equity joint venture in which we, through NIVS BVI, directly own a 97.5% interest and the founder of NIVS PRC and our current Chief Executive Office and Chairman of the Board, Tianfu Li, owns the remaining 2.5% interest.  Mr. Li’s interest may not be aligned with our interest at all times. If our interests diverge, Mr. Li may exercise his rights, as dictated under PRC laws, to protect his own interest, which may be adverse to us and our investors. For example, should we wish to transfer our equity interest in NIVS PRC, in whole or in part, to a third-party, Mr. Li, if he dissents to such a transfer, will have a right to have his interests purchased under general company regulations. If Mr. Li exercises his rights, any proposed sale and transfer of our interests in NIVS PRC may be delayed and our financial condition and results of operations may suffer.

The former principal shareholders of NIVS BVI and their designees have significant influence over us.

The former shareholders of NIVS BVI and their designees beneficially own or control approximately 75% of our outstanding shares. If these shareholders were to act as a group, they would have a controlling influence in determining the outcome of any corporate transaction or other matters submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. Such shareholders may also have the power to prevent or cause a change in control. In addition, without the consent of the former NIVS BVI shareholders and their designees, we could be prevented from entering into transactions that could be beneficial to us. The interests of the former NIVS BVI shareholders and their designees may differ from the interests of our other stockholders.

We will sell broker-dealer warrants to our underwriters in connection with this public offering.

We will sell to Rodman and WestPark, the underwriters for this public offering, as additional compensation, warrants to purchase a number of shares of common stock that is equal to 3% the aggregate number of shares sold in this offering, excluding the over-allotment option (the “Underwriter’s Warrants”). The Underwriters’ Warrants may be exercised at any time commencing one year from the effective date of the registration statement of which this prospectus forms a part and continuing for five years thereafter to purchase shares of common stock at an exercise price equal to 125% of the offering price of the shares in this offering.

During the term of the Underwriters’ Warrants, their holders will have the opportunity to profit from an increase in the price of the shares. The existence of the Underwriters’ Warrants may adversely affect the market price of the shares if they become publicly traded and the terms on which we can obtain additional financing. The holders of the Underwriters’ Warrants can be expected to be exercise them at a time when we would, in all likelihood, be able to obtain additional capital on terms more favorable than those contained in the Underwriters’ Warrants. Please see “Underwriting” and “Description of Securities” for additional information regarding the Underwriters’ Warrants and our common stock.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. Any failure of these controls could also prevent us from maintaining accurate accounting records and discovering accounting errors and financial frauds. Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal control over financial reporting, and attestation of this assessment by our independent registered public accountants. The annual assessment of our internal controls requirement first applied to our annual report for the 2008 fiscal year and the attestation requirement of management’s assessment by our independent registered public accountants will first apply to our annual report for the 2010 fiscal year.

The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. In October 2008, our independent registered public accounting firm Kempisty & Company Certified Public Accountants, P.C. (“Kempisty”), informed us that our financial statements for the years ended 2007, 2006, and 2005 and the quarter ended June 30, 2008 and 2007 contained an error in the accounting treatment of imputed interest on due to shareholders loan, resulting in an understatement of our expenses for those periods. Furthermore, in November 2008, our management identified a material weakness in our controls and procedures regarding our failure to timely disclose and prevent loan transactions made to entities owned and controlled by our CEO and related parties in violation of Section 402 of the Sarbanes-Oxley Act of 2002. In February 2010, we conducted a restatement related to an accounting error that resulted in an overstatement of selling expenses in the amount of approximately $618,000 for the three months ended September 30, 2009 and approximately $870,000 of unrecorded liabilities related to the Company’s non-payment of contributions to PRC housing provident funds for its employees as required under PRC regulations. We may encounter additional problems or delays in completing activities necessary to improve our internal control over financial reporting. In addition, the attestation process by our independent registered public accountants is new and we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accountants. If we cannot assess our internal control over financial reporting as effective, or our independent registered public accountants are unable to provide an unqualified attestation report on such assessment for fiscal year 2010, investor confidence and share value may be negatively impacted.

In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting, or disclosure of our public accounting firm’s attestation to our report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

We provided loans to certain entities owned and controlled by our chief executive officer in violation of Section 402 of the Sarbanes-Oxley Act of 2002 and we and/or our chief executive officer could become subject to criminal, civil or administrative sanctions, penalties, or investigations and may also face potential private securities litigation.

Section 402 of the Sarbanes-Oxley Act of 2002 (“Section 402”) prohibits us from directly or indirectly, including through any subsidiary, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any of our directors or executive officers. Prior to the Share Exchange, our subsidiaries entered into loan transactions with NIVS PRC’s founder and our principal shareholder and current Chief Executive Officer and Chairman of the Board, Tianfu Li. In these transactions, our subsidiaries would borrow funds from Mr. Li.  In addition, our subsidiaries would lend funds to entities that were owned and controlled by Mr. Li. These entities are NIVS Investment (SZ) Co., Ltd.; Zhongkena Technology Development; Xentsan Technology (SZ) Co., Ltd.; Korea Hyundai Light & Electric (Int’l) Holding; NIVS Information & Technology (HZ) Co., Ltd.; and Hyundai Light & Electric (HZ) Co., Ltd. (collectively, the “Related Companies”).  The loans, which were unsecured with no fixed repayment date, were for temporary funding of each of the Related Companies’ business.

It was intended that all loans from the Company to the entities owned by our CEO and related parties be repaid prior to the closing of the Share Exchange, and no further loans would be made after the closing of the Share Exchange.  In November 2008, it was discovered that the loans to entities owned by our CEO and related parties continued after the closing of the Share Exchange, as more fully described in the notes to the financial statements contained in this prospectus.  Although we have attempted to take remedial steps to address the violation of Section 402 by requiring immediate and full repayment of all outstanding loan balances, the violation of Section 402 may cause governmental authorities, such as the United States Securities and Exchange Commission, to subject us to criminal, civil, or administrative sanctions, penalties, or investigations, which may not be resolved favorably and will require significant management time and attention, and we could incur costs which could materially and negatively affect our business, results of operations and cash flows. There are no assurances that an investigation or litigation will not commence, and if commenced, that such investigation or litigation will result in a favorable outcome for us. Similarly, private parties may also initiate civil litigation against us for such violations.

We may not be able to achieve the benefits we expect to result from the Share Exchange.

On July 25, 2008, the Share Exchange closed and NIVS BVI became our 100%-owned subsidiary, and our sole business operations became that of NIVS BVI. We also appointed a new Board of Directors and management consisting of persons from NIVS BVI and changed our corporate name from SRKP 19, Inc. to NIVS IntelliMedia Technology Group, Inc.

We may not realize the benefits that we hoped to receive as a result of the Share Exchange, which include:

•	access to the capital markets of the United States;

•	the increased market liquidity expected to result from exchanging stock in a private company for securities of a public company that may eventually be traded;

•	the ability to use registered securities to make acquisition of assets or businesses;

•	increased visibility in the financial community;

•	enhanced access to the capital markets;

•	improved transparency of operations; and

•	perceived credibility and enhanced corporate image of being a publicly traded company.

There can be no assurance that any of the anticipated benefits of the Share Exchange will be realized with respect to our new business operations. In addition, the attention and effort devoted to achieving the benefits of the Share Exchange and attending to the obligations of being a public company, such as reporting requirements and securities regulations, could significantly divert management’s attention from other important issues, which could materially and adversely affect our operating results or stock price in the future.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the public markets and public reporting. For example, on January 30, 2009, the SEC adopted rules requiring companies to provide their financial statements in interactive data format using the eXtensible Business Reporting Language, or XBRL. We will have to comply with these rules by June 15th, 2011. NIVS’ management team will need to invest significant management time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Our common stock may be considered a “penny stock,” and thereby be subject to additional sale and trading regulations that may make it more difficult to sell.

Our common stock may be considered to be a “penny stock” if it does not qualify for one of the exemptions from the definition of “penny stock” under Section 3a51-1 of the Securities Exchange Act for 1934, as amended (the “Exchange Act”). Our common stock may be a “penny stock” if it meets one or more of the following conditions (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) it is NOT quoted on the Nasdaq Capital Market, or even if so, has a price less than $5.00 per share; or (iv) is issued by a company that has been in business less than three years with net tangible assets less than $5 million.

The principal result or effect of being designated a “penny stock” is that securities broker-dealers participating in sales of our common stock will be subject to the “penny stock” regulations set forth in Rules 15-2 through 15g-9 promulgated under the Exchange Act. For example, Rule 15g-2 requires broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document at least two business days before effecting any transaction in a penny stock for the investor’s account. Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult and time consuming for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

We do not foresee paying cash dividends in the foreseeable future and, as a result, our investors’ sole source of gain, if any, will depend on capital appreciation, if any.

We do not plan to declare or pay any cash dividends on our shares of common stock in the foreseeable future and currently intend to retain any future earnings for funding growth. As a result, investors should not rely on an investment in our securities if they require the investment to produce dividend income. Capital appreciation, if any, of our shares may be investors’ sole source of gain for the foreseeable future. Moreover, investors may not be able to resell their shares at or above the price they paid for them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this prospectus, including in the documents incorporated by reference into this prospectus, includes some statements that are not purely historical and that are “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our company’s and our management’s expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition and, results of operations.  In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this prospectus are based on current expectations and beliefs concerning future developments and the potential effects on the Company.  There can be no assurance that future developments actually affecting us will be those anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the parties’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•	Our reliance on our major customers for a large portion of our net sales;

•	Our ability to develop and market new products;

•	Our ability to continue to borrow and raise additional capital to fund our operations;

•	Our expansion into the competitive mobile phone industry;

•	Our ability to collect aging trade receivables, which represent a substantial portion of our assets;

•	Our ability to effectively integrate the operations of Dongri, which we acquired in January 2010;

•	Our ability to accurately forecast amounts of supplies needed to meet customer demand;

•	Our ability to obtain extension to our significant outstanding short-term borrowings when they mature;

•	The market acceptance of our products;

•	Exposure to product liability and defect claims;

•	Fluctuations in the availability of raw materials and components needed for our products;

•	Protection of our intellectual property rights;

•	Changes in the laws of the PRC that affect our operations;

•	Inflation and fluctuations in foreign currency exchange rates;

•	Our ability to obtain all necessary government certifications, approvals, and/or licenses to conduct our business;

•	Management’s broad discretion over the use of the proceeds from this offering;

•	Development of a public trading market for our securities;

•	The cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations; and

•
The other factors referenced in this prospectus, including, without limitation, under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”

The risks included above are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and operating results.  Moreover, we operate in a very competitive and rapidly changing environment.  New risk factors emerge from time to time and we cannot predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements.  Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus, and the documents that we reference in this prospectus and have filed as exhibits to this prospectus with the Securities and Exchange Commission, completely and with the understanding that our actual future results, levels of activity, performance and achievements may materially differ from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of common stock in this offering will be approximately $21.9 million after deducting estimated offering expenses of $700,000 and underwriting discounts and commissions.   If the over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $25.2 million.

We intend to use the net proceeds of the offering for general corporate and working capital purposes, such as sales and marketing, research and development, working capital and other general corporate purposes.  We cannot specify with certainty the particular uses for the net proceeds. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our development efforts, sales and marketing activities, the amount of cash generated or used by our operations and competition. We may find it necessary or advisable to use portions of the proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. We have no current intentions to acquire any other businesses. Pending these uses, the proceeds will be invested in short-term, investment grade, interest-bearing securities.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has traded on the NYSE Amex under the symbol “NIV” since March 13, 2009. Prior to that, there was no public market for our common stock.  The following table lists, for the periods indicated below, quarterly information on the price range of our common stock based on the high and low reported intraday sale prices for our common stock as reported by the NYSE Amex. These prices do not include retail markups, markdowns or commissions.

	Prices
Year ended December 31, 2010	Low	High
First Quarter (through April 16, 2010)	$2.48	$4.38

	Prices
Year ended December 31, 2009	Low	High
Fourth Quarter	$2.17	$3.00
Third Quarter	2.03	3.26
Second Quarter	2.14	4.58
First Quarter (from March 13, 2009)	3.24	5.50

              The last reported sale price for our common stock on NYSE Amex was $3.42 per share on April 16, 2010. We have approximately 211 registered holders of our common stock as of April 16, 2010.

DIVIDEND POLICY

We do not expect to declare or pay any cash dividends on our common stock in the foreseeable future, and we currently intend to retain future earnings, if any, to finance the expansion of our business. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in its discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant.  We did not pay cash dividends for the years ended December 31, 2009, 2008, and 2007.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Furthermore, the ability of our Chinese operating subsidiaries to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balance of the Chinese operating subsidiaries. Because substantially all of our operations are conducted in the PRC and a substantial majority of our revenues are generated in the PRC, a majority of our revenue being earned and currency received are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in the PRC, and, as a result, we may unable to distribute any dividends outside of the PRC due to PRC exchange control regulations that restrict our ability to convert RMB into US Dollars.

Our inability to receive dividends or other payments from our Chinese operating subsidiary could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. NIVS PRC’s funds may not be readily available to us to satisfy obligations which have been incurred outside the PRC, which could adversely affect our business and prospects or our ability to meet our cash obligations. Accordingly, if we do not receive dividends from our Chinese operating subsidiary, our liquidity, financial condition and ability to make dividend distributions to our stockholders will be materially and adversely affected.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2009 (unaudited) on:

•	an actual basis; and

•
on an as-adjusted basis to give effect to the sale of 7,294,832 shares of common stock in this offering at a public offering price of $3.29 per share, after deducting estimated underwriting discounts and commissions of 6% and estimated offering costs and expenses of $700,000 to be paid by us.

You should read this table in conjunction with “Use of Proceeds,” “Summary Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	December 31, 2009
	Actual		As-Adjusted
	(amounts in thousands)
Stockholders' equity:	$		$
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2009		-		-
Common stock, $0.0001 par value, 100,000,000 shares authorized, 40,675,347 issued and outstanding on an actual basis and 47,970,179 issued and outstanding on an as-adjusted basis		4		5
Additional paid-in capital		21,717		43,576
Accumulated other comprehensive income		3,980		3,980
Statutory reserve fund		5,722		5,722
Retained earnings (unrestricted)		47,497		47,497
Total NIVS stockholders' equity		$78,920		$100,780
Non-Controlling interest		$1,770		$1,770
Total capitalization		$80,690		$102,550

The outstanding share information in the table above excludes:

•	4,000,000 shares of common stock reserved for issuance under our 2009 Omnibus Incentive Plan;

•	55,000 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $4.20 per share; and

•	1,094,424 shares of common stock available for issuance by us pursuant to the underwriters’ over-allotment option related to this offering.

DILUTION

If you invest in our shares of common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share you will pay in this offering and the net tangible book value per share of common stock immediately after this offering.

Investors participating in this offering will incur immediate, substantial dilution. Our net tangible book value as of December 31, 2009 was $78.4 million, or $1.93 per share based on 40,675,347 shares of common stock outstanding.  Based on the sale by us of 7,294,832 shares of common stock offered in this offering at a public offering price of $3.29 per share, and after deducting the estimated underwriting discount and commissions of 6% and estimated offering costs and expenses of $700,000, our as-adjusted net tangible book value as of December 31, 2009 would have been $100.3 million, or $2.09 per share.  This represents an immediate increase in net tangible book value of $0.16 per share to our existing stockholders and an immediate dilution of $1.20 per share to the new investors purchasing shares of common stock in this offering.

The following table illustrates this per share dilution based on the assumptions indicated above:

Public offering price per share		$3.29
Net tangible book value per share as of December 31, 2009	$1.93
Increase per share attributable to new public investors	0.16

Net tangible book value per share after this offering		2.09

Dilution per share to new public investors		1.20

The following table sets forth, on an as adjusted basis as of December 31, 2009, the difference between the number of shares of common stock purchased from us, the total cash consideration paid, and the average price per share paid by our existing stockholders and by new public investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, using a public offering price of $3.29 per share of common stock:

	Shares Purchased		Total Cash Consideration
	Number	Percent	Amount (in thousands)	Percent	Average Price Per Share
Existing stockholders	40,675,347	84.8%	$21,835	47.6%	$0.54
New investors from public offering	7,294,832	15.2%	$24,000	52.4%	$3.29
Total	47,970,179	100%	$45,835	100%

The total consideration amount for shares of common stock held by our existing stockholders includes total cash paid for our outstanding shares of common stock as of December 31, 2009 and excludes the value of securities that we have issued for services.  The information in the tables above is based on 40,675,347 shares outstanding as of December 31, 2009 and excludes the following shares potentially issuable as of that date:

•	4,000,000 shares of common stock reserved for issuance under our 2009 Omnibus Incentive Plan;

•	55,000 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $4.20 per share; and

•	1,094,424 the shares of common stock available for issuance by us pursuant to the underwriters’ over-allotment option related to this offering.

The underwriters have a 45-day option to purchase up to 1,094,224 shares of common stock if it elected to exercise the over-allotment option in full.  If such additional number of shares were sold, the number of shares held by existing stockholders will be reduced to 82.9% of the total number of shares to be outstanding after this offering; and the number of shares held by the new investors will be increased to 8,389,056 shares, or 17.1%, of the total number of shares of common stock outstanding after this offering.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary financial information contains consolidated statement of income data for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 and the consolidated balance sheet data as of December 31, 2009, 2008, 2007, 2006 and 2005.  The consolidated statement of income data and balance sheet data were derived from the audited consolidated financial statements.  Such financial data should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements starting on page F-1 and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Consolidated Statements of Income

	Years ended December 31,
	2009	2008	2007	2006	2005
	(all amounts are in thousands except share and per share amounts)
Revenue	$185,198	$143,631	$77,627	$37,735	$21,966
Other Sales	282	415	516	53	-
Cost of Goods Sold	(142,416)	(109,763)	(58,864)	(28,072)	(17,300)
Gross Profit	43,064	34,283	19,279	9,716	4,666

Selling Expenses	6,761	5,376	3,270	1,792	837

General and administrative
Amortization	79	69	62	59	137
Depreciation	331	337	328	300	198
Bad debts (recovery)	(2,745)	2,531	473	133	81
Merger cost	-	1,786	-	-	-
Stock-based compensation	-	765	-	-	-
Other G&A expense	4,850	3,172	2,548	1,126	832
Total General and administrative	2,515	8,660	3,411	1,618	1,248
Research and development	5,315	1,737	373	417	230
Total operating expenses	14,591	15,773	7,054	3,827	2,315
Income from operations	28,473	18,510	12,225	5,889	2,351

Other income (expenses)
Government grant	576	32	28	-	160
Write-down of inventory	-	(132)	(105)	-	(5)
Gain on disposal of assets	-	-	-	1,226	-
Interest income	-	-	235	19	11
Interest expense	(1,567)	(2,208)	(1,792)	(863)	(319)
Imputed interest	-	(656)	(527)	(125)	(97)
Sundry income (expense), net	11	(52)	(111)	(56)	(7)
Total other income (expenses)	(980)	(3,016)	(2,272)	201	(257)

Income before Noncontrolling interest and income taxes	27,493	15,494	9,953	6,090	2,094
Income taxes	(3,406)	(2,031)	(1,269)	(753)	-
Noncontrolling interest	(630)	(430)	(217)	(135)	(56)

Net Income	$23,457	$13,033	$8,467	$5,202	$2,038

Consolidated Balance Sheets

	As of December 31,
	2009	2008	2007	2006	2005
	(in thousands)
Total Current Assets	$63,122	$44,963	$25,309	$16,768	$12,287
Total Assets	140,477	118,924	88,554	37,015	34,860
Total Current Liabilities	59,786	63,592	59,528	28,715	19,415
Total Liabilities	59,786	71,435	70,537	34,808	29,469
Total Stockholders’ Equity	80,691	47,489	18,017	2,207	5,391

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes, and the other financial information included in this prospectus.

This prospectus contains forward-looking statements.  The words “anticipated,” “believe,” “expect, “plan,” “intend,” “seek,” “estimate,” “project,” “could,” “may,” and similar expressions are intended to identify forward-looking statements.  These statements include, among others, information regarding future operations, future capital expenditures, and future net cash flow.  Such statements reflect our management’s current views with respect to future events and financial performance and involve risks and uncertainties, including, without limitation, general economic and business conditions, changes in foreign, political, social, and economic conditions, regulatory initiatives and compliance with governmental regulations, the ability to achieve further market penetration and additional customers, and various other matters, many of which are beyond our control.  Should one or more of these risks or uncertainties occur, or should underlying assumptions prove to be incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated.  Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance of the actual results or developments.

OVERVIEW

Through NIVS PRC, we engage in the development, production and sales of consumer electronic products.  Our products primarily consist of audio and video products, including digital audio systems, televisions, digital video broadcasting (“DVB”) set-top boxes, DVD players, as well as audio/video peripheral and accessory products.  We have invested substantial resources in the research and development of our intelligent audio and video consumer products, most of which utilize our Chinese speech interactive technology to permit users to control our products through their spoken commands.  We recently added mobile phones and other 3G communication devices to our product portfolio.  In January 2010, we acquired Dongri, a mobile phone product manufacturer, for a purchase price of up to $23 million.

Through wholesalers and distributors of electronic products, our products are distributed worldwide, including markets in Europe, Southeast Asia and North America.  For export sales and OEM production, we produce based on customer demand and orders. For products with our own brand names, customers generally do not provide us with any long-term commitments. As a result it is necessary for us to estimate, based in part on non-binding estimates by our customers and potential customers, the requirements for our products. In addition, in some instances, we develop products based on anticipated customer demand with no assurance that we will receive the anticipated orders. To the extent that we do not receive the anticipated orders or that our customers require products in greater quantities than anticipated, our revenue and margins will be affected.

A small number of customers account for a very significant percentage of our revenue. For the year ended December 31, 2009, we had four customers that each accounted for at least 5% of the revenues that we generated. These four customers accounted for a total of approximately 34.9% of our revenue for that period.  During the year ended December 31, 2009, we had one customer—Shenzhen Zhanhui (15.9%)—that accounted for more than 10% of our sales. During the year ended December 31, 2008, we had four customers that generated revenues of at least 5% of our revenues. These four customers accounted for a total of approximately 33.3% of our revenue for the year ended December 31, 2008. For the same period, we had one customer—Shenzhen Zhanhui (12.7%)—that accounted for more than 10% of our sales. During the year ended December 31, 2007, we had five customers that generated revenues of at least 5% of our revenues. These five customers accounted for a total of approximately 38.4% of our revenue for the year ended December 31, 2007. For the same period, we had one customer—HongKong Huian (13.5%)—that accounted for more than 10% of our sales. Unless we replace a customer, the loss of any of these customers could have a material adverse effect upon our revenue and net income.

We have longstanding business relationships with certain suppliers with stable supply sources, and we believe this practice helps us reduce our risk on shortage of raw material supply.  We also enter into one-year agreements with some of our suppliers that provide our forecast of the quantity that we believe that we will need for the upcoming year.  These agreements typically result in obtaining a discount on our purchases from our suppliers during the year as we submit purchase orders further to the agreements.  Notwithstanding our practices to reduce the cost of our materials, price fluctuations of materials will still affect our production cost and gross margin.

Various factors may impact our company’s performance in different ways. Our ability to compete effectively in light of the short life cycle of many of our products is related to the amount of resources we invest in research and development and how quickly we are able to produce new product models to replace products with older functionality.  By upgrading our products, adding functionality, and improving technological specifications, we can increase the value of such products and the resulting product price, which can help compensate for losses associated with the short life cycle of many of our products and can help increase our revenue.  For example, the average selling price for certain of our existing speaker and CRT TV has been declining.  By adding functionality and developing new design to our speaker to form new intelligent audio and video equipment and shift CRT TV to LCDTV production, we believe we increased the value of such products and the resulting product price.

In addition, we have shifted our focus from one product to another product that we believe would increase our profitability. During 2009, our sales revenue for new intelligent audio and video equipment was approximately $83.9 million, which represented an increase of approximately 363.5% compared to revenue of $18.1 million from the sale of intelligent audio and video equipment in 2008. The increase in revenue for new intelligent audio and video equipment resulted from an increase in sales volume. In 2009, our sales volume for home theater increased approximately 15.5% as compared to sales volume in 2008. We believe the increase in sales revenue and volume is a result of our investment of resources into the research and development of new products and design, our focus on the promotion of our brand, and expansion of our sales channels. In year ended December 31, 2009, our sales revenue for LCDTV decreased approximately 5.9%, respectively, compared to our sales revenue for the year ended December 31, 2008.

Furthermore, we have recently entered into the mobile phone and communication device market. In January 2010, we agreed to pay up to $23 million in our acquisition of Huizhou Dongri Digital Co., Ltd., a mobile phone product manufacturer. We intend to devote additional management time and resources to penetrating the mobile phone and communication device market. We expect that Dongri will replace a significant portion of outsourced manufacturing services as it relates to mobile phone products that we previously utilized. Because we have our own factory and capabilities to produce a large number of the important components needed for our mobile phone products, we believe that the acquisition will ultimately be the most cost-effective manner to provide mobile phones to the market. We expect that the margins on our mobile phone products will be lower than our audio and video equipment; however, with the acquisition of Dongri, we believe that we will be able to increase the sales volume of our mobile phone products, which will increase our revenues.

In the past, we have relied more heavily on sales to original equipment manufacturers (OEMs) for a significant portion of our revenues; however, we have increased our focus on and investment of resources in sales of our own brand, which we believe will permit us to decrease our reliance on OEM sales. OEM sales accounted for approximately 55% of our revenues for the year ended December 31, 2009, as compared to 60% for the year ended December 31, 2008, and 77% for the year ended December 31, 2007, and sales of products with our own brand accounted for approximately 45% of our revenues for the year ended December 31, 2009, as compared to 40% for the year ended December 31, 2008, and 23% for the year ended December 31, 2007.

Corporate History

We were incorporated in the State of Delaware on December 7, 2006 as a “blank check” shell company to investigate and acquire a target company or business seeking the perceived advantages of being a publicly held corporation.  On June 27, 2008, we entered into a share exchange agreement with Niveous Holding Company Limited, a British Virgin Islands company (“NIVS BVI”) and all of the shareholders of NIVS BVI.  Pursuant to the exchange agreement, as it was amended on July 25, 2008, we agreed to issue an aggregate of 27,546,667 shares of our common stock in exchange for all of the issued and outstanding securities of NIVS BVI. The share exchange closed on July 25, 2008 and we (i) closed a share exchange transaction pursuant to which we became the 100% parent of NIVS BVI (ii) assumed the operations of NIVS BVI and its subsidiaries, and (iii) changed or name from SRKP 19, Inc. to NIVS IntelliMedia Technology Group, Inc.  After the closing of the share exchange and private placement, as described below, we had 36,855,714 outstanding shares of common stock, no shares of preferred stock, no options, and warrants to purchase 946,667 shares of common stock.

The transactions contemplated by the Exchange Agreement, as amended, were intended to be a “tax-free” contribution and/or reorganization pursuant to the provisions of Sections 351 and/or 368(a) of the Internal Revenue Code of 1986, as amended.  Because the shares issued that we issued in share exchange represented a controlling interest, the transaction has been accounted for as a recapitalization or reverse merger with NIVS BVI being considered the acquirer. The accompanying consolidated financial statements have been restated on a retroactive basis to present the capital structure of NIVS BVI as though it were the reporting entity.

Recent Events

January 2010 Acquisition of Dongri

In January 2010, we, through NIVS BVI, acquired 100% of the equity interest of Huizhou Dongri Digital Co., Ltd., ("Dongri"), a mobile phone product manufacturer located in the Huizhou Zhongkai Hi-tech Zone area.  The aggregate purchase price that we agreed to pay is up to $23 million, with $13 million being paid within one month of closing and up to an additional $10 million that may become payable at future dates if Dongri meets after-tax income targets, as more fully described below.  With the acquisition of Dongri, we augmented our manufacturing capabilities for mobile phones.

If Dongri's after-tax income for the first half of 2010 exceeds approximately $1.91 million, then an additional $3 million will be paid to the former shareholder of Dongri. If Dongri's after-tax income is between $955,000 and $1.91 million, then a pro-rata amount will be payable, and no percentage of the $3 million will be paid if the after-tax income is less than approximately $955,000.  For the third quarter of 2010, if Dongri's after-tax income exceeds approximately $1.03 million, then an additional $3 million will be paid to the former Dongri shareholder. If Dongri's after-tax income is between approximately $514,000 and $1.03 million, then a pro-rata amount will be paid, and no amount will be paid if the after-tax income is less than $514,000.  Similarly, for the fourth quarter of 2010, we will pay Dongri an additional $4 million if its after-tax income exceeds $1.18 million, and a pro rata portion if it falls between approximately $590,000 and $1.18 million.  No amount will be paid for the fourth quarter if Dongri's after-tax income is less than $590,000.

All after-tax income amounts will be calculated by us in accordance with U.S. GAAP, as confirmed by our independent auditors.  We will make additional payments owed to Dongri, if any, no later than the 30 days after the filing of our quarterly or annual report, as applicable, with the SEC for the respective period.

September 2009 Entry into Mobile Phone Market

In September 2009, we were granted a license to manufacture mobile phones by the Ministry of Industry and Information Technology. With our new license, we are authorized to operate mobile phone manufacturing business in mainland China under the “NIVS” brand name.   We have capabilities and intellectual property rights to manufacture 3G mobile phones and have already introduced a dual-mode EVDO/GSM 3G handset to the market.   Also in 2009, we reached an agreement to manufacture mobile phones for China Telecom Corp. Ltd. to be used with China Telecom’s 3G network, e-Surfing. We currently manufacture two CDMA 3G mobile phone models, the NE16 and NE20.

March 2009 Public Offering

In March 2009, we completed a public offering consisting of 550,000 shares of our common stock. WestPark Capital, Inc. acted as underwriter in the public offering.  Our shares of common stock were sold to the public at a price of $3.50 per share, for gross proceeds of approximately $1.9 million.  In April 2009, WestPark Capital exercised its over-allotment option to purchase an additional of 82,500 shares of common stock. The shares were sold at a price of $3.50 per share for a gross proceed of $288,750.

December 2008 Agreement to Convert Debt to Shares

On December 24, 2008, we and three of our subsidiaries (NIVS BVI, NIVS HK, and NIVS PRC) entered into an agreement with Mr. Li pursuant to which the outstanding debt that we owed to Mr. Li would be converted into shares of our common stock.  According to the agreement, the shares would be issued upon the closing of our public offering.  The public offering closed on March 18, 2009 and we issued 2,240,493 shares of common stock to Mr. Li, which is equal to the debt amount of approximately $7.8 million divided by the offering price of our public offering, which was $3.50 per share.  As a result of the conversion of the debt into equity, the debt is no longer outstanding, and we do not have any outstanding debt owed to Mr. Li.

November 2008 Debt Repayment and Set-Off Agreement

From June 2005 to November 2008, our subsidiaries entered into hundreds of loan transactions with NIVS PRC’s founder and our principal shareholder and current Chief Executive Officer and Chairman of the Board, Tianfu Li.  In these loan transactions, we would borrow funds from Mr. Li. In addition, our subsidiaries, primarily through NIVS PRC and NIVS International (H.K.) Limited (“NIVS HK”), would lend funds to the entities that were owned and controlled by Mr. Li.  These entities owned and controlled by Mr. Li are NIVS Investment  (SZ) Co., Ltd.; Zhongkena Technology Development; Xentsan Technology (SZ) Co., Ltd.; Korea Hyundai Light & Electric (Int'l) Holding; NIVS Information & Technology (HZ) Co., Ltd.; and Hyundai Light & Electric (HZ) Co., Ltd. (collectively, the “Related Companies”).  Our loans to related parties also include a loan to a supplier of Hyundai Light and Electric (HZ) Co. Ltd. in the amount of 38,474,900RMB, which is equal to approximately U.S. $5.5 million. The note carried an interest rate of 1.5% per month and was guaranteed by Hyundai Light and Electric (HZ) Co Ltd.

The loans to the Related Companies were for temporary funding of each of the Related Companies’ business, and the amount of the loans made by our subsidiaries to the Related Companies ranged in amount.  The aggregate amount loaned from our subsidiaries to the Related Companies was approximately $13 million and $10 million during the years ended December 31, 2008 and 2007, respectively.  The loan amounts owed to our subsidiaries by the Related Companies as of December 31, 2008 and 2007 were $0 and $2.2 million, respectively.  As of December 31, 2008, our subsidiaries had an aggregate outstanding loan balance due to Mr. Li of $7.8 million, which was converted into equity upon the closing of our public offering in March 2009. All of the loans to and from our subsidiaries were unsecured with no fixed repayment date.  The loans were borrowed and repaid frequently.  Normally, it was agreed that the loan amounts were to be paid back to our subsidiaries within three to six months from the date of the loan transaction.

Upon the closing of the Share Exchange, we, a public reporting company under U.S. securities laws, gained ownership of the subsidiaries.  As a result, our subsidiaries became subject to the Sarbanes-Oxley Act of 2002, including Section 402’s prohibition against personal loans to directors and executive officers, either directly or indirectly.  Because the loans did not have a purpose directly related to the business operations of our company or our subsidiaries, we believe that the loans made and outstanding after the closing of the Share Exchange may violate Section 402 of Sarbanes-Oxley, which would subject us and our chief executive officer to possible criminal, civil or administrative sanctions, penalties, or investigations, in addition to potential private securities litigation.  It was intended that all loans from our subsidiaries to our officers and directors, whether directly or indirectly, be repaid in full prior to the closing of the Share Exchange, and no further loans were to be made to such related parties after the closing of the Share Exchange, which occurred on July 25, 2008.  In November 2008, it was discovered that the loans to the entities owned by Mr. Li continued after the closing of the Share Exchange, as more fully described in the notes to the financial statements contained in this prospectus.  We made a total of 47 loans, with a total loan amount of $3,221,915, to the Related Companies after the closing of the Share Exchange.

On November 28, 2008, we and our subsidiaries entered into a Debt Repayment and Set-Off Agreement (the “Agreement”) with Mr. Li and the Related Companies.  Pursuant to the Agreement, as it was amended on December 22, 2008, each of the Related Companies agreed to completely and immediately repay all outstanding loan amounts that it owed to us and our subsidiaries and we and our subsidiaries agreed to repay approximately $1.0 million of the debt that we and our subsidiaries owed to Mr. Li.  As inducement for the Related Companies for entering into the Agreement, we and our subsidiaries agreed to, among other things, permit the amounts owed to us by the Related Companies to be off-set by amounts that we owed to Mr. Li and acknowledge that the Related Companies no longer owed any loan amounts to us or our subsidiaries.

Immediately prior to the repayments under the Agreement, our subsidiaries had an aggregate outstanding loan amount of approximately $8.8 million owed to Mr. Li (the “Li Debt”).  On the same date, Mr. Li, through the Related Companies, had an aggregate outstanding loan amount of approximately $1.0 million owed to our subsidiaries (the “Related Companies’ Debt”), which consisted of approximately $1.0 million owed by Korea Hyundai Light & Electric (Int'l) Holding.  Pursuant to the Agreement, the Related Companies’ Debt of approximately $1.0 million was repaid by set off against the Li Debt of approximately $8.8 million.  As a result of the transactions contemplated by the Agreement, the Related Companies’ Debt was no longer outstanding and neither Mr. Li nor any of the Related Companies owed us or our subsidiaries any loan amount.  Moreover, after the repayments under the Agreement, our subsidiaries’ remaining debt owed to Mr. Li was approximately $7.8 million.  The parties to the Repayment Agreement also acknowledged that there were no remaining debt obligations owed to the us or our subsidiaries, either directly or indirectly, by Mr. Li, any other executive officer or director, or any related family member, of our company or subsidiaries, or any entity owned or controlled by such persons, including the Related Companies, and that no loans or similar arrangements will be made by us or our subsidiaries to such persons or entities in the future.

Critical Accounting Policies, Estimates, and Assumptions

The SEC defines critical accounting policies as those that are, in management's view, most important to the portrayal of our financial condition and results of operations and those that require significant judgments and estimates.

The discussion and analysis of our financial condition and results of operations is based upon our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities. On an on-going basis, we evaluate our estimates including the allowance for doubtful accounts, the salability and recoverability of inventory, income taxes and contingencies. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We cannot predict what future laws and regulations might be passed that could have a material effect on our results of operations. We assess the impact of significant changes in laws and regulations on a regular basis and update the assumptions and estimates used to prepare our financial statements when we deem it necessary.

Revenue recognition.  We recognize revenue from the sales of products. Sales are recognized when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectivity is reasonably assured. Sales revenue is presented net of value added tax (VAT), sales rebates and returns. No return allowance is made as product returns are insignificant based on historical experience.

Allowance for doubtful accounts. In estimating the collectability of accounts receivable we analyze historical write-offs, changes in our internal credit policies and customer concentrations when evaluating the adequacy of our allowance for doubtful accounts. Differences may result in the amount and timing of expenses for any period if we make different judgments or use different estimates. Our accounts receivable represent a significant portion of our current assets and total assets. Our realization on accounts receivable, expressed in terms of United States dollars may be affected by fluctuations in currency rates since the customer’s currency is frequently a currency other than United States dollars.

Inventories. Inventories comprise raw materials and finished goods are stated at the lower of cost or market. Substantially all inventory costs are determined using the weighted average basis. Costs of finished goods include direct labor, direct materials, and production overhead before the goods are ready for sale. Inventory costs do not exceed net realizable value.

Taxation. Under the tax laws of PRC, NIVS PRC has had tax advantages granted by local government for corporate income taxes and sales taxes commencing April 6, 2004. NIVS PRC has been entitled to have a full tax exemption for the first two profitable years, followed by a 50% reduction on normal tax rate of 24% for the following three consecutive years. On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies will be subject to enterprise income tax at a uniform rate of 25%, except for High Tech companies that pay a reduced rate of 15%. The new law became effective on January 1, 2008. During the transition period for enterprises established before March 16, 2007 the tax rate will be gradually increased starting in 2008 and be equal to the new tax rate in 2012. We believe that our profitability will be negatively affected in the near future as a result of the new EIT Law.

Results of Operations

The following table sets forth information from our statements of income for the years ended December 31, 2009, 2008, and 2007 in dollars and as a percentage of revenue:

	Years Ended December 31,
	2009		2008		2007
	(in thousands)
Revenue	$185,198	99.8%	$143,631	99.7%	$77,627	99.3%
Other Sales	282	0.2%	415	0.3%	516	0.7%
Cost of Goods Sold	(142,416)	-76.8%	(109,763)	-76.2%	(58,864)	-75.3%
Gross Profit	43,064	23.2%	34,283	23.8%	19,279	24.7%

Selling Expenses	6,761	3.6%	5,376	3.7%	3,270	4.2%

General and administrative
Amortization	79	0.0%	69	0.0%	62	0.1%
Depreciation	331	0.2%	337	0.2%	328	0.4%
Bad debts (recovery)	(2,745)	-1.5%	2,531	1.8%	473	0.6%
Merger cost	-	0.0%	1,786	1.2%	-	0.0%
Stock-based compensation	-	0.0%	765	0.5%	-	0.0%
Other G&A expense	4,850	2.6%	3,172	2.2%	2,548	3.3%
Total General and administrative	2,515	1.3%	8,660	5.9%	3,411	4.4%
Research and development	5,315	2.9%	1,737	1.2%	373	0.5%
Total operating expenses	14,591	7.8%	15,773	10.8%	7,054	9.1%
Income from operations	28,473	15.4%	18,510	13.0%	12,225	15.6%

Other income (expenses)
Government grant	576	0.3%	32	0.0%	28	0.0%
Write-down of inventory	-	0.0%	(132)	-0.1%	(105)	-0.1%
Gain on disposal of assets	-	0.0%	-	0.0%	-	0.0%
Interest income	-	0.0%	-	0.0%	235	0.3%
Interest expense	(1,567)	-0.8%	(2,208)	-1.5%	(1,792)	-2.3%
Imputed interest	-	0.0%	(656)	-0.5%	(527)	-0.7%
Sundry income (expense), net	11	0.0%	(52)	0.0%	(111)	-0.1%
Total other income (expenses)	(980)	-0.5%	(3,016)	-2.1%	(2,272)	-2.9%

Income before Noncontrolling interest and income taxes	27,493	14.9%	15,494	10.9%	9,953	12.7%
Income taxes	(3,406)	-1.8%	(2,031)	-1.4%	(1,269)	-1.6%
Noncontrolling interest	(630)	-0.3%	(430)	-0.2%	(217)	-0.3%

Net Income	$23,457	12.8%	$13,033	9.3%	$8,467	10.8%

Years ended December 31, 2009 and 2008

Revenues, which consist of sales of our products, were $185.2 million for the year ended December 31, 2009, an increase of $41.6 million, or 29.0%, compared to $143.6 million for the year ended December 31, 2008. The increase in revenue was attributed mainly to the increased demand for and sales of intelligent audio and video products, which we believe is a result of our market expansion efforts. The increase of revenue was also due to the sales of digital equipment and other products, as well as price increases of some of our audio system products. Sales revenue for our intelligent audio and video equipment increased to $83.9 million for the year ended December 31, 2009, an increase of 363.5% as compared to $18.1 million for the year ended December 31, 2008.  For the year ended December 31, 2009, our sales revenue for standard audio equipment decreased to $90.5 million, a decrease of 21.6 % compared to $115.5 million for the same period in 2008. Sales revenue for televisions decreased to $19.4 million, a decrease of 6.3% compared to $20.7 million for the same period in 2008.  For the year ended December 31, 2009, our sales volume for standard audio equipment decreased by 25.3% to 3.48 million pieces as compared to 4.66 million pieces for 2008.  For the year ended December 31, 2009, our sales volume for televisions increased by 5.6% to 0.19 million pieces as compared to 0.18 million pieces for the same period in 2008.  Our sales volume for intelligent audio and video equipment increased by 66.7% to 0.85 million pieces as compared to 0.51 million pieces for the same period in 2008. We believe the increases in sales revenue and volume of intelligent audio and video products are a result of our investment of resources into the research and development of new products and design to meet the requirements of the market, our focus on the promotion of our brand, and expansion of our sales channels.

Cost of sales, which include raw material, labor and manufacturing overhead, were $142.4 million for the year ended December 31, 2009, an increase of $32.6 million, or 29.7%, compared to $109.8 million for the year ended December 31, 2008. The increase was primarily a result of the increase in sales and was relatively consistent with the increase in our net revenue. As a percentage of net revenue, cost of sales for the years ended December 31, 2009 and 2008 were 76.8% and 76.2%, respectively.

Gross profit for the year ended December 31, 2009 was $ 43.1 million, or 23.3 % of revenues, compared to $34.3 million, or 23.9% of revenues, for the year ended December 31, 2008. Gross profit margins are a factor of cost of sales, product mix and product demand. For the year ended December 31, 2009, the price of standard audio equipments which are large percentage of our sales decreased and some of the costs involved in production increased; however, its effect is partially offset by increase in the new intelligent products. These factors caused the small decrease in gross margin.

Selling expenses, which mainly include marketing, shipping, insurance, wage and other expenses, were $6.8 million for the year ended December 31, 2009, an increase of $1.4 million, or 25.9%, compared to $5.4 million for the year ended December 31, 2008. The increase was primarily due to an increase in television advertising (on CCTV), internet advertising, and marketing activities.

Research and development expenses were approximately $5.3 million for the year ended December 31, 2009, an increase of approximately $3.6 million, or 211.8% compared to approximately $1.7 million for the year ended December 31, 2008. We believe that our focus on research and development contributed to the increase in our total sales. In the future, we expect to continue to increase our research and development efforts and to enable us to manufacture wider lines of products, such as mobile phones and other 3G communication products.

General and administrative expenses were $2.5 million for the year ended December 31, 2009, a decrease of $6.2 million, or 71.3%, compared to $8.7 million for the year ended December 31, 2008. General and administrative expenses include amortization, depreciation, bad debt(recovery), merger costs, professional fees, office expenses, salary and wages, utilities, employee housing fund and other expenses. The substantial portion of the decrease for the year ended December 31, 2009 was due to the $2.7 million reversal of bad debt allowance in 2009 and the $2.5 million bad debt expense recorded in 2008, and we had merger cost in 2008. We expect our general and administrative expenses to increase as a result of professional fees incurred as a result of being a public reporting company in the United States, in addition to the increased general administrative expense that will be involved with the operation of Dongri.

Interest expenses were $1.6 million and $2.2 million for the years ended December 31, 2009 and 2008, respectively. The decrease was due to the decrease in the interest rate during the year ended December 31, 2009.

Income tax provisions for years ended December 31, 2009 and 2008 were approximately $3.4 million and $2.0 million, respectively. The increase is mainly due to an increase in the taxable income for the year ended December 31, 2009. NIVS PRC is registered in PRC and has had tax advantages granted by local government for corporate income taxes and sales taxes commencing April 6, 2004. NIVS PRC has been entitled to have a full tax exemption for the first two profitable years, followed by a 50% reduction on normal tax rate of 24% for the following three consecutive years. Our effective income tax rates for the years ended December 31, 2009 and 2008 were 12.4% and 13.1%, respectively. On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies will be subject to enterprise income tax at a uniform rate of 25%. The new law became effective on January 1, 2008. During the transition period for enterprises established before March 16, the tax rate will be gradually increased starting in 2008 and be equal to the new tax rate in 2012. We believe that our profitability will be negatively affected as a result of the new EIT Law.

Net income was $23.5 million for the year ended December 31, 2009, an increase of $10.5 million, or 80.8%, compared to $13.0 million for the year ended December 31, 2008.

Years ended December 31, 2008 and 2007

Revenues, which consist of sales of our products, were $143.6 million for the year ended December 31, 2008, an increase of $66.0 million, or 85.1%, compared to $77.6 million for the year ended December 31, 2007. The increase in revenue was attributed mainly to the increased demand for our products, which we believe is a result of our market expansion efforts. The increase of revenue was also due to the new sales of digital equipment and LCD products, as well as price increases of some of our audio system products. For the year ended December 31, 2008, our sales revenue for standard audio equipment increased to $52 million, an increase of 2% compared to $51 million for the same period in 2007. Sales revenue for televisions increased to $15.18 million, an increase of 299.5% compared to $3.8 million for the same period in 2007. Sales revenue for our intelligent audio and video equipment increased to $25.31 million for the year ended December 31, 2008, an increase of 481.8% as compared to $4.35 million for the year ended December 31, 2007. For the year ended December 31, 2008, our sales volume for standard audio equipment increased by 17.1% to 4.66 million pieces as compared to 3.98 million pieces for 2007. The increase was due to product upgrades as we upgraded most of our standard audio equipment to intelligent audio equipment. For the year ended December 31, 2008, our sales volume for televisions increased by 380.6% to 76.32 million pieces as compared to 0.2 million pieces for the same period in 2007. Our sales volume for intelligent audio and video equipment increased by 755% to 0.513 million pieces as compared to 0.06 million pieces for the same period in 2007. We believe the increases in sales revenue and volume are a result of our investment of resources into the research and development of new products and design to meet the requirements of the market, our focus on the promotion of our brand, and expansion of our sales channels.

Cost of sales, which include raw material, labor and manufacturing overhead, were $109.8 million for the year ended December 31, 2008, an increase of $50.9 million, or 86.4%, compared to $58.9 million for the year ended December 31, 2007. The increase was primarily a result of the increase in sales and was consistent with the increase in our net revenue. As a percentage of net revenue, cost of sales for the years ended December 31, 2008 and 2007 were 76.2% and 75.3%, respectively.

Gross profit for the year ended December 31, 2008 was $34.3 million, or 23.8% of revenues, compared to $19.3 million, or 24.7% of revenues, for the year ended December 31, 2007. The increase in our gross profit margin for the year ended December 31, 2008 was primarily due to the increase of sales price of our audio system products. Management considers gross profit to be a key performance indicator in managing our business. Gross profit margins are a factor of cost of sales, product mix and product demand.

Selling expenses, which mainly include marketing, shipping, insurance, wage and other expenses, were $5.4 million for the year ended December 31, 2008, an increase of $2.1, million, or 63.6%, compared to $3.3 million for the year ended December 31, 2007. The increase in selling expenses was primarily attributable to the increase in advertising and marketing activities.

Research and development expenses were approximately $1.7 million for the year ended December 31, 2008, a increase of approximately $1.3 million, or 325.0% compared to approximately $0.4 million for the year ended December 31, 2007. The increase was caused by increased new product research and development and the upgrading of old products to meet the market need. We believe that our focus on research and development contributed to the increase in our total sales. In the future, we expect to continue to increase our research and development efforts and to enable us to manufacture wider lines of products, such as mobile phones and other 3G communication products.

General and administrative expenses, which include wage, benefit, bad debts, utility, consulting, professional fee, various taxes and levies and other expenses, were $8.7 million for the year ended December 31, 2008, an increase of $5.3 million, or 155.9%, compared to $3.4 million for the year ended December 31, 2007. The increase was primarily a result of the cost of merger. We expect our general and administrative expenses to increase as a result of professional fees incurred as a result of being a public reporting company in the United States, in addition to the increased general administrative expense that will be involved with the operation of Dongri.

Interest expenses were $2.2 million and $1.8 million for the years ended December 31, 2008 and 2007, respectively. The increase was due to new short-term and long-term bank loans during the year ended December 31, 2008.

Income tax provisions for years ended December 31, 2008 and 2007 were approximately $2.0 million and $1.3 million, respectively. The increase is mainly due to an increase in the taxable income for the year ended December 31, 2008. NIVS PRC is registered in PRC and has had tax advantages granted by local government for corporate income taxes and sales taxes commencing April 6, 2004. NIVS PRC has been entitled to have a full tax exemption for the first two profitable years, followed by a 50% reduction on normal tax rate of 24% for the following three consecutive years.  Our effective income tax rates for the years ended December 31, 2008 and 2007 were 13.1% and 12.7%, respectively. On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies will be subject to enterprise income tax at a uniform rate of 25%. The new law became effective on January 1, 2008. During the transition period for enterprises established before March 16, 2007, the tax rate will be gradually increased starting in 2008 and be equal to the new tax rate in 2012. We believe that our profitability will be negatively affected in the near future as a result of the new EIT Law.

Net income was $13.0 million for the year ended December 31, 2008, an increase of $4.5 million, or 52.9%, compared to $8.5 million for the year ended December 31, 2007.

Liquidity and Capital Resources

We had an unrestricted cash balance of approximately $5.9 million as of December 31, 2009, as compared to $0.5 million as of December 31, 2008. In addition, we also had approximately $4.8 million in restricted cash as of December 31, 2009, as compared to $11.7 million as of December 31, 2008. Our restricted cash is held as a security deposit for our recurring, short-term bank notes and short-term loans. Our funds are kept in financial institutions located in China, and banks and other financial institutions in the PRC do not provide insurance for funds held on deposit, and in the event of a bank failure, we may not have access to our funds on deposit.  In addition, we are subject to the regulations of the PRC, which restrict the transfer of cash from China, except under certain specific circumstances. Accordingly, such funds may not be readily available to us to satisfy obligations that have been incurred outside the PRC.

We had working capital of approximately $3.3 million and negative working capital of $18.6 million as of December 31, 2009 and 2008, respectively. The decrease of negative working capital was largely caused by public offering fund raising.

Our accounts receivable has been an increasingly significant portion of our current assets, representing $33.2 million and $20.4 million, or 52.6% and 45.3% of current assets, as of December 31, 2009 and 2008, respectively. If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay for our products, or to make payments in a timely manner, our liquidity and results of operations could be materially adversely affected. An economic or industry downturn could materially adversely affect the servicing of these accounts receivable, which could result in longer payment cycles, increased collections costs and defaults in excess of management’s expectations. A significant deterioration in our ability to collect on accounts receivable could affect our cash flow and working capital position and could also impact the cost or availability of financing available to us.

We provide our major customers with payment terms ranging from 30 to 90 days. Additionally, our production lead time is approximately three weeks, from the inspection of incoming materials, to production, testing and packaging. We need to keep a large supply of raw materials and finished goods inventory on hand to ensure timely delivery of our products to our customers. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Allowance for doubtful accounts is based on our assessment of the aging of accounts receivable, the collectability of specific customer accounts, our history of bad debts, and the general condition of the industry.

Our aging of accounts receivables could result in our inability to collect receivables requiring us to increase our doubtful accounts reserve, which would decrease our net income and working capital. We experienced no bad debt expense during the year ended December 31, 2009 compared to $2.5 million for the same period in 2008. As of December 31, 2009, we believed it was appropriate not to recognize bad debt expense primarily due to the subsequent collections made on our receivable balance and our historical ability to collect our accounts receivable. Bad debt expense was $2.5 million for the year ended December 31, 2008, compared to $0.5 million for the year ended December 31, 2007. The increase was primarily due to an increase in the aging of our accounts caused by the financial crisis. Due to the difficulty in assessing future trends, we could be required to further increase our provisions for doubtful accounts. As our trade receivables age and become uncollectible our cash flow and results of operations are negatively impacted.

As of December 31, 2009, inventories amounted to $9.6 million, compared to $11.3 million as of December 31, 2008. We have experienced increased sales volume annually and, also, we launched promotion campaign in domestic market in the first quarter of 2009; as a result, we need to maintain certain amounts of finished goods to meet the customers’ demand when launching nationwide promotion campaign. We expect to experience increase in our inventory levels going forward, including both of raw material and finished goods. We maintain certain reserve amounts of raw materials in our inventories and engage in long-term arrangements with suppliers in an attempt to protect against any rising prices and shortages of raw materials used to manufacture our products.

NIVS PRC has entered into various revolving bank loans and bank notes to finance our operation. Most of the loans are one year renewable. NIVS PRC had bank loans of approximately $51.7 million and $54.7 million as of December 31, 2009 and 2008, respectively. These loans carry annual interest rates of approximately 3.3% to 7.2% with maturity dates ranging from 30 days to one year. These loans are either unsecured or secured by the Company’s buildings, equipment, receivables and land use rights. In China it is customary practice for banks and borrowers to negotiate roll-overs or renewals of short-term borrowings on an on-going basis shortly before they mature. Although we have renewed our short-term borrowings in the past, we cannot assure you that we will be able to renew these loans in the future as they mature. In January 2010, the Chinese government took steps to tighten the availability of credit including ordering banks to increase the amount of reserves they hold and to reduce or limit their lending. If we are unable to obtain renewals of these loans or sufficient alternative funding on reasonable terms from banks or other parties, we will have to repay these borrowings with the cash on our balance sheet or cash generated by our future operations, if any.

From June 2005 to November 2008, our subsidiaries entered into hundreds of loan transactions with NIVS PRC’s founder and our principal shareholder and current Chief Executive Officer and Chairman of the Board, Tianfu Li. In these loan transactions, we would borrow funds from Mr. Li. As of September 30, 2008, our subsidiaries had an aggregate outstanding loan balance due to Mr. Li of $9.1 million and $568,063 owed to NIVS Investment (SZ) Co., Ltd. In addition, our subsidiaries, primarily through NIVS PRC and NIVS International (H.K.) Limited (“NIVS HK”), would lend funds to the entities that were owned and controlled by Mr. Li. These entities controlled by Mr. Li are NIVS Investment (SZ) Co., Ltd.; Zhongkena Technology Development; Xentsan Technology (SZ) Co., Ltd.; Korea Hyundai Light & Electric (Int'l) Holding; NIVS Information & Technology (HZ) Co., Ltd.; and Hyundai Light & Electric (HZ) Co., Ltd. (collectively, the “Related Companies”). Our loans to related parties also include a loan to a supplier of Hyundai Light and Electric (HZ) Co. Ltd. in the amount of 38,474,900 RMB, which is equal to approximately U.S. $5.5 million. The note carried an interest rate of 1.5% per month and was guaranteed by Hyundai Light and Electric (HZ) Co Ltd. This loan has been paid in full as of November 28, 2008. The amount of the loans made by our subsidiaries to the Related Companies ranged in amount. The aggregate amount loaned from our subsidiaries to the Related Companies was approximately $0 and $13 million during the years ended December 31, 2009 and 2008, respectively.

As presented in our statements of cash flows in our financial statements, the cash payments directly to and from our largest shareholder, Mr. Li, are reflected as “Due to Shareholder” and are classified as financing activities pursuant to the standards within ASC 230, which provides that “financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; borrowing money and repaying amounts borrowed.”  The loan transactions with the related parties are classified as investing activity in accordance with the standards within ASC 230 as the related parties are not “owners” of our company as described in the standards within ASC 230 since the entities do not own equity in our company.  In addition, Mr. Li, from July 2008, has not owned any part of Hyundai Light & Electric (Int’l) Holding Limited, and Mr. Li has never had any ownership interest of the supplier of Hyundai Light & Electric (Int’l) Holding Limited that was the holder of the note.  The loans to the related parties were not a borrowing of funds by us, nor a repayment of funds borrowed by an owner.

Upon the closing of the Share Exchange, we, a publicly reporting company under U.S. securities laws, gained ownership of the subsidiaries. As a result, our subsidiaries became subject to the Sarbanes-Oxley Act of 2002, including Section 402’s prohibition against personal loans to directors and executive officers, either directly or indirectly. Because the loans did not have a purpose directly related to the business operations of our company or our subsidiaries, we believe that the loans made and outstanding after the closing of the Share Exchange may violate Section 402 of Sarbanes-Oxley, which would subject us and our chief executive officer to possible criminal, civil or administrative sanctions, penalties, or investigations, in addition to potential private securities litigation. It was intended that all loans from our subsidiaries to our officers and directors, whether directly or indirectly, be repaid in full prior to the closing of the Share Exchange, and no further loans were to be made to such related parties after the closing of the Share Exchange, which occurred on July 25, 2008. In November 2008, it was discovered that the loans to the entities owned by Mr. Li continued after the closing of the Share Exchange, as more fully described in the notes to the financial statements contained in this prospectus. We made a total of 47 loans, with a total loan amount of $3,221,915, to the Related Companies after the closing of the Share Exchange.

On November 28, 2008, we and our subsidiaries entered into a Debt Repayment and Set-Off Agreement (the “Agreement”) with Mr. Li and the Related Companies.  Pursuant to the Agreement, as it was amended on December 22, 2008, each of the Related Companies agreed to completely and immediately repay all outstanding loan amounts that it owed to us and our subsidiaries and we and our subsidiaries agreed to repay approximately $1.0 million of the debt that we and our subsidiaries owed to Mr. Li.  As inducement for the Related Companies for entering into the Agreement, we and our subsidiaries agreed to, among other things, permit the amounts owed to us by the Related Companies to be off-set by amounts that we owed to Mr. Li and acknowledge that the Related Companies no longer owed any loan amounts to us or our subsidiaries.

Immediately prior to the repayments under the Agreement, our subsidiaries had an aggregate outstanding loan amount of approximately $8.8 million owed to Mr. Li (the “Li Debt”).  On the same date, Mr. Li, through the Related Companies, had an aggregate outstanding loan amount of approximately $1.0 million owed to our subsidiaries (the “Related Companies’ Debt”), which consisted of approximately $1.0 million owed by Korea Hyundai Light & Electric (Int'l) Holding. Pursuant to the Agreement, the Related Companies’ Debt of approximately $1.0 million was repaid by set off against the Li Debt of approximately $8.8 million.  As a result of the transactions contemplated by the Agreement, the Related Companies’ Debt is no longer outstanding and neither Mr. Li nor any of the Related Companies owed us or our subsidiaries any loan amount.  Moreover, after the repayments under the Agreement, our subsidiaries’ remaining debt owed to Mr. Li was approximately $7.8 million.  The parties to the Repayment Agreement also acknowledged that there were no remaining debt obligations owed to the us or our subsidiaries, either directly or indirectly, by Mr. Li, any other executive officer or director, or any related family member, of our company or subsidiaries, or any entity owned or controlled by such persons, including the Related Companies, and that no loans or similar arrangements will be made by us or our subsidiaries to such persons or entities in the future.

On July 25, 2008, concurrently with the close of the Share Exchange, we conducted an initial closing of a private placement transaction pursuant to which we sold an aggregate of 5,239,460 shares of common stock at $1.80 per share, for gross proceeds of approximately $9.4 million. On August 12, 2008, we conducted a second and final closing of the private placement pursuant to which we sold an additional 1,304,587 shares of common stock at $1.80 per share for gross proceeds of approximately $2.3 million. Accordingly, we sold a total of 6,544,047 shares of common stock in the private placement for aggregate gross proceeds of approximately $11.8 million (the “Private Placement”). WestPark Capital, Inc., the placement agent for the Private Placement, was paid a commission equal to 6.5% of the gross proceeds from the financing, in addition to a $130,000 success fee for the Share Exchange, for an aggregate fee of approximately $896,000.  We used the proceeds from the Private Placement to provide working capital for speech-controlled TV and product promotion, speech-controlled audio acoustics, DVD, and DVB production capacity expansion, technology and product research and development, basic research and application product development, brand building and publicity and strengthening channel building and brand promotion in China and to increase reserve funds as well as new production lines for LCD TV for the expansion of business.

On December 24, 2008, we and three of our subsidiaries (NIVS BVI, NIVS HK, and NIVS PRC) entered into an agreement with Mr. Li pursuant to which the outstanding debt of $7.8 million that we owed to Mr. Li would be converted into shares of our common stock based on the closing price of our public offering that we conducted in March 2009.  According to the agreement, we issued 2,240,493 shares of our common stock to Mr. Li in March 2009 upon the closing of our public offering.  As a result of the conversion, the debt amount of $7.8 million was converted into shares of common stock at $3.50 per share, and the debt is no longer outstanding.

In March 2009, we completed a public offering consisting of 550,000 shares of our common stock. WestPark Capital, Inc. acted as underwriter in the public offering.  Our shares of common stock were sold to the public at a price of $3.50 per share, for gross proceeds of approximately $1.9 million.  Compensation for WestPark Capital’s services included discounts and commissions of $192,500, a $57,750 non-accountable expense allowance, roadshow expenses of approximately of $10,000, and legal counsel fees (excluding blue sky fees) of $40,000.  WestPark Capital also received a warrant to purchase 55,000 shares of our common stock at an exercise price of $4.20 per share.  The warrant, which has a term of five years, is not exercisable until at least one-year from the date of issuance.  The warrant also carries registration rights.  In April 2009, the underwriters exercised their over-allotment option in full for the offer and sale of 82,500 additional shares of common stock at $3.50 per share, for gross proceeds of $288,750.

In April 2009, WestPark Capital exercised its over-allotment option to purchase an additional of 82,500 shares of common stock. The shares were sold a price of $3.50 per share for a gross proceed of $288,750. Compensation incurred in the public offering included discounts and commissions of $28,875, an $8,663 non-accountable expense allowance, other expenses of $4,821, and legal counsel fees of $42,500.

We are required to contribute a portion of our employees’ total salaries to the Chinese government’s social insurance funds, including pension insurance, medical insurance, unemployment insurance, and job injuries insurance, and maternity insurance, in accordance with relevant regulations. Total contributions to the funds are approximately $213,650, $217,882, and $232,655 for the years ended December 31, 2009, 2008, and 2007, respectively. We expect that the amount of our contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations and commence contributions to an employee housing fund.

According to the relevant PRC regulations on housing provident funds, PRC enterprises are required to contribute housing provident funds for their employees. The monthly contributions for Huizhou City must be at least 5% of each employee’s average monthly income in the previous year. The Company has not paid such funds for its employees since its establishment and the accumulated unpaid amount is approximately $870,000. Under local regulations on collection of housing provident funds in Huizhou City where the Company’s subsidiary, NIVS PRC, is located, the local housing authority may require the Company to rectify its non-compliance by setting up bank accounts and making payment and relevant filings for the unpaid housing funds for its employees within a specified time period. If the Company fails to do so within the specified time period, the local housing authority may impose a monetary fine on it and may also apply to the local people’s court for enforcement. The Company’s employees may also be entitled to claim payment of such funds individually. If the Company receives any notice from the local housing authority or any claim from our current and former employees regarding the Company’s non-compliance with the regulations, the Company will be required respond to the notice and pay all amounts due to the government, including any administrative penalties imposed, which would require the Company to divert its financial resources and/or impact its cash reserves, if any, to make such payments. Additionally, any administrative costs in excess of the payments, if material, may impact the Company's operating results. As of December 31, 2009, the Company has not received any notice from the local housing authority or any claim from our current and former employees

In October 2009, we commenced construction on Phase II of our factory in Huizhou (Phase II), which will include a new manufacturing facility and dormitory. Phase II's manufacturing facility, adjacent to Phase I, will span approximately 36,000 square meters and will be dedicated to designing and making super thin LEDTVs, HD LCDTVs and 3G cell phones under the NIVS brand name and intended for distribution in China's domestic market. The expected production capacity will be 2 million TV sets and 1.5 million phones per year. Construction is scheduled to be completed during the second quarter of 2010, and the manufacturing facility is expected to be operational later that same quarter.  The estimate completion date is April 30, 2010 for the manufacturing facility and June 30, 2010 for the dormitory. Total budget of the construction is RMB 53,500,000 ($7,847,380).

In January 2010, we acquired Dongri, a mobile phone product manufacturer, for a purchase price of up to $23 million, with $13 million being paid within one month of closing and up to an additional $10 million that may become payable at future dates if Dongri meets after-tax income targets for the first half of 2010, the third quarter of 2010, and the fourth quarter of 2010.  We are required to make additional payments owed to Dongri, if the targets are met, no later than the 30 days after the filing of our quarterly or annual report, as applicable, with the SEC for the respective period.

In January 2010, we entered into a purchase agreement with Kuanda (Xiamen) Communications Co., Ltd and China PTAC Communications Services, on behalf of China Telecom, for the purchase by China Telecom of our two 3G mobile phone products.  The purchase agreement is contingent on delivery of the 3G mobile phones representing the aggregate order by March 31, 2010. Final delivery under the agreement has been delayed as a result of China Telecom's improvement of their 3G mobile phone application platform and is currently anticipated to be completed in May 2010. The value of the order is approximately $28.8 million, and the dollar value of any additional orders further to this relationship depends on the final number of delivered products.  We expect that we will expend approximately $14 million in the first quarter of 2010 to produce and deliver the mobile phone products pursuant to the purchase order.

The ability of NIVS PRC to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balance of the Chinese operating subsidiaries. A majority of our revenue being earned and currency received are denominated in RMB, which is subject to the exchange control regulation in China, and, as a result, we may unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into US Dollars.  Accordingly, NIVS PRC’s funds may not be readily available to us to satisfy obligations which have been incurred outside the PRC, which could adversely affect our business and prospects or our ability to meet our cash obligations.

Cash Flow Information

Net cash provided by operating activities was $18.6 million for the year ended December 31, 2009, compared to net cash used in operating activities of $0.8 million for the year ended December 31, 2008. The increase in net cash provided in operating activities was primarily due to an increase in collection of trade receivables and an increase in inventory turnaround. Our increase in net cash provided in operating activities for the year ended December 31, 2009 was partially offset by an increase in cash used in accounts receivable in response to demand of our products. Net cash used in operating activities was $0.8 million for the year ended December 31, 2008, compared to net cash used in operating activities of $9.7 million for the year ended December 31, 2007. The decrease in net cash used in operating activities was primarily due to a decrease in cash used in inventories, raw material purchases and advance to suppliers for purchases. Our decrease in net cash used in operating activities for the year ended December 31, 2008 was partially offset by a decrease in accounts payable and accrued liabilities and an increase in accounts receivable, which primarily resulted from an increase in our sales from $77.6 million in 2007 to $143.6 million in 2008.

Investing activity during the years ended December 31, 2009 and 2008 included the purchasing of property and equipment, intangible assets, and equity investment, which resulted in net cash used in investing activities of $11.4 million for the year ended December 31, 2009, compared to net cash used in investing activities of $ 24.3 million for the year ended December 31, 2008. The decrease in net cash used in investing activities was primarily due to the decrease in the restricted cash and the completion of our new plant renovation in 2008. In June 2008, we entered into an agreement for the purchase of production equipment and a new plant renovation at a contracted price of RMB 36,117,340 (USD $5,283,997). The plant renovation and the equipment installation were completed in the end of 2008. The remainder balance of RMB 24,210 (USD$3,542) was paid in January, 2009. As of December 31, 2009, we had paid $ 9.6 million for the purchase of production equipment and construction on Phase II of the factory. Investing activity during the years ended December 31, 2008 and 2007 included the purchasing of property and equipment and intangible assets, which resulted in net cash used in investing activities of $24.3 million for the year ended December 31, 2008, compared to net cash used in investing activities of $10.8 million for the year ended December 31, 2007. The increase in net cash used in investing activities was primarily due to the increase of restricted cash related to bank notes issued.

Net cash used in financing activities amounted to $1.8 million for the year ended December 31, 2009, compared to net cash provided by financing activities of 23.3 million for the year ended December 31, 2008. The change in cash used in/provided by financing activities was primarily a decrease in various notes payable financing, partially offset by an increase in cash flow provided by bank loans and our public offering closing in March 2009. Net cash provided by financing activities amounted to $23.3 million for the year ended December 31, 2008, compared to net cash provided by financing activities of $20.7 million for the year ended December 31, 2007. The increase of cash provided was primarily a result of the private placement closing in July 2008 and various notes payable financing.

Based upon our present plans, we believe that cash on hand, cash flow from operations and funds available to us through a public offering that we intend to conduct in 2010 will be sufficient to fund our current capital needs. We expect that our primary sources of funding for our operations for this year will result from our continued use of bank loans and bank notes and cash flow from operations to fund our operations during this year. However, our ability to maintain sufficient liquidity depends partially on our ability to achieve anticipated levels of revenue, while continuing to control costs. If we did not have sufficient available cash, we would have to seek additional debt or equity financing through other external sources, which may not be available on acceptable terms, or at all. Failure to maintain financing arrangements on acceptable terms would have a material adverse effect on our business, results of operations and financial condition.

Contractual obligations

The following table describes our contractual commitments and obligations as of December 31, 2009, in thousands:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short term bank loans and bank notes payable	$51,700	$51,700	$-	$-	$-
Total	$51,700	$51,700	$-	$-	$-

Seasonality

The first quarter is traditionally our low season due to the long Chinese New Year Holiday, with sales gradually increasing in the second quarter. Sales are usually highest in the fourth quarter as most of the factories in China will ship out their stock to prepare for the Chinese New Year Holiday.

Quarterly Information

The table below presents selected results of operations for the quarters indicated.  All amounts are in thousands, except share and per share amounts.

	Quarter Ended
	December, 31 2009	September 30, 2009	June 30, 2009	March 31, 2009	Total
Revenues	62,697	$52,384	$40,860	$29,257	$185,198
Operating Income	12,456	6,787	5,934	3,296	28,473

Net Income attributable NIVS IntelliMedia Technology Group, Inc. shareholders	10,955	5,538	4,596	2,368	23,457
Net Income Per Share
Basic and Diluted	0.28	0.14	0.11	0.06	0.59

	Quarter Ended
	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008	Total
Revenues	$42,583	$49,411	$24,861	$26,776	$143,631
Operating Income	3,861	5,830	4,464	4,355	18,510
Net Income attributable NIVS IntelliMedia Technology Group, Inc. shareholders	1,934	4,563	3,286	3,250	13,033
Net Income Per Share
Basic and Diluted	0.04	0.13	0.12	0.12	0.41

Recently issued accounting pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued a standard that established the FASB Accounting Standards Codification (ASC) and amended the hierarchy of generally accepted accounting principles (ASC) and amended the hierarchy of generally accepted accounting principles (GAAP) such that the ASC became the single source of authoritative nongovernmental U.S. GAAP. The ASC did not change current U.S. GAAP, but was intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (ASUs). The Company adopted the ASC on July 1, 2009. This standard did not have an impact on the Company’s consolidated results of operations or financial condition. However, throughout the notes to the consolidated financial statements references that were previously made to various former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

In December 2007, the FASB issued a new standard which established the accounting for and reporting of noncontrolling interests (NCIs) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability (as was previously the case); that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. This standard also required changes to certain presentation and disclosure requirements. The Company adopted the standard beginning January 1, 2009. The provisions of the standard were applied to all NCIs prospectively, except for the presentation and disclosure requirements, which were applied retrospectively to all periods presented. As a result, upon adoption, the Company retroactively reclassified the “Minority interest in subsidiaries” balance previously included in the “Other liabilities” section of the consolidated balance sheet to a new component of equity with respect to NCIs in consolidated subsidiaries. The adoption also impacted certain captions previously used on the consolidated statement of income, largely identifying net income including NCI and net income attributable to the Company.  The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In June 2009, the FASB issued a new standard regarding the accounting for transfers of financial assets amending the existing guidance on transfers of financial assets to, among other things, eliminate the qualifying special-purpose entity concept, include a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarify and change the derecognition criteria for a transfer to be accounted for as a sale, and require significant additional disclosure. The standard is effective for new transfers of financial assets beginning January 1, 2010. The adoption of this standard did not have a material impact on the Company’s consolidated results of operations or financial condition.

In June 2009, the FASB issued an accounting standard that revised the consolidation guidance for variable-interest entities. The modifications include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity, and changes to when it is necessary to reassess who should consolidate a variable-interest entity. The standard is effective January 1, 2010. The adoption of this standard did not have a material impact on the Company’s consolidated results of operations or financial condition.

In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value, which provides additional guidance on how companies should measure liabilities at fair value under ASC 820. The ASU clarifies that the quoted price for an identical liability should be used. However, if such information is not available, a entity may use, the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach). The ASU also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer and indicates circumstances in which quoted prices for an identical liability or quoted price for an identical liability traded as an asset may be considered level 1 fair value measurements.  The ASU is effective October 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated results of operations or financial condition.

In September 2009, the FASB issued ASU No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), that amends ASC 820 to provide guidance on measuring the fair value of certain alternative investments such as hedge funds, private equity funds and venture capital funds. The ASU indicates that, under certain circumstance, the fair value of such investments may be determined using net asset value (NAV) as a practical expedient, unless it is probable the investment will be sold at something other than NAV. In those situations, the practical expedient cannot be used and disclosure of the remaining actions necessary to complete the sale is required. The ASU also requires additional disclosures of the attributes of all investments within the scope of the new guidance, regardless of whether an entity used the practical expedient to measure the fair value of any of its investments. This ASU is effective October 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated results of operations or financial condition.

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force, that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements. As a result of these amendments, multiple-deliverable revenue arrangements will be separated in more circumstances than under existing U.S. GAAP. The ASU does this by establishing a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. A vendor will be required to determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis. This ASU also eliminates the residual method of allocation and will require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the overall arrangement proportionally to each deliverable based on its relative selling price. Expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance are also required under the ASU. The ASU does not apply to arrangements for which industry specific allocation and measurement guidance exists, such as long-term construction contracts and software transactions.  The ASU is effective beginning January 1, 2011. The Company is currently evaluating the impact of this standard on the Company’s consolidated results of operations and financial condition.

In October 2009, the FASB issued ASU No. 2009-14, Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force, that reduces the types of transactions that fall within the current scope of software revenue recognition guidance. Existing software revenue recognition guidance requires that its provisions be applied to an entire arrangement when the sale of any products or services containing or utilizing software when the software is considered more than incidental to the product or service. As a result of the amendments included in ASU No. 2009-14, many tangible products and services that rely on software will be accounted for under the multiple-element arrangements revenue recognition guidance rather than under the software revenue recognition guidance. Under the ASU, the following components would be excluded from the scope of software revenue recognition guidance:  the tangible element of the product, software products bundled with tangible products where the software components and non-software components function together to deliver the product’s essential functionality, and undelivered components that relate to software that is essential to the tangible product’s functionality. The ASU also provides guidance on how to allocate transaction consideration when an arrangement contains both deliverables within the scope of software revenue guidance (software deliverables) and deliverables not within the scope of that guidance (non-software deliverables). The ASU is effective beginning January 1, 2011. The Company is currently evaluating the impact of this standard on the Company’s consolidated results of operations and financial condition.

In January 2010, the FASB issued ASU No. 2010-6, Improving Disclosures About Fair Value Measurements, that amends existing disclosure requirements under ASC 820 by adding required disclosures about items transferring into and out of levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This ASU is effective for the first quarter of 2010, except for the requirement to provide level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. Since this standard impacts disclosure requirements only, its adoption will not have a material impact on the Company’s consolidated results of operations or financial condition.

Off-Balance Sheet Arrangements

We have no material off-balance sheet transactions.

Quantitative and Qualitative Disclosure Regarding Market Risk

Interest Rate Risk

We may face some risk from potential fluctuations in interest rates, although our debt obligations are primarily short-term in nature, but some bank loans have variable rates. If interest rates have great fluctuations, our financing cost may be significantly affected.

Foreign Currency Risk

Substantially all of our operations are conducted in the PRC and our primary operational currency in Chinese Renminbi (“RMB”).  As a result, currently the effect of the fluctuations of RMB exchange rates only has minimum impact on our business operations, but will be increasingly material as we introduce our products widely into new international markets. Substantially all of our revenues and expenses are denominated in RMB. However, we use the United States dollar for financial reporting purposes. Conversion of RMB into foreign currencies is regulated by the People’s Bank of China through a unified floating exchange rate system. Although the PRC government has stated its intention to support the value of the RMB, there can be no assurance that such exchange rate will not again become volatile or that the RMB will not devalue significantly against the U.S. dollar. Exchange rate fluctuations may adversely affect the value, in U.S. dollar terms, of our net assets and income derived from our operations in the PRC.

Country Risk

The substantial portion of our assets and operations are located and conducted in China. While the PRC economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations applicable to us. If there are any changes in any policies by the Chinese government and our business is negatively affected as a result, then our financial results, including our ability to generate revenues and profits, will also be negatively affected.

DESCRIPTION OF BUSINESS

Overview

We are engaged in the design, manufacture, marketing and sale of consumer electronic products. Our products primarily consist of audio and video products, including digital audio systems, televisions, digital video broadcasting (“DVB”) set-top boxes, DVD players, as well as audio/video peripheral and accessory products.  We have invested substantial resources in the research and development of our intelligent audio and video consumer products, most of which utilize our Chinese speech interactive technology to permit users to control our products through their spoken commands.  We recently added mobile phones and other 3G communication devices to our product portfolio.  In January 2010, we acquired Dongri, a mobile phone product manufacturer, for a purchase price of up to $23 million.  Our products are distributed worldwide, including markets in Europe, Southeast Asia and North America.

Industry

We compete within certain categories in the wholesale consumer electronics industry.  Our current focus is on standard and intelligent home audio and video products, in addition to mobile phones.

Standard audio and video equipment

Our products that compete in the standard audio and video equipment category include mid and high-end home audio products, including premium home theater systems, speakers, shelf-stereo systems, televisions, DVD players, DVB set-top boxes, portable digital players, and related products.  Growth of this market segment has been driven primarily due to the increase in consumer demand for flat screen digital televisions and for audio and visual products that complement flat screen televisions to create a home theater experience.  Price pressure remains a key challenge for manufacturers of consumer electronics as the retail industry continues to evolve, with the major emerging markets like China, Russia, and India maintaining their strong growth, and retailers driving their expansion into new geographies as well as into the online sector.

Intelligent audio and video equipment

The market for intelligent audio and video products consists of traditional video and audio products combined with speech-based interface.  Our products that compete in the intelligent audio and video equipment category are based on the Chinese language and include many of the types of products that we offer in our line of standard audio and video products, except these products are equipped with our speech interactive technology.  The market for intelligent audio and video products is less developed than the market for standard audio and video equipment, and the market for products in this market based on Chinese language is less developed than products based on Western languages.

The intelligent audio and video electronics market has experienced growth in part due to consumer demand for simple, convenient interfaces.  Commensurate with the increase in the scope and complexity of functions in consumer electronic products has been the unforeseen consequence that many audio/visual products have become cumbersome and difficult to use.  Products now commonly utilize complex menu structures and difficult to navigate user interfaces that can limit a user’s ability to fully enjoy the functionality and convenience offered by these products.  As compared to standard equipment, intelligent audio and video products powered by voice commands possess unique capabilities, superior convenience, and an increased ease-of-use.  Also, improvements in speech-based technologies have enabled companies to implement these features in a broader array of products.

Mobile phone products

The mobile phone market in China has experienced rapid growth over the past several years, driven in part by the country’s strong overall economic development.   China maintains a relatively low mobile phone penetration rate, which we believe may lead to additional substantial growth in the sector.

The Chinese government has adopted 3G standards, and in May 2008, it announced a restructuring plan to increase competition in the telecommunications market by permitting two additional wireless carriers, China Telecom and China Unicom, to enter the market that was previously dominated by China Mobile.   We believe that the increase in competition in the market will result in increased demand for 3G mobile phones and accessories in China.

China

China is world’s second largest electronic product consumer, after only the United States.  China’s market for home consumer electronics has been growing, due in part to the country’s rapid economic growth. Economic growth in China has led to greater levels of personal disposable income and increased spending among China’s expanding middle-class consumer base.  Notwithstanding China’s economic growth, with a population of 1.3 billion people, China’s economic output and consumption rates are still small on a per capita basis compared to developed countries. As China’s economy develops, we believe that disposable income and consumer spending levels will continue to become closer to that of developed countries like the United States.

China’s market share of manufacture of consumer electronic devices is expected to increase. China has a number of benefits in the manufacture of home consumer electronics, which are expected to drive this growth:

Low costs.  China continues to have a relatively low cost of labor as well as easy access to raw materials and land.

Proximity to electronics supply chain.  Electronics manufacturing in general continues to shift to China, giving China-based manufacturers a further cost and cycle time advantage.

Proximity to end-markets.  China has focused in recent years on building its research, development and engineering skill base in all aspects of higher end manufacturing.

The market for speech-controlled consumer products for Western languages is more developed than the market for speech-controlled consumer products for Chinese languages because, compared with Western languages, there are extra challenges related to large vocabulary and continuous speech recognition systems for the Chinese language.  These challenges are primarily due to the more complicated characteristics of Chinese language as compared to Western languages.  We expect to see the market for Chinese speech-controlled products grow as technologies improve.

Competitive Strengths

We believe the following strengths contribute to our competitive advantages and differentiate us from our competitors:

Market position

Since the inception of NIVS PRC, we have traditionally focused on the research, development and manufacture of standard and intelligent audio and video products, and have more recently expanded into the mobile phone industry.  We have developed significant expertise in the key technologies and large-scale manufacturing that enables us to improve the quality of our products, reduce costs, and keep pace with current standards of the rapidly evolving consumer electronics industry, in addition to leveraging this expertise into positioning ourselves in the mobile phone industry.  We are able to bring to the market well-differentiated products that perform well against competitive offerings based on price, style, and brand recognition.  Our specific Mandarin-speech interaction technology has broad application to consumer products and has allowed us to distinguish our products from those of our competitors. We believe that our integration of solid technology, design, manufacturing, distribution, product and marketing continues to be well-received by our customers and end users.

Design and manufacturing capabilities

We employ a rigorous and systematic approach to product design and manufacturing. We employ a senior design team with members educated by top colleges in China, with an average of 13 to 15 years of experience. Our design team develops and tracks new concepts and ideas from a variety of sources, including direct customer feedback, trade shows, and industry conferences.  We have, through NIVS PRC, a 2.7 million square foot factory, which includes a large-scale, 1.1 million square-foot production area, and more than 1,886 full-time employees, including approximately 1,469 employees in production. Our modernized production lines include automated processing equipment and procedures that we can rapidly modify to accommodate new customer requests, designs and specifications.  Our use of manual labor during the production process benefits from the availability of relatively low-cost, skilled labor in China. NIVS PRC has received several accreditations, including The International Organization for Standardization (ISO) 9001: 2000, ISO 14000, and RoHS certification, attesting to our quality management requirements, manufacturing safety, controls, procedures and environmental performance.  With our acquisition Dongri and its mobile phone manufacturer capabilities in January 2010, we have established significant manufacturing capabilities for mobile phones. We will continue to seek to identify and implement cost cutting opportunities and streamline operating efficiencies.

Experienced management team

Our senior management team has extensive business and industry experience, including an understanding of changing market trends, consumer needs, technologies and our ability to capitalize on the opportunities resulting from these market changes.  The founder of NIVS PRC and our principal stockholder and current CEO and Chairman, Tianfu Li, has over 18 years of experience in the consumer electronics industry, which has been a key factor in establishing long-lasting and valuable business relationships.  Other members of our senior management team also have significant experience with respect to key aspects of our operations, including research and development, product design, manufacturing, and sales and marketing.

Well-established distribution channels

We sell our products through a well-established network of distributors and resellers allowing us to penetrate customer markets worldwide.   Our products are sold domestically in China at over 8,000 points of sale and internationally through numerous channels, including independent specialty retailers, international and regional chains, mass merchants, and distributors.  We have also built strong relationships with many large national and regional electronics retailers, and we have well-established relationships with thousands of independent retailers.

Customer service expertise

We work closely with our major customers in order to ensure high levels of customer satisfaction.  We constantly evaluate and identify our strongest customers in each distribution channel and focus our sales efforts towards the largest and fastest growing distributors and resellers.  To provide superior service and foster customer trust and loyalty, we offer flexible delivery methods and product feedback opportunities to our customers. For Original Equipment Manufacturer, or OEM, customers, we provide a complete range of services, allowing us to take customer products from initial design through production to testing, distribution and after market support.  In addition, our sales representatives and marketing personnel undergo extensive training, providing them with the skills necessary to answer product and service-related questions, proactively educate potential customers about our products, and promptly resolve customer inquiries.

Brand awareness

Our consumer electronic products marketed under the NIVS brand, have become a recognized brand name in China, which we expect will assist us in growing our business over the course of the next few years. Our audio products have a solid reputation and established a brand name in the PRC, particularly in Guangdong.   In September 2009, we were granted a license by the China Ministry of Industry and Information Technology to manufacture and market mobile phones under our NIVS brand, and we believe that our established brand in the audio/video consumer electronics industry will launch our product in the mobile phone industry.

Strategy

Our goal is to become a global leader in the development and manufacture of consumer electronic products.  We intend to achieve this goal by implementing the following strategies:

Expand offering of mobile phone and speech-controlled products

We plan to continue to leverage our expertise in product design and development, our intellectual property platform, and our diverse distribution network by continuing to develop and introduce mobile phones.  We have recently made significant investments to enter into the growing mobile phone industry, and in September 2009, we were granted a license to manufacture mobile phones by the Ministry of Industry and Information Technology.  We have positioned ourselves to take advantage of the market’s expansion with our new Third Generation (“3G”) standard mobile phone and communication devices, which resulted in a $28.8 million order to manufacture mobile phones for China Telecom Corp. Ltd. for 3G mobile phones. We also received an order for our Android System Smartphone as a limited edition model for sale during the World Expo being held in Shanghai, China between May 1, 2010 and October 31, 2010.  The initial value of the order is approximately $3 million and could increase to as much as $7.5 million, depending on demand for the product. In 2010, we hope to continue our recently increased marketing efforts and new product launches, such as mobile phones, in pursuing our goal of becoming China’s preeminent integrated consumer electronics company.

We also plan to strengthen the performance of our Chinese speech technology to provide users with an easy-to-use, speech-enabled interaction with consumer audio/visual products.  Our goal is to continue to enhance the functionality of our core speech interactive technology by adding new features and making our products simpler to use.  We intend to invest additional resources in our research and development and speech-controlled technology, applications and intellectual property to promote innovation and maintain customer preference for our products.

Build partnerships with new and existing clients

We intend to strengthen relationships with our existing clients and explore opportunities for product expansion with new and existing customers.  Our strategy is to establish partnerships with our current clients whereby we develop and manufacture new products based on client needs.  For example, we were recognized as one of the approved vendors for e-Surfing, the mobile-communication service brand for FMC services by China Telecommunications Corporation (China Telecom, 0728.hk), a mobile-communication services provider in China.  According to China Telecom's 2010 purchasing plan, eight suppliers have been selected as the approved vendors as its e-surfing 3G GSM/WCDMA duo system phone suppliers: Samsung, Motorola, Sony Ericsson, LG, Huawei, ZTE, Coolpad and NIVS.  In addition, Korea HYUNDAI named NIVS PRC as its sole brand promoter for its digital MP3/MP4 players and television products in China. As sole brand promoter, NIVS PRC provides to the public a uniform product image for HYUNDAI. NIVS PRC attempts to strengthen the HYUNDAI brand as a high-end, quality brand.

We also seek to leverage our Mandarin-speech interactive technology to develop relationships and strategic alliances with third-party developers, vendors, and manufacturers of mobile phones, entertainment devices, and GPS navigation devices for use in their products.  We believe OEMs of consumer electronics devices and products, wireless operators, system integrators and value-added resellers (“VARs”) can simplify the use and increase the functionality of their electronic products and services by integrating our speech interactivity technologies, resulting in broader market opportunities and significant competitive advantages. For example, we believe that our technology can provide users a more convenient way to enter SMS messages, mobile instant messages, and mobile email into mobile wireless devices, significantly faster than with the traditional keypad.  We believe our technology can also be used in navigation systems to enable voice-activated dialing, voice destination entry, and vehicle command and control for in-vehicle entertainment systems.

Expand global presence

A growing percentage of our products are exported to countries outside of China, primarily to Europe, Southeast Asia, and North America.  We intend to further expand our international resources to better serve our global customers and business associates and to leverage opportunities in markets such as Hong Kong, the Middle East, India, Great Britain, Germany, the United States, and Argentina. We hope to continue to add regional sales representatives and distributors in different geographic regions to better address demand for our products.

Expand sales network and distribution channels

We intend to expand our sales network in China and develop relationships with a broader set of wholesalers, distributors and resellers, all in order to expand the market availability of our products in China.  We feel the Chinese markets are underserved and there exists vast opportunities to expand market presence.  We hope that these relationships will allow us to diversify our customer base and significantly increase the availability and exposure of our products.

Augment marketing and promotion efforts to increase brand awareness

We continue to devote our efforts towards brand development and utilize marketing concepts in an attempt to strengthen the marketability of our products. During the past several years, we have carried out a brand development strategy based on product innovation, quality, and design excellence. We have also participated and intend to continue to participate in various exhibitions and similar promotional events to promote our products and brand, including Consumer Electronics Show (CES) in the United States, the IFA Electronics Fair, and the Hong Kong Electronics Fair.

Products

We have traditionally offered two primary lines of home audio and video products—standard audio and video equipment (including DVD players and DVB set-top boxes) and intelligent audio and video equipment—and we have recently began offer mobile phone products.

Audio and video products

As of December 31, 2009, our standard audio and video products include approximately 500 different products and our intelligent audio and video products include approximately 150 products. As of December 31, 2009, our standard audio and video products include approximately 500 different products and our intelligent audio and video products include approximately 150 products. We generate over 50% of our revenues from our sales of speech-controlled acoustics and televisions and we hope to continue to increase this portion of revenue going forward. The sale of standard audio equipment is the second largest, followed by sales of DVB boxes, DVD players, and televisions. A growing portion of our revenues is generated from our sales of speech-controlled acoustics and televisions and we hope to continue to increase this trend going forward.

Our line of standard audio and video equipment consists of mid- and high-end products, including:

•	packaged home theater systems,
•	a wide range of tower, stand-alone and on-wall speaker systems,
•	powered subwoofers used in a complete range of products for traditional stereo and home theater applications,
•	smaller speakers designed for specific home theater and stereo applications,
•	personal shelf-stereo systems,
•	KTV, Villa, and electronic tube speakers,
•	LCD televisions in sizes ranging from 17 to 52 inches,
•	LED televisions, portable televisions,
•	DVD players, including portable DVD players, DVD recorders and combination DVD/audio players,
•	DVB set-top boxes, DVB satellite receivers,
•	hi-fi multi-media speakers,
•	in-car Bluetooth speakerphones, all-in-one PC/TV, and
•	related peripheral and accessory products.

Our speech-controlled products are designed to improve people’s interaction with our products, making their experience more enjoyable, convenient, and safe and satisfying.  Our intelligent video and audio products utilize our Mandarin-speech interactive technology to receive, recognize, and respond to spoken commands, permitting users to activate and control products solely through spoken-word.  We believe our technology’s recognition and command functionality is highly accurate, particularly at home where there is less noise and interference.  Our speech interactive technology is speaker independent, meaning that no voice training is involved.  We believe our speech-controlled audio systems, speech-controlled television sets, and intelligent set-top boxes provide users with unique capabilities, superior convenience, and ease of use.

Our line of intelligent audio and video products consist of the types of our standard products with our integrated speech-controlled interface technology, including speech-controlled home theater systems, televisions, DVD players, set-top boxes, and shelf stereo systems.  Our intelligent consumer products can be controlled by users’ oral commands to control all functions, including power, channel selection, volume control, and other setting controls.  We also offer speech-controlled professional stage acoustics for use in gymnasiums, and other plazas and performance venues.

We also manufacture and distribute other peripheral and accessory consumer electronic products, such as remote controls, headphones, and lighting solutions.  We have a universal speech-activated remote controller and module that works with most televisions, set-top box products, DVD players, and other audio/visual products.

Mobile phone products

In September 2009, we were granted a license to manufacture mobile phones by the Ministry of Industry and Information Technology. With our new license, we are authorized to operate mobile phone manufacturing business in mainland China under the “NIVS” brand name.   We have capabilities and intellectual property rights to manufacture 3G mobile phones and have already introduced a dual-mode EVDO/GSM 3G handset to the market.

Our mobile phones are equipped with many advanced features such as e-mail and multimedia messaging, touchscreen and PDA functionality, large CSTN (Color Super Twisted Nematic) and TFT (Thin Film Transistor) dual-color displays, MP3/MP4 audio and video recording and playing, and high resolution photography.

We also intend to offer other 3G communication products, such as 3G netbooks, 3G web surfing cards, 3G routers, 3G webcams. We expect to offer 3G surveillance camera, which we expect to be available for sale by mid-February 2010.  We believe that the potential applications for our new 3G surveillance camera include security in a commercial or industrial environment or in a home setting for baby or child monitoring, as an example. The camera can be accessed via a mobile phone in addition to computer access.

Net sales for each of our product categories as a percentage of net sales are set forth below:

	Year Ended December 31,
	2009	2008	2007
Standard Audio and Video Equipment	49%	80%	92%
Intelligent Audio and Video Equipment	45%	13%	6%
Other Audio and Video Equipment	6%	7%	2%

Supply of Raw Materials

The cost of the raw materials used to produce our products is a key factor in the pricing of our products. We currently work with over 100 supply manufacturers in attempt to establish a rapid and stable supply of high quality raw materials.  Raw materials used in the manufacture of our products include integrated circuits, plastic-rubber materials, hardware materials, LCD/TFT/plasma display screens, LED, capacitors, resistors, switches, electrical outlets, wood board materials, packaging materials, and other electrical components.  We attempt to purchase materials in volume which allows us the ability to negotiate better pricing with our suppliers. Our purchasing department locates eligible suppliers of raw materials and strives to use only those suppliers who have previously demonstrated quality control and reliability.

We procure materials to meet forecasted customer requirements. Special products and large orders are quoted for delivery after receipt of orders at specific lead times.  We maintain minimum levels of finished goods based on market demand in addition to inventories of raw materials, work in process, and sub-assemblies and components.  We reserve for inventory items determined to be either excess or obsolete.

Pricing and availability of raw materials can be volatile, attributable to numerous factors beyond our control, including general economic conditions, currency exchange rates, industry cycles, production levels or a supplier’s limited supply. To the extent that we experience cost increases we may seek to pass such cost increases on to our customers, but cannot provide any assurance that we will be able to do so successfully or that our business, results of operations and financial condition would not be adversely affected by increased volatility of the cost and availability of raw materials.

Our primary suppliers of raw materials are located in Japan, South Korea, Taiwan, United States, and China. Our top three suppliers accounted for an aggregate total of approximately 21.3%, 17.0%, and 18.8% of our raw material purchases for the years ended December 31, 2009, 2008 and 2007.  Other than these suppliers, no other supplier accounted for more than 5% of our total purchases in these periods.  The increase in our use of certain suppliers during fiscal 2009 as compared to fiscal 2008 is primarily attributable to adjustments in our purchasing strategy.  Due to an increasing price of raw materials, and because most of our production material is imported from other countries, we arranged for a fewer number of import companies to act as our import agents to save time and costs.  Our shift to a few import companies resulted in our top three suppliers accounting for a higher percentage of our raw material purchases during fiscal 2009.  In addition, the sales volume of our televisions and DVB set-top boxes increased significantly in fiscal 2009 as compared to fiscal 2008.  Most of the material for these two product categories are new model materials and are imported through our top three suppliers, which increased the total percentage of raw materials purchased through these suppliers. In addition, we acquired Dongri and its mobile phone manufacturer capabilities in January 2010 to strengthen our manufacturing capabilities for mobile phones in an attempt to reduce our reliance on third-party supplier for mobile phones components.

Presently, our relationships with our suppliers are good and we expect that our suppliers will be able to meet the anticipated demand for our products in the future.  However, due to our dependence on a few suppliers for certain raw materials, we could experience delays in development and/or the ability to meet our customer demand for new products.  In addition, we have a number of longstanding business relationships with certain suppliers, and we believe that alternative suppliers are available. Although we have not been subject to shortages for any of our components, we may be subject to cutbacks and price increases which we may not be able to pass on to our customers in the event that the demand for components generally exceeds the capacity of our suppliers.  We believe our manufacturing facility and design center in Huizhou, China, due to its location, provides us with flexibility in our supply chain, to better manage inventories and to reduce delays and long-term costs for our products.

Manufacturing

The manufacture of consumer electronics requires coordinated use of machinery and raw materials at various stages of manufacturing.  Our manufacturing operations are conducted in Huizhou, Guangdong, in our modern, 2.7 million square-foot factory, which houses a large-scale, 1.1 million square-foot production area. We use automated machinery to process key aspects of the manufacturing process to ensure high uniformity and precision, while leaving the other aspects of the manufacturing process to manual labor.  Our production facilities utilize modern machinery such as molding injectors, mounting machinery, cutting machines, sorting devices, soldering modules, wire cutting equipment, and other assembly machinery.  We intend to further streamline our production process and continue investing in our manufacturing infrastructure to further increase our manufacturing capacity, helping us to control the per unit cost of our products.

We have historically outsourced manufacturing and customization of our mobile phone products.  In an effort to reduce our reliance on third-party manufacturers, we acquired Huizhou Dongri Digital Co., Ltd., ("Dongri"), a mobile phone product manufacturer, in January 2010.  The aggregate purchase price that we agreed to pay is up to $23 million, with $13 million being paid within one month of closing and up to an additional $10 million that may become payable at future dates if Dongri meets certain quarterly after-tax income targets during 2010.  With the acquisition of Dongri, we strengthen our manufacturing capabilities for mobile phones by increasing production capacity for mobile phones up to one million units per month.

Quality Control

We consider quality control an important element of our business practices. We have stringent quality control systems that are implemented by approximately 55 company-trained staff members to ensure quality control over each phase of the production process, from the purchase of raw materials through each step in the manufacturing process. Supported by advanced equipment, we utilize a scientific management system and precision inspection measurement, capable of ensuring our products are of high quality.

Our quality control department executes the following functions:

•	setting internal controls and regulations for semi-finished and finished products;
•	testing samples of raw materials from suppliers;
•	implementing sampling systems and sample files;
•	maintaining quality of equipment and instruments; and
•	articulating the responsibilities of quality control staff.

NIVS PRC has obtained certifications and accreditations that we believe exhibit our ability to efficiently manufacture quality products. NIVS PRC first obtained ISO9001:2000 quality system accreditation in July 2001 and ISO14000 environmental management system accreditation in October 2006.  The International Organization for Standardization (ISO) defines the ISO 9000 quality management system as one of international references for quality management requirements in business-to-business dealings.   ISO 14000 is an environmental management system in which the organization being accredited has to (i) minimize harmful effects on the environment caused by its activities, and (ii) achieve continual improvement of its environmental performance.  In December 2005, NIVS PRC obtained certification for compliance with the Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, which is commonly referred to as the Restriction of Hazardous Substances Directive, or RoHS.  RoHS restricts the use of various hazardous materials in the manufacture of electronic and electrical equipment.

Sales and Marketing

We have a sales network of more than 8,000 points of sale in China, in addition to distributors throughout more than 80 countries and regions around the world. Our sales network spans across all major provincial-level cities and a majority of municipal and county-level cities in China.   Our distribution network includes exclusive provincial and regional distributors, resellers, independent vendors, value-added resellers, and hardware vendors in addition to other marketplace points of sales.

We have established a standard of sales procedures covering before-sales consultation, preliminary design, final design, mold preparation, sample confirmation, production, product testing, sales, and after-sales services and technical support.  We have approximately 300 service stations throughout China, in addition to a 24-hour/7 days-a-week telephone hotline.  We have also set up 23 regional service centers in Europe, Southeast Asia, and North America to better serve our international clients.  The regional service centers offer updated product information, repair service and technical consultations for customers.

Most of our revenues are derived from sales to OEMs, or Original Equipment Manufacturers, followed by sales of our NIVS branded products.  OEMs contract with us to build their products or to obtain services related to product development and prototyping, volume manufacturing or aftermarket support.  Our services include engineering, design, materials, management, assembly, testing, distribution, and after-market services.  We believe that we are able to provide quality OEM services that meet unique requirements within customer timeframes, unique styling, product simplicity, price targets, and consistent quality with low defect rates.  As a result of efficiently managing costs and assets, we believe we are able to offer our customers an outsourcing solution that represents a lower total cost of acquisition than that typically provided by the OEM's own manufacturing operation. OEM sales accounted for 55%, 60%, and 77% of our revenues for the years ended December 31, 2009, 2008 and 2007, respectively, and sales of products with our own brand accounted for 45%, 40%, and 23% of our revenues for the same periods, respectively.

In addition, some of our OEM cooperation arrangements are with well-known manufacturers, including Samsung, Hyundai, Haier, and TCL.   From February to June 2005, NIVS PRC commenced business relationships with each of Wal-Mart, Carrefour Group, and METRO pursuant to which these large distribution companies agreed to distribute our products.  In January 2005, NIVS PRC began a business relationship with Samsung pursuant to which it is the exclusive authorized OEM manufacturer of Samsung’s multi-media speakers in China.

The table below shows our revenue categorized by geographic locations, which is based on the geographic areas in which our customers are located.

	Year Ended December 31,
	2009	2008	2007
China and Hong Kong	43.6%	77.1%	58.2%
Other Asian Countries	28.5	16.3	24.0
Europe	16.1	3.1	11.9
South America	2.2	2.2	2.6
North America	1.4	1.1	3.3
Other countries	8.2	0.2	-
Total	100%	100%	100%

In December 2009, our Chairman of the Board and Chief Executive Officer, Tianfu Li, was honored with a "Brand China People of the Year 2009" award from the Brand China Industry Union.  Each year, ten award winners are selected from both private and public domestic Chinese companies. Nominees and winners are chosen through a competitive combination of public voting and a selection committee that evaluates individuals based on their contribution to the promotion of the development of Chinese brands and the influence of those brands both domestically and internationally in 2009.

NIVS PRC has also received various governmental awards with respect to our brand.  Beginning in 2005, NIVS PRC’s brand received the “Most Popular Brand” award in the acoustics industry for three successive years.  NIVS PRC also received the “Famous Brand in Guangdong” award in 2007.  In June 2003, NIVS PRC was honored by the Science and Technology Bureau of Guangdong Province as a “Private High-tech Enterprise” and “High-tech Enterprise,” which is an honor reserved for private enterprises developing new high-technology.

A small number of customers account for a very significant percentage of our revenue.  The table below illustrates the number of customers that accounted for 5% or more of our sales for the periods presented.  The loss of any of these customers could have a material adverse effect upon our revenue and net income.

	Year Ended December 31,
	2009	2008	2007
Number of customers accounting for 5% or more	4	4	5
Percentage of largest customer	15.9%	12.7%	13%

Total percentage of sales attributable to customers with 5% or more	34.9%	33.4%	38%

The loss of any of these customers could have a material adverse effect upon our revenue and net income.

In addition, one customer represents substantially all of our mobile phone product sales. We entered into a purchase agreement with Kuanda (Xiamen) Communications Co., Ltd and China PTAC Communications Services, on behalf of China Telecom, for the purchase by China Telecom of our two 3G mobile phone products.  The purchase agreement is contingent on delivery of the 3G mobile phones representing the aggregate order by March 31, 2010. Final delivery under the agreement has been delayed as a result of China Telecom's improvement of their 3G mobile phone application platform and is currently anticipated to be completed in May 2010. The value of the order is approximately $28.8 million; the dollar value of any additional orders further to this relationship depends on the final number of delivered products. We also received an order for our Android System Smartphone as a limited edition model for sale during the World Expo being held in Shanghai, China between May 1, 2010 and October 31, 2010.  The initial value of the order is approximately $3 million and could increase to as much as $7.5 million, depending on demand for the product. If we fail to meet the requirements of the order or otherwise lose China PTAC as a customer could result in a material adverse effect upon our revenue and net income.

Research and Development

To enhance our product quality, reduce cost, and keep pace with technological advances and evolving market trends, we have established an advanced research and development center. Our research and development center is focused on enhancing our Chinese speech interactive technology by improving the performance of our current products and developing new products, in addition to developing related and alternative technologies. We have made investments in capital and time to develop technology engines, intellectual property and industry expertise in Chinese speech technologies that we believe provide us with a competitive advantage in the markets where we compete. Our technologies are based on complex formulas which require extensive amounts of linguistic data, acoustic models and recognition techniques.  We continue to invest in technologies to maintain our market position and to develop new applications and products.

We conduct substantially all of our research and development with an in-house staff.  After establishing its modernized speech technology lab in 2002, NIVS PRC has been able to more effectively recruit qualified speech technology researchers.  We have approximately six senior technology researchers, many holding doctorate degrees, and 15 core researchers.  The duties of our core researchers are to improve research and development management and market analysis, in addition to establishing and regulating the large-scale production projects. In addition, our research and development center is currently staffed with over 100 experienced research and development technicians who oversee our techniques department, product development department, material analysis lab, and performance testing lab. These departments work together to research new material and techniques, test product performance, inspect products and to test performance of machines used in the manufacturing process.

NIVS PRC has worked with Institute of Automation, Chinese Academy of Sciences, or IACAS, since October 2006 to better understand and develop Mandarin speech interaction technology.  IACAS is an organization that specializes in the research and development of smart robot and speech interactive technology.  We have focused our efforts to resolve issues caused by speaker-independent speech, the large number of words, and continuous speech identification.  We have and continue to develop key technologies, including combined modeling for intonation and vowel variation, large speech database management, and system searching.

We continue to research and develop speech performance engines and databases.  The various types of speech interactive engines include multi-language identification engines, compositing engine, and speech evaluation engine.  Multi-language identification engines are products that can identify multiple languages. Compositing engines can speak as humans. Speech evaluation engines can make judgments of yes or no.  In addition, our intelligent audio and video products require input from a speech database that we have assembled.  We have generated numerous databases, including professional speech identification, speech synthesis, speech teaching and speech entertainment databases.

In December 2009, we entered into a strategic partnership arrangement with China Potevio pursuant to which we would collaborate with Potevio for the development of a 3G mobile phone, as well as the application of China Potevio's TD-SCDMA wireless products and solutions. We will also work with China Potevio’s research team to develop and apply the new technologies to our NIVS branded mobile phone, distributed in the mainland Chinese domestic market.  China Potevio is a state-owned equipment manufacturer and service provider in China’s telecommunications industry.

For the years ended December 31, 2009, 2008 and 2007, we expended approximately $5.3 million, $1.7 million, and $0.4 million, respectively, in research and development.

In addition to the advancement of our speech interactive and mobile phone technologies , we believe that the future success of our business depends upon our ability to enhance our existing products, to develop compelling new products, to develop cost effective products, to qualify these products with our customers, to effectively introduce these products to existing and new markets on a timely basis, and to commence and sustain volume production to meet customer demands.  To avoid product obsolescence, we will continue to monitor technological changes, as well as users' demands for new technologies. Failure to keep pace with future technological changes could adversely affect our revenues and operating results in the future.  Although we have attempted to determine the specific needs of the entertainment, mobile, computer, and residential user markets, there can be no assurance that the markets will, in fact, materialize or that our existing and future products designed for these markets will gain market acceptance.

Backlog

Our backlog of unfilled orders was $0.86 million as of December 31, 2009, compared to $1.32 million at December 31, 2008. We include all purchase orders scheduled for delivery over the next 12 months in backlog. As part of our commitment to customer service, our goal has been to ship products to meet the customers' requested shipment dates. Our backlog is occasionally subject to cancellation or rescheduling by the customer on short notice with little or no penalty. Because of the uncertainty of order cancellations or rescheduling, we do not believe our backlog as of any particular date is indicative of actual sales for any future period and, therefore, should not be used as a measure of future revenue.

Warranties and Return Policy

We offer limited warranties for our consumer electronics, comparable to those offered to consumers by our competitors in China. Such warranties typically consist of a 90-day period for our audio products, under which we will pay for labor and parts, or offer a new or similar unit in exchange for a non-performing unit. Our customers may return products to us for a variety of reasons, such as damage to goods in transit, cosmetic imperfections and mechanical failures, if within the warranty period. We offer a one-year guarantee for all of our products.

Product Liability and Insurance

We do not have product liability insurance.  Because of the nature of the products sold by us, we may be periodically subject to product liability claims resulting from personal injuries. We may become involved in various lawsuits incidental to our business.  To date, we have not been subject to products liability litigation.  Product liability insurance is expensive, restrictive and difficult to obtain. Accordingly, there can be no assurance that we will have capital sufficient to cover any successful product liability claims made against us in the future, which could have a material adverse effect on our financial condition and results of operations.

Competition

We face competition from many other consumer electronics manufacturers, most of which have significantly greater name recognition and financial, technical, manufacturing, personnel, marketing, and other resources than we have.  The major geographic markets in which we compete are China and Hong Kong, Southeast Asia and North America. The consumer electronics market is subject to rapid technology changes, highly fragmented, and cyclical.  The industry is characterized by the short life cycle of products, requiring continuous design and development efforts, which necessitates large capital and time investments. Our competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than we do.

We compete primarily on the basis of quality, price, design, reliability, brand recognition, and quality service and support to our customers. We believe that our standard audio and video consumer products are comparable in quality and performance with competitors in our market category. Many of our competitors in the standard audio and video consumer products market have a stronger competitive position than we do in that they have more technical and research and development resources, greater brand recognition and longer-standing customer relationships. Companies that offer products similar to our standard audio and video consumer products include SAMSUNG Electronics, Bose Corporation, LG Electronics, Matsushita Electric Industrial Co., Ltd., and Toshiba Corporation.

We believe that our intelligent audio and video products are comparable in quality and performance with competitors in our market category. Many of our competitors in the intelligent audio and video products market have a stronger competitive position than we do in that they have more technical and research and development resources, greater brand recognition and longer-standing customer relationships and began developing English intelligent speech technology earlier than we did. We believe have a strong competitive position in our domestic market for Mandarin-speech interactive technology as we have significant technical and research and development resources on Mandarin-speech technology. Companies that offer products similar to our intelligent audio and video products include Nuance Communications, Inc., Fonix Corporation, International Business Machines Corporation, Microsoft Corporation, Koninklijke Philips Electronics N.V., Haier Electronics Group Co., Ltd., Anhui USTC iFLYTEK Co., Ltd., and Shenzhen SinoVoice Digital Technology Co., Ltd.

We began to compete in the mobile phone industry in 2009 and therefore have no experience and brand awareness in the mobile phone industry.  The mobile phone market is particularly characterized by changing consumer demands for cellular telephone functions and applications, rapid product obsolescence and price erosion, intense competition, evolving industry standards, and wide fluctuations in product supply and demand. These factors require us to continuously develop new products and enhance our existing products to stay competitive.  For example, the market has recently experience rapid transitions from widespread market adoption of 2G, 2.5G, 2.75G and 3G technologies.  Changes in mobile phone industry standards and technologies, customer preferences and government regulation are rapid, more so than that of audio and video equipment, and this rapid change could limit our ability to sell our mobile phone products.  Our competitors have more experience in the industry and may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements.  Our mobile phone products face intense competition from multi-national mobile phone manufacturers such as Nokia, Samsung, and Motorola, in addition to competition from the domestic mobile phone producers such as Tianyu, Lenovo, and Gionee.

Intellectual Property

We rely on a combination of patent, trademark and trade secret protection and other unpatented proprietary information to protect our intellectual property rights and to maintain and enhance our competitiveness in the consumer electronics industry.  The founder of NIVS PRC and our principal shareholder and current Chief Executive Officer, Tianfu Li, has legal ownership of the approximately 48 patents in China, in addition to 19 patent applications, that we use in our business operations.  These patents include design, utility, and invention patents that relate to our products.  In July 2008, NIVS PRC entered into an assignment and transfer agreement with Mr. Li for the transfer and assignment of these patents and patent applications to NIVS PRC, in addition to other intellectual property related to our business operations.  We and Mr. Li intend to file appropriate transfer certificates with the Bureau of Intellectual Property in the PRC, which, after approved by the Bureau, would result in the legal transfer of the patents and patent applications to us.

We also rely on unpatented technologies to protect the proprietary nature of our product and manufacturing processes. We require that our management team and key employees enter into confidentiality agreements that require the employees to assign the rights to any inventions developed by them during the course of their employment with us. All of the confidentiality agreements include non-competition and non-solicitation provisions that remain effective during the course of employment and for periods following termination of employment, which vary depending on position and location of the employee.

We have four registered trademarks in China, with expiration dates between April 2011 and November 2016, and seven registered trademark applications.

Our success will depend in part on our ability to obtain patents and preserve other intellectual property rights covering the design and operation of our products. We intend to continue to seek patents on our inventions when we deem it commercially appropriate. The process of seeking patent protection can be lengthy and expensive, and there can be no assurance that patents will be issued for currently pending or future applications or that our existing patents or any new patents issued will be of sufficient scope or strength or provide meaningful protection or any commercial advantage to us. We may be subject to, or may initiate, litigation or patent office interference proceedings, which may require significant financial and management resources. The failure to obtain necessary licenses or other rights or the advent of litigation arising out of any such intellectual property claims could have a material adverse effect on our operations.

Employees

As of December 31, 2009, we had approximately 1,886 full-time employees, including approximately 1,469 employees in production and approximately 79 employees in sales and marketing. All of our employees are based inside China. Our employees are not represented by any labor union and are not organized under a collective bargaining agreement, and we have never experienced a work stoppage. We believe that our relationships with our employees are generally good.

NIVS PRC is required to contribute a portion of its employees’ total salaries to the Chinese government’s social insurance funds, including pension insurance, medical insurance, unemployment insurance, and job injuries insurance, and maternity insurance, in accordance with relevant regulations. Total contributions to the funds are approximately $213,650, $217,882, and $232,655 for the years ended December 31, 2009, 2008 and 2007, respectively. We expect that the amount of NIVS PRC’s contribution to the government’s social insurance funds will increase in the future as we expand our workforce and operations.

We also provide housing facilities for our employees. At present, approximately 80% of our employees live in company-provided housing facilities. Under PRC laws, we may be required to make contributions to a housing assistance fund for employees based in Huizhou, China.  We expect that the costs and expenses of conducting our business operations will increase, which could have a negative effect on our results of operations.

According to the relevant PRC regulations on housing provident funds, PRC enterprises are required to contribute housing provident funds for their employees. The monthly contributions must beat least 5% of each employee’s average monthly income in the previous year. NIVS PRC has not paid such funds for its employees since its establishment and the accumulated unpaid amount is approximately $870,000. For additional information, see “ Risk Factors—We may be exposed to monetary fines by the local housing authority and claims from our employees in connection with NIVS PRC Light’s non-compliance with regulations with respect to contribution of housing provident funds for employees ..”

PRC Government Regulations

Business license

Any company that conducts business in the PRC must have a business license that covers a particular type of work. Our business license covers our present business of to design, produce, and sell consumer electronic products, including digital camcorders, digital video recorders, digital audio recorders, digital audio and video coding and decoding equipments, digital audio radio equipments; produce and sell digital products for education and entertainment (MP3, MP4 and game box), PC equipment, and televisions, among other products.  Prior to expanding our business beyond that of our business license, we are required to apply and receive approval from the PRC government.  In September 2009, we were granted a license to manufacture mobile phones by the Ministry of Industry and Information Technology. With our new license, we are authorized to operate mobile phone manufacturing business in mainland China under the “NIVS” brand name.

Sino-Foreign Equity Joint Venture Laws

NIVS PRC, as a Sino-Foreign Equity Joint Venture, is governed by the Law of the People's Republic of China on Sino-Foreign Equity Joint Ventures, and its Implementation Regulations and other related rules, regulations and administrative orders.  An equity joint venture in the PRC is an independent entity having the form of a limited liability company, similar to a regular corporation with limited liability organized under state laws in the United States of America.  It is a "legal person" under PRC laws and has the right to own, use and dispose of property rights. The parties to the equity joint venture agree to share profits, risks and losses in the same proportion as their respective capital contributions to the equity joint venture.

The operations of equity joint ventures are subject to an extensive body of laws and regulations governing such matters as registration, capital contribution, profit distribution, board of directors, accounting, taxation, foreign exchange and labor management.  The PRC joint venture law stipulates that certain matters such as amendment to the articles of association, termination and dissolution of the equity joint venture, increase and transfer of the registered capital, and merger, must have the unanimous approval of the directors.  The PRC joint venture law also provides that after payment of taxes, an equity joint venture must allocate to three funds, namely, a reserve fund, an expansion fund and a fund for employee welfare and bonuses, before profits may be distributed to the joint venture parties. Under current law, the board of directors of the joint venture is entitled to determine the percentage of net income that the joint venture will allocate to these three funds. The board of directors has elected to allocate 10% of the net income of the joint venture to each of these three funds each year. If the Chinese government elects in the future to require that the joint venture allocate more of the annual net income of the joint venture to these three funds, or if the Chinese government enacts other legislation that restricts the ability of the joint venture either to use its net income for business operations or to distribute dividends to us, our business could be adversely affected.

Employment laws

We are subject to laws and regulations governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits, social insurance, non-completion obligations and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance.

Environmental regulations

We are subject to various federal, state, local and foreign environmental laws and regulations, including those governing the use, discharge and disposal of hazardous substances in the ordinary course of our manufacturing process. The major environmental regulations applicable to us include the PRC Environmental Protection Law, the PRC Law on the Prevention and Control of Water Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Air Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Solid Waste Pollution, and the PRC Law on the Prevention and Control of Noise Pollution. In addition, we have complied with European Union Directives on Restrictions on certain Hazardous Substances on electrical and electronic equipment (“RoHS”).  We believe that our current manufacturing operations comply in all material respects with applicable environmental laws and regulations. Although we believe that our current manufacturing operations comply in all material respects with applicable environmental laws and regulations, it is possible that future environmental legislation may be enacted or current environmental legislation may be interpreted to create environmental liability with respect to our other facilities, operations, or products.

NIVS PRC constructed its manufacturing facilities with the PRC’s environmental laws and requirements in mind. We currently outsource the disposal of solid waste to a third party-contractor. We currently hold an environmental permit and Guangdong Province Pollution Charge Certificate issued by the Huizhou Environmental Protection Bureau covering our manufacturing operations. If we fail to comply with the provisions of the permit and environmental laws, we could be subject to fines, criminal charges or other sanctions by regulators, including the suspension or termination of our manufacturing operations.

Patent protection in China

The PRC’s intellectual property protection regime is consistent with those of other modern industrialized countries. The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets.

The PRC is also a signatory to most of the world’s major intellectual property conventions, including:

—	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);
—	Paris Convention for the Protection of Industrial Property (March 19, 1985);
—	Patent Cooperation Treaty (January 1, 1994); and
—	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

Patents in the PRC are governed by the China Patent Law and its Implementing Regulations, each of which went into effect in 1985. Amended versions of the China Patent Law and its Implementing Regulations came into effect in 2001 and 2003, respectively.

The PRC is signatory to the Paris Convention for the Protection of Industrial Property, in accordance with which any person who has duly filed an application for a patent in one signatory country shall enjoy, for the purposes of filing in the other countries, a right of priority during the period fixed in the convention (12 months for inventions and utility models, and 6 months for industrial designs).

The Patent Law covers three kinds of patents—patents for inventions, utility models and designs. The Chinese patent system adopts the principle of first to file; therefore, where more than one person files a patent application for the same invention, a patent can only be granted to the person who first filed the application. Consistent with international practice, the PRC only allows the patenting of inventions or utility models that possess the characteristics of novelty, inventiveness and practical applicability. For a design to be patentable, it cannot be identical with or similar to any design which, before the date of filing, has been publicly disclosed in publications in the country or abroad or has been publicly used in the country, and should not be in conflict with any prior right of another.

PRC law provides that anyone wishing to exploit the patent of another must conclude a written licensing contract with the patent holder and pay the patent holder a fee. One broad exception to this rule, however, is that, where a party possesses the means to exploit a patent but cannot obtain a license from the patent holder on reasonable terms and in reasonable period of time, the PRC State Intellectual Property Office, or SIPO, is authorized to grant a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. SIPO, however, has not granted any compulsory license to date. The patent holder may appeal such decision within three months from receiving notification by filing a suit in a people’s court.

PRC law defines patent infringement as the exploitation of a patent without the authorization of the patent holder. Patent holders who believe their patent is being infringed may file a civil suit or file a complaint with a PRC local Intellectual Property Administrative Authority, which may order the infringer to stop the infringing acts. Preliminary injunction may be issued by the People’s Court upon the patentee’s or the interested parties’ request before instituting any legal proceedings or during the proceedings. Damages in the case of patent infringement is calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be reasonably determined in an amount ranging from one to more times of the license fee under a contractual license. The infringing party may be also fined by Administration of Patent Management in an amount of up to three times the unlawful income earned by such infringing party. If there is no unlawful income so earned, the infringing party may be fined in an amount of up to RMB500,000, or approximately $73,200.

Tax

Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a portion of or all the refund of VAT that it has already paid or borne. Our imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.

Foreign currency exchange

Under the PRC foreign currency exchange regulations applicable to us, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE. Foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Reform and Development Commission.  We currently do not hedge our exposure to fluctuations in currency exchange rates.

Dividend distributions

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China are required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Properties

In China, only the PRC government and peasant collectives may own land.  In 2005, NIVS PRC acquired a total of approximately 2 million square feet of land equity in Lianhelingwei Village, Shuikou Town, in Huizhou City, Guangdong, China for approximately RMB18.8 million (equivalent to approximately USD$2.7million) under land use right granted from the Huizhou State-Owned Land Resource Bureau.  We have the right to use the land until June 2052.  In the event we wish to continue to use the land after this expiration date, we must apply for an extension at least one year prior to the granted land use right’s expiration.

NIVS PRC built a modernized factory on this land property consisting of approximately 2.7 million square feet of total space, including of manufacturing plants, dormitories, research and development, warehouse space, and office facilities.  Its production area covers approximately 1.1 million square feet and its dormitories cover approximately 215,000 square feet.  The production area primary consists of full-product and semi-finished products assembly workshops, in addition to offices, showrooms, and warehouse space.

Our registered principal corporate offices are located in the PRC at NIVS Industry Park, No. 29-31, Shuikou Road, Huizhou, Guangdong, People’s Republic of China 516006.

Legal Proceedings

We are not involved in any material legal proceedings outside of the ordinary course of our business.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following individuals constitute our board of directors and executive management as of the date of this prospectus.

Name	Age	Position
Tianfu Li	41	Chief Executive Officer and Chairman of the Board
Gengqiang Yang	30	Chief Operating Officer and Director
Simon Zhang	46	Chief Financial Officer and Corporate Secretary
Kwok Fu (“Jason”) Wong	36	Vice President of Investor Relations
Dongquan Zhang	39	Chief Technology Officer
Charles Mo	59	Director
Ruxiang Niu	48	Director
Minghui Zhang	42	Director

Tianfu Li began serving as our Chief Executive Officer and Chairman of the Board on July 25, 2008 upon the closing of the Share Exchange transaction with NIVS BVI. Prior to the closing of the Share Exchange, Mr. Li was the Chief Executive Officer and Chairman of the Board of NIVS BVI.  As Chief Executive Officer, Mr. Li has been responsible for formulating the operating policies and long-term development plans for our company.  From July 1989 to June 1993, Mr. Li held a number of positions at Sino-European (Huizhou) Electronics Co., Ltd., a company that manufactures and sells car audio products, including Assistant Engineer, Production Director, Quality Engineer, Research and Development Engineer, and Director of Developing Projects, and was responsible for offering technical support for first-line production, production management, and quality control. Mr. Li was also responsible for the plan, exercise, and completion of new projects. Mr. Li left Sino-European (Huizhou) Electronics Co., Ltd. in June 1993. Also, prior to January 1998 when he founded NIVS PRC, Mr. Li collaborated with business contacts and associates on the research, development, production, and sale of VCD and DVD players. Mr. Li received a bachelor’s degree in radio communication from the South China University of Technology in 1989.

Gengqiang Yang began serving as a director of our company on July 25, 2008 upon the closing of the Share Exchange transaction with NIVS BVI. Prior to the closing of the Share Exchange, Mr. Yang served as a director of NIVS BVI beginning in June 2007. Since July 2004, Mr. Yang has served as Chief Operating Officer of NIVS BVI and is responsible for planning business strategy related to video and audio products, establishing policies for video and audio industry development, overseas business exploration, and global cooperation and planning of video and audio products.  From June 2001 to June 2004, Mr. Yang served as Superintendent of NIVS BVI and was responsible for strategy planning related to NIVS BVI audio and video products, formulating development policies related to the audio and video industry, and exploring overseas business and global planning for NIVS BVI audio and video products. From March 1999 to May 2001, Mr. Yang served as Technician of NIVS BVI and was responsible for analyzing and solving production problems, on-site production instruction, coordinating with the production department to resolve technical issues, improving production processes, maintaining production equipment, and improving production technology. Mr. Yang received a bachelor’s degree in electronic technology from Huizhou University in 1999.

Simon Zhang began serving as our Chief Financial Officer and Corporate Secretary in January 2009.   Since January 2008, Mr. Zhang has served as the CFO of Yinlips Technology, Inc., a company that designs, manufactures and markets CRT, LCD, and portable electronic devices.  Until we name a permanent CFO, Mr. Zhang will spend approximately half of his time performing his duties as our CFO and the other half of his time as the CFO of Yinlips.  From July 2007 to December 2007, Mr. Zhang served as Chief Financial Officer of Evergreen Investment Inc., a holding company which focuses on restaurant investments. From January 2006 to June 2007, Mr. Zhang was the financial controller of Kapila Corporation, a company primarily engaged in textile trading.  From January 2003 to December 2005, Mr. Zhang was an accountant at Flycomputer, an information technology firm.  Mr. Zhang received a diploma in Financial Management in 2004 from the British Columbia Institute of Technology and a Master of Science in 1989 from Wuhan University.

Kwok Fu (“Jason”) Wong began serving as our Vice President Investor Relations since October 2008.  As Vice President Investor Relations, Mr. Wong develops and implements our investor relations strategies, in addition to assisting in the preparation of public disclosure documents.  From February 2007 to October 2008, Mr. Wong served as Executive Vice President, Investor Relations for China Display Technologies, Inc. (CDYT.OB), a company that designs, manufactures and markets backlights for LCDs. From June 2005 to February 2007, Mr. Wong worked with Suny Optoelectronics Co., Limited, a subsidiary of China Display Technologies, Inc., serving as its Marketing and Communication Manager and then as its Investor Relations Manager.  From December 2001 to May 2005 and from August 2000 to October 2001, Mr. Wong served as an education officer at The Conservancy Association, an environmental organization located in Hong Kong.  Mr. Wong received a Master’ Degree in Environmental Science and Technology from City University of Hong Kong in 2005 and a Bachelor’s Degree in Applied Biology, graduating with honors, from City University of Hong Kong in 1998.

Dongquan Zhang began serving as our Chief Technology Officer on July 25, 2008 upon the closing of the Share Exchange transaction with NIVS BVI. Prior to the closing of the Share Exchange, Mr. Zhang served as Chief Technology Officer of NIVS BVI beginning in March 2002. As Chief Technology Officer, Mr. Zhang is responsible for product development, project management, market analysis, and market exploration. Mr. Zhang received a master’s degree in computer science from Qing Hua University in 2000.

Charles Mo began serving as a director of our company in January 2009. Mr. Mo is a Certified Public Accountant with over twenty-five years of experience in public and corporate accounting and finance and has held his CPA license since 1980.  Since June 2005, Mr. Mo has served as the General Manager of Charles Mo & Co., a corporate consulting company, and focuses on general management duties. From October 1999 to May 2005, Mr. Mo served as Chief Operating Officer and Chief Financial Officer of Coca-Cola Shanghai, a beverage company, and was responsible for sales, finance, logistics, production, and general management. From December 1998 to September 1999, Mr. Mo served as Finance Director of Fisher Rosemount Shanghai. From August 1996 to November 1998, Mr. Mo served as Chief Financial Officer of Nike China, an athletic goods company, and was responsible for overseeing finance, human resources, and logistics. From January 1995 to August 1996, Mr. Mo served as Controller and Acting General Manager for Polaroid China, a camera and consumer electronics company. From August 1982 to December 1994, Mr. Mo served as Audit Manager and held various financial management positions for Wang Laboratories, a computer company. From 1978 to 1982, Mr. Mo served as an Accountant and Auditor for the accounting businesses of Ernst & Young and Thomas Allen, CPA.  Mr. Mo has served as an independent director of China Ritar Power Corp. (OTCBB:CRTP), a manufacturer of lead-acid batteries in China, since August 2008, and OmniaLuo, Inc. (OTCBB:OLOU), a manufacturer and seller of women’s clothing in China, since January 2008.  Mr. Mo received a Bachelor of Arts degree in Business Administration in 1974 from HK Baptist College and an MBA in accounting in 1976 from California State University-Fullerton.  We believe that Mr. Mo’s long and varied career exhibit his qualifications to sit on our Board, including his more than 25 years of experience, expertise and background with respect to accounting matters, his experience as a CPA and chief financial officer of large corporations in China, and his understanding of U.S. GAAP and financial statements.

Ruxiang Niu began serving as a director of our company in December 2008.  From January 2007 to October 2008, Mr. Niu served as the Vice General Manager of Shanghai Pudong Real Estate Trust Investment Company Limited, a real estate investment company, and was responsible for real estate investments. From December 2005 to December 2006, Mr. Niu served as the Chief Executive Officer of Beijing Bangsheng Investment Company Limited, a financial investment company, and was responsible for investments, mergers and acquisitions and company financing, and also served as the Chief Capital Consultant of Shirong (Shenzhen) International Financial Group, a financial investment company, and was responsible for investments, mergers and acquisitions and company financing. From March 2003 to November 2005, Mr. Niu served as the Chief Executive Officer of Beijing Dovon Net Company Limited, a financial investment company, and was responsible for financing and investment communications. From March 2000 to December 2002, Mr. Niu served as the Assistant to the Chief Executive Officer of Shidean (Shenzhen) Technologies Company Limited, an electronic intelligent security company, and was responsible for managing the company’s Electronic Research Center and building intelligent electronic systems. From September 1999 to July 2000, Mr. Niu served as an Associate Professor at Macau University. From March 1995 to August 1996, Mr. Niu served as the Vice General Manager of China Golden Net Investment Company Limited, a financial investment company, and was responsible for website operation and investment. Mr. Niu received a PhD in international finance from the Hong Kong Polytechnic University in 2008.  We believe that Mr. Niu’s deep knowledge the electronics and financial investment industries, as well as his extensive professional and academic experience, well qualifies Mr. Niu to serve on our Board.

Minghui Zhang began serving as a director of our company in December 2008.  Since April 2006, Mr. Zhang has served as the Deputy Governor of Shanghai Pudong Development Bank and is responsible for the management and improvement of its bank credit business, international business, and settlement of accounts. From November 2002 to April 2006, Mr. Zhang served as the Product Manager and Assistant Branch Governor of Shenzhen Pingan Bank and was responsible for the development and marketing of credit and financing products. From July 1991 to November 2002, Mr. Zhang served as the Investment Manager of Jilin Provence Trust and Investment Company Limited, a financial investment and trust company, and was responsible for mergers and acquisitions and financing projects. Mr. Zhang received a master’s degree in business from Jilin University in 2007 and has been a Chartered Certified Public Accountant in China since 1996.  We believe that Mr. Zhang’s broad knowledge the banking and financing industry, as well as his experience in mergers and acquisitions, well qualifies Mr. Zhang to serve on our Board.

Family Relationships

There are no family relationships among any of the officers and directors.

The Board of Directors and Committees

Subject to certain exceptions, under the listing standards of the NYSE Amex, a listed company’s board of directors must consist of a majority of independent directors. Currently, our board of directors has determined that each of the non-management directors, Ruxiang Niu, Minghui Zhang, and Charles Mo is an “independent” director as defined by the listing standards of NYSE Amex currently in effect and approved by the U.S. Securities and Exchange Commission (“SEC”) and all applicable rules and regulations of the SEC. All members of the Audit, Compensation and Nominating Committees satisfy the “independence” standards applicable to members of each such committee. The board of directors made this affirmative determination regarding these directors’ independence based on discussions with the directors and on its review of the directors’ responses to a standard questionnaire regarding employment and compensation history; affiliations, family and other relationships; and transactions with the Company. The board of directors considered relationships and transactions between each director or any member of his immediate family and the Company and its subsidiaries and affiliates. The purpose of the board of director’s review with respect to each director was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent under the NYSE Amex rules.

Audit Committee

We established our Audit Committee in August 2008. The Audit Committee consists of Ruxiang Niu, Minghui Zhang, and Charles Mo, each of whom is an independent director. Charles Mo, Chairman of the Audit Committee, is an “audit committee financial expert” as defined under Item 407(d) of Regulation S-K. The purpose of the Audit Committee is to represent and assist our board of directors in its general oversight of our accounting and financial reporting processes, audits of the financial statements and internal control and audit functions. The Audit Committee’s responsibilities include:

•
The appointment, replacement, compensation, and oversight of work of the independent auditor, including resolution of disagreements between management and the independent auditor regarding financial reporting, for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

•
Reviewing and discussing with management and the independent auditor various topics and events that may have significant financial impact on our company or that are the subject of discussions between management and the independent auditors.

The board of directors has adopted a written charter for the Audit Committee. A copy of the Audit Committee Charter is posted on our corporate website at: www.nivsgroup.com/english/.

Compensation Committee

We established our Compensation Committee in August 2008. The Compensation Committee consists of Ruxiang Niu, Minghui Zhang, and Charles Mo, each of whom is an independent director. Charles Mo is the Chairman of the Compensation Committee. The Compensation Committee is responsible for the design, review, recommendation and approval of compensation arrangements for our directors, executive officers and key employees, and for the administration of our equity incentive plans, including the approval of grants under such plans to our employees, consultants and directors. The Compensation Committee also reviews and determines compensation of our executive officers, including our Chief Executive Officer. The board of directors has adopted a written charter for the Compensation Committee. A current copy of the Compensation Committee Charter is posted on our corporate website at: www.nivsgroup.com/english/.

Nominating Committee

The Nominating Committee consists of Ruxiang Niu, Minghui Zhang, and Charles Mo, each of whom is an independent director. Charles Mo is the Chairman of the Nominating Committee. The Nominating Committee assists in the selection of director nominees, approves director nominations to be presented for stockholder approval at our annual general meeting and fills any vacancies on our board of directors, considers any nominations of director candidates validly made by stockholders, and reviews and considers developments in corporate governance practices. The board of directors has adopted a written charter for the Nominating Committee. A current copy of the Nominating Committee Charter is posted on our corporate website at: www.nivsgroup.com/english/.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics, which applies to all directors, officers and employees. The purpose of the Code is to promote honest and ethical conduct. The Code is posted on our corporate website located at www.nivsgroup.com/english/, and is available in print, without charge, upon written request to us at NIVS IntelliMedia Technology Group, Inc., NIVS Industry Park, No. 29-31, Shuikou Road, Huizhou, Guangdong, People’s Republic of China 516006. We intend to post promptly any amendments to or waivers of the Code on our corporate website.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Prior to the closing of the Share Exchange, our current named executive officers were compensated by NIVS BVI until the closing of the Share Exchange, including for the year ended December 31, 2007 and the period from January 1, 2008 to July 25, 2008.  The Chief Executive Officer and Chairman of the Board of NIVS BVI, Tianfu Li, determined the compensation for himself and the other executive officers of NIVS BVI that was earned in fiscal 2007 and the period from January 1, 2008 to July 25, 2008 after consulting with the board members of NIVS BVI. In addition, the Board of Directors of NIVS BVI approved the compensation. From January 1, 2008 to July 25, 2008 and during the fiscal years of 2007, 2006 and 2005, the compensation for NIVS BVI’s named executive officers consisted solely of each executive officer’s salary and cash bonus.  The Board of Directors of NIVS BVI believe that the salaries paid to our executive officers during 2007 and the period from January 1, 2008 to July 25, 2008 are indicative of the objectives of its compensation program and reflect the fair value of the services provided to NIVS BVI, as measured by the local market in China.

Upon the closing of the Share Exchange, the executive officers of NIVS BVI were appointed as our executive officers and we adopted the compensation policies of NIVS BVI, as modified for a company publicly reporting in the United States.  Compensation for our current executive officers is determined with the goal of attracting and retaining high quality executive officers and encouraging them to work as effectively as possible on our behalf. Compensation is designed to reward executive officers for successfully meeting their individual functional objectives and for their contributions to our overall development. For these reasons, the elements of compensation of our executive officers are salary and bonus. Salary is paid to cover an appropriate level of living expenses for the executive officers and the bonus is paid to reward the executive officer for individual and company achievement.

Salary is designed to attract, as needed, individuals with the skills necessary for us to achieve our business plan, to motivate those individuals, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the levels that we expect. When setting and adjusting individual executive salary levels, we consider the relevant established salary range, the named executive officer’s responsibilities, experience, potential, individual performance and contribution. We also consider other factors such as our overall corporate budget for annual merit increases, unique skills, demand in the labor market and succession planning.

We determine the levels of salary as measured primarily by the local market in China.  We determine market rate by conducting a comparison with the local geographic area averages and industry averages in China. In determining market rate, we review statistical data collected and reported by the Huizhou City Labor Bureau which is published monthly. The statistical data provides the high, median, low and average compensation levels for various positions in various industry sectors. In particular, we use the data for the manufacturing sector as our benchmark to determine compensation levels because we operate in Huizhou city as a consumer electronics manufacturer. Our compensation levels are at roughly the 80th-90th percentile of the compensation spectrum for the manufacturing sector. Once we determine the overall compensation levels for our officers based on the benchmarks, we allocate a certain portion of the total compensation to salary, which is paid during the fiscal year, and allocate the remainder to bonus, which will be paid after the end of the fiscal year if corporate and individual performance goals are met.

Corporate performance goals include sales targets, research and development targets, production yields, and equipment utilization. Additional key areas of corporate performance taken into account in setting compensation policies and decisions are cost control, profitability, and innovation. The key factors may vary depending on which area of business a particular executive officer’s work is focused.  Individual performance goals include subjective evaluation, based on an employee’s team-work, creativity and management capability, and objective goals such as sales targets.  Generally, the amount of a bonus, when awarded, will be equal to one month's salary plus 5% to 25% of the individual's annual salary.  If the corporate and individual goals are fully met, the bonus will be closer to the top end of the range.  If the goals are only partially met, the amount of the bonus will be closer to the bottom end of the range.  In no event will there be a bonus equal to more than one month's salary if the corporate goals are not met by at least 50%.  For 2009, the amounts of the bonuses were determined in relation to overall compensation levels, which were based on roughly the 80th-90th percentile of the compensation spectrum for the manufacturing sector in Huizhou City, China.  A certain portion of total compensation was allocated to salary and the remainder was allocated to bonus based on achievement of corporate and individual performance goals.  In 2009, our corporate performance had improved in line with internal goals, including an increase in revenue and profitability.  We also experienced success in savings for selling expenses as a percentage of revenue.  Based on the attainment of internal corporate goals, in addition to Tianfu Li’s contributions on an individual level, Tianfu Li earned a cash bonus for 2009.  Tianfu Li received a cash bonus of $15,000 in 2009, as compared to a cash bonus of $10,500 for 2008.  The primary causes for the increase in the bonus amounts for 2009 as compared to 2008 were the achievement of corporate goals and the increase in the executive officer’s salary.  The Compensation Committee determined the bonus award amounts for 2009 and the Board approved of the amounts.

Our board of directors established a compensation committee in August 2008 comprised of non-employee directors.  The compensation committee will perform, at least annually, a strategic review of the compensation program for our executive officers to determine whether it provides adequate incentives and motivation to our executive officers and whether it adequately compensates our executive officers relative to comparable officers in other companies with which we compete for executives. Those companies may or may not be public companies or companies located in the PRC or even, in all cases, companies in a similar business. Prior to the formation of the compensation committee, Tianfu Li, upon consulting with our board members, determined the compensation for himself and our other current executive officers. Beginning in 2009, our compensation committee currently determines compensation levels for our executive officers. We have established a compensation program for executive officers for 2010 that is designed to attract, as needed, individuals with the skills necessary for us to achieve our business plan, to motivate those individuals, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the levels that we expect.  For 2010, bonuses for executive officers will be based on company and individual performance factors, as described above.

Having listed on the NYSE Amex in March 2009, we intend to adjust our bonus evaluations upwards in 2010, but, in such case, we do not intend to increase them by more than 20%. We believe that adopting higher compensation in the future may be based on the increased amount of responsibilities assumed by each of the executive officers after we became a publicly listed company.

We also intend to expand the scope of our compensation, such as the possibility of granting options to executive officers and tying compensation to predetermined performance goals.  We adopted an equity incentive plan in June 2009 and intend to issue stock-based awards under the plan to aid our company’s long-term performance, which we believe will create an ownership culture among our named executive officers that fosters beneficial, long-term performance by our company.  We do not currently have a general equity grant policy with respect to the size and terms of grants that we intend to make in the future, but we expect that our compensation committee will evaluate our achievements for each fiscal year based on performance factors and results of operations such as revenues generated, cost of revenues, and net income.

Summary Compensation Table

The following table sets forth information concerning the compensation for the three fiscal years ended December 31, 2009 of the principal executive officer, principal financial officer, in addition to our three most highly compensated officers whose annual compensation exceeded $100,000, and up to two additional individuals, as applicable, for whom disclosure would have been required but for the fact that the individual was not serving as an executive officer of the registrant at the end of the last fiscal year.

Name and Position	Year	Salary	Bonus	Total
Tianfu Li	2009	$38,000	$15,000	$53,000
Chief Executive Officer and	2008	33,000	10,500	43,500
Chairman of the Board	2007	30,000	7,000	37,000

Simon Zhang	2009	$35,191	$5,500	$40,691
Chief Financial Officer and	2008	-	-	-
Corporate Secretary	2007	-	-	-

Ling Yi (1)	2009	$17,000	$5,500	$22,500
Former Chief Financial Officer and	2008	15,600	4,000	19,600
Former Corporate Secretary	2007	12,000	2,500	14,500
_____
(1)
In January 2009, Ling Yi resigned as Chief Financial Officer and Corporate Secretary and the Board of Directors appointed Simon Zhang as Chief Financial Officer and Corporate Secretary.  Ling Yi remains with our company as a finance manager.

Grants of Plan-Based Awards in 2009

There were no option grants in 2009.

Outstanding Equity Awards at 2009 Fiscal Year End

There were no option exercises or options outstanding in 2009.

Option Exercises and Stock Vested in Fiscal 2009

There were no option exercises or stock vested in 2009.

Pension Benefits

There were no pension benefit plans in effect in 2009.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

There were no nonqualified defined contribution or other nonqualified deferred compensation plans in effect in 2009.

Employment Agreements

We generally enter into standard, one-year employment agreements with certain of our officers.  For the period from January 1, 2010 to December 31, 2010, we entered into employment agreements with each of Gengqiang Yang and Dongquan Zhang pursuant to which each employee will be paid a monthly salary during 2010 as follows:

•	Gengqiang Yang was paid a monthly salary of RMB 14,000, which is approximately US$2,044.
•	Dongquan Zhang was paid a monthly salary of RMB 14,000, which is approximately US$2,044.

The employment agreements provide for immediate termination upon serving written notice to an employee, in which case we must pay the employee one month's salary and any year-end bonus to which the employee is entitled. Under the employment agreements, if we violate certain termination procedures in the process of terminating an employee, we shall pay the employee twice the employee’s standard compensation as a penalty.  If an employment agreement expires without appropriate termination notification from either us or an employee, the parties are deemed to have agreed to renew the employment agreement. In such circumstance, if either party refuses to enter into a renewal agreement, that party must pay to the other party one month's salary.  The employment agreements restrict our ability to terminate the employment agreements under certain circumstances including if an employee has been employed for 15 years or more and is within 5 years from the legal age of retirement.

An employee may terminate his or her employment under certain circumstances including if we force the employee to work in a hostile environment or threat or deprival of safe and healthy working conditions.  Under the employment agreements, the employees have an obligation to maintain our commercial secrets.  The employment agreements contain general provisions for mediation and arbitration in the case of any dispute arising out of the employment agreements that cannot first be settled by consultation and negotiation.

We also entered into an employment agreement with Simon Zhang on January 16, 2009 in connection with his appointment as our CFO and Corporate Secretary. The Agreement provides that we will employ Mr. Zhang until we hire a permanent CFO, provided that the agreement is not terminated earlier with at least two weeks' prior written notice by either us or Mr. Zhang.  Pursuant to the terms of the Agreement, Mr. Zhang will be paid a monthly salary of RMB20,000 (approximately USD$2,930). Pursuant to the Agreement, we will reimburse Mr. Zhang for all authorized, ordinary and necessary out-of-pocket expenses reasonably incurred in connection with the performance of Mr. Zhang's services.  The Agreement also contains provisions regarding Mr. Zhang’s agreement not to disclose any of our proprietary information, trade secrets, and confidential information.  Mr. Zhang also agreed not to solicit our clients or employees both during Mr. Zhang's term of employment and for one year following Mr. Zhang's employment with us.

NIVS IntelliMedia Technology Group, Inc. 2009 Omnibus Incentive Plan

On June 23, 2009, the NIVS IntelliMedia Technology Group, Inc. 2009 Omnibus Incentive Plan (the “Plan”) was approved and adopted. As approved by our Board of Directors and shareholders, the Plan reserves a total of 4.0 million shares authorized for issuance under the Plan.

The Compensation Committee of our Board of Directors and the Board of Directors (the “Committee”) have the authority to determine, within the limits of the express provisions of the Plan, the individuals to whom awards will be granted, the nature, amount and terms of such awards and the objectives and conditions for earning such awards. The Committee may grant awards to any employee, director, consultant or other person providing services to us or our affiliates. The maximum awards that can be granted under the Plan to a single participant in any calendar year will be one million shares of common stock (whether through grants of Options or Stock Appreciation Rights or other awards of common stock or rights with respect thereto) or $1 million in the form of cash-based incentive awards.

Awards under the Plan may include incentive stock options, nonqualified stock options, stock appreciation rights, restricted shares of common stock, restricted stock units, performance share or unit awards, other stock-based awards and cash-based incentive awards.

As of December 31, 2009, no specific awards have been granted under the Plan. Also, the exact types and amounts of any future awards to be made to any eligible participants pursuant to the Plan are not presently determinable.

Director Compensation

The following table shows information regarding the compensation earned during the fiscal year ended December 31, 2009 by members of our board of directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Gengqiang Yang	10,800	-	-	-	-	-	10,800
Ruxiang Niu	10,800	-	-	-	-	-	10,800
Minghui Zhang	10,800	-	-	-	-	-	10,800
Charles Mo	10,800	-	-	-	-	-	10,800

We expect to pay the directors $11,200 for their services performed in 2010.  We generally increase our director compensation approximately 5% to 10% each year, but our Board of Directors considers numerous company and other economic factors before determining director compensation each year.

Indemnifications of Directors and Executive Officers and Limitations of Liability

Under Section 145 of the General Corporation Law of the State of Delaware, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our bylaws provide for the indemnification of our directors to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws further provide that our Board of Directors has discretion to indemnify our officers and other employees. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or executive officer in connection with that proceeding on receipt of an undertaking by or on behalf of that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under the bylaws or otherwise. We are not, however, required to advance any expenses in connection with any proceeding if a determination is reasonably and promptly made by our Board of Directors by a majority vote of a quorum of disinterested Board members that (i) the party seeking an advance acted in bad faith or deliberately breached his or her duty to us or our stockholders and (ii) as a result of such actions by the party seeking an advance, it is more likely than not that it will ultimately be determined that such party is not entitled to indemnification pursuant to the applicable sections of our bylaws.

We have been advised that in the opinion of the Securities and Exchange Commission, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We may enter into indemnification agreements with each of our directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by Delaware law, and that may provide additional procedural protection. As of the date of the Share Exchange, we have not entered into any indemnification agreements with our directors or officers, but may choose to do so in the future. Such indemnification agreements may require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;

•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; or

•	obtain directors’ and officers’ insurance.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

NIVS Holding Company Limited

NIVS Holding Company Limited (“NIVS BVI”) is our wholly-owned subsidiary and has interlocking executive and director positions with us.

Loans involving Directors, Officers, Stockholders and Affiliated Parties; Repayment

From June 2005 to November 2008, our subsidiaries entered into hundreds of loan transactions with NIVS PRC’s founder and our principal shareholder and current Chief Executive Officer and Chairman of the Board, Tianfu Li.  In these loan transactions, we would borrow funds from Mr. Li.  In addition, our subsidiaries, primarily through NIVS PRC and NIVS International (H.K.) Limited (“NIVS HK”), would lend funds to the entities that were owned and controlled by Mr. Li.  These entities controlled by Mr. Li are NIVS Investment  (SZ) Co., Ltd.; Zhongkena Technology Development; Xentsan Technology (SZ) Co., Ltd.; Korea Hyundai Light & Electric (Int'l) Holding; NIVS Information & Technology (HZ) Co., Ltd.; and Hyundai Light & Electric (HZ) Co., Ltd. (collectively, the “Related Companies”).  Our loans to related parties also include a loan to a supplier of Hyundai Light and Electric (HZ) Co. Ltd. in the amount of 38,474,900 RMB, which is equal to approximately U.S. $5.5 million. The note carried an interest rate of 1.5% per month and was guaranteed by Hyundai Light and Electric (HZ) Co Ltd.

The amount of the loans made by our subsidiaries to the Related Companies ranged in amount.  The aggregate amount loaned from our subsidiaries to the Related Companies was approximately $13 million and $10 million during the years ended December 31, 2008 and 2007, respectively.  The loan amounts owed to our subsidiaries by the Related Companies as of December 31, 2008 and 2007 were $0 and $2.2 million, respectively.  As of December 31, 2008, our subsidiaries had an aggregate outstanding loan balance due to Mr. Li of $7.8 million, which was converted into equity upon the closing of our public offering in March 2009. All of the loans to and from our subsidiaries were unsecured with no fixed repayment date.  The loans were borrowed and repaid frequently.  Normally, it was agreed that the loan amounts were to be paid back to our subsidiaries within three to six months from the date of the loan transaction.

The loans to the Related Companies were for temporary funding of each of the Related Companies’ business.  The businesses of the Related Companies are as follows:  NIVS Investment (SZ) Co., Ltd. invests in various industries, including real estate developments and electronic, internet, communication and digital manufacturing and distribution; Zhongkena Technology Development develops and distributes digital media products, electronic home appliances, and portable baby-education products; Xentsan Technology (SZ) Co., Ltd. purchases and distributes electronic products and domestic commercial products; Korea Hyundai Light & Electric (Int’l) Holding and Hyundai Light & Electric (HZ) Co., Ltd. is in the business of electronic and lighting products development and sales; and NIVS Information & Technology (HZ) Co., Ltd. designs, manufactures and sells computer appliance software and digital products.

Mr. Li owns and controls each of the Related Companies.  Mr. Li owns 90% of, and is a director of, NIVS Investment (SZ) Co., Ltd., which owns 60% of Zhongkena Technology Development, 51% of Xentsan Technology (SZ) Co., Ltd., and 95% of NIVS Information & Technology (HZ) Co., Ltd.  Mr. Li is also a director of Xentsan Technology (SZ) Co., Ltd.  Prior to July 2008, Mr. Li was the 100% owner of Korea Hyundai Light & Electric (Int’l) Holding Limited., which is the 100% owner of Hyundai Light & Electric (HZ) Co., Ltd.  He was also a director of the entities.  On July 18, 2008, Mr. Li sold his 100% ownership in Korea Hyundai Light & Electric (Int’l) Holding Limited to China Intelligent Electronic Holding Company Limited., which is now 100% owned by Ms. Jin Xiang Ying.  Ms. Jin Xiang Ying is an individual who is not related to Mr. Li or the Related Companies. After the transfer, Mr. Li is no longer a director of Korea Hyundai Light & Electric (Int’l) Holding Limited and Hyundai Light & Electric (HZ) Co., Ltd.  Mr. Li's sister, Ms. Li Xue Mei, is an executive director and general manager of Hyundai Light & Electric (HZ) Co., Ltd.

Upon the closing of the Share Exchange, we, a publicly reporting company under U.S. securities laws, gained ownership of the subsidiaries.  As a result, our subsidiaries became subject to the Sarbanes-Oxley Act of 2002, including Section 402’s prohibition against personal loans to directors and executive officers, either directly or indirectly.  Because the loans did not have a purpose directly related to the business operations of our company or our subsidiaries, we believe that the loans made and outstanding after the closing of the Share Exchange may violate Section 402 of Sarbanes-Oxley, which would subject us and our chief executive officer to possible criminal, civil or administrative sanctions, penalties, or investigations, in addition to potential private securities litigation.  It was intended that all loans from our subsidiaries to our officers and directors, whether directly or indirectly, be repaid in full prior to the closing of the Share Exchange, and no further loans were to be made to such related parties after the closing of the Share Exchange, which occurred on July 25, 2008.  In November 2008, it was discovered that the loans to the entities owned by Mr. Li continued after the closing of the Share Exchange, as more fully described in the notes to the financial statements contained in this prospectus.  We made a total of 47 loans, with a total loan amount of $3,221,915, to the Related Companies after the closing of the Share Exchange.

On November 28, 2008, we and our subsidiaries entered into a Debt Repayment and Set-Off Agreement (the “Agreement”) with Mr. Li and the Related Companies.  Pursuant to the Agreement, as it was amended on December 22, 2008, each of the Related Companies agreed to completely and immediately repay all outstanding loan amounts that it owed to us and our subsidiaries and we and our subsidiaries agreed to repay approximately $1.0 million of the debt that we and our subsidiaries owed to Mr. Li.  As inducement for the Related Companies for entering into the Agreement, we and our subsidiaries agreed to, among other things, permit the amounts owed to us by the Related Companies to be off-set by amounts that we owed to Mr. Li and acknowledge that the Related Companies no longer owed any loan amounts to us or our subsidiaries.

Immediately prior to the repayments under the Agreement, our subsidiaries had an aggregate outstanding loan amount of approximately $8.8 million owed to Mr. Li (the “Li Debt”).  On the same date, Mr. Li, through the Related Companies, had an aggregate outstanding loan amount of approximately $1.0 million owed to our subsidiaries (the “Related Companies’ Debt”), which consisted of approximately $1.0 million owed by Korea Hyundai Light & Electric (Int'l) Holding. Pursuant to the Agreement, the Related Companies’ Debt of approximately $1.0 million was repaid by set off against the Li Debt of approximately $8.8 million.  As a result of the transactions contemplated by the Agreement, the Related Companies’ Debt is no longer outstanding and neither Mr. Li nor any of the Related Companies owed us or our subsidiaries any loan amount.  Moreover, immediately after the repayments under the Agreement, our subsidiaries’ remaining debt owed to Mr. Li was approximately $7.8 million.  The parties to the Repayment Agreement also acknowledged that there were no remaining debt obligations owed to the us or our subsidiaries, either directly or indirectly, by Mr. Li, any other executive officer or director, or any related family member, of our company or subsidiaries, or any entity owned or controlled by such persons, including the Related Companies, and that no loans or similar arrangements will be made by us or our subsidiaries to such persons or entities in the future.

On December 24, 2008, we and three of our subsidiaries (NIVS BVI, NIVS HK, and NIVS PRC) entered into an agreement with Mr. Li pursuant to which the outstanding debt of $7.8 million that we owed to Mr. Li would be converted into shares of our common stock based on the closing price of our public offering that we conducted in March 2009.  According to the agreement, we issued 2,240,493 shares of our common stock to Mr. Li in March 2009 upon the closing of our public offering.  As a result of the conversion, the debt amount of $7.8 million was converted into shares of common stock at $3.50 per share, and the debt is no longer outstanding.

Assignment and Transfer of Intellectual Property Rights

The founder of NIVS PRC and our principal shareholder and current Chief Executive Officer, Tianfu Li, has legal ownership of the approximately 43 patents in China, in addition to 19 patent applications, that we rely on in the operation of our business.  In July 2008, NIVS PRC entered into an assignment and transfer agreement with Mr. Li for the transfer and assignment of these patents and patent applications to NIVS PRC, in addition to other intellectual property related to our business operations.  We and Mr. Li also intend to file appropriate transfer certificates with the Bureau of Intellectual Property in the PRC, which, after approved by the Bureau, would result in the legal transfer of the patents and patent applications to us.  Mr. Li did not receive any additional consideration for the transfer and assignment of the intellectual property rights to NIVS PRC, other than the execution of the transfer and assignment agreement being a condition to closing of the Share Exchange, as described below.

Share Exchange

On July 25, 2008, we completed the Share Exchange with NIVS BVI and the former shareholders of NIVS BVI. At the closing, NIVS BVI became our wholly-owned subsidiary and 100% of the issued and outstanding securities of NIVS BVI were exchanged for our securities. An aggregate of 27,546,667 shares of common stock were issued to these shareholders and their designees. As of the date of this prospectus, these shareholders owned approximately 74.7% of our issued and outstanding stock. Prior to the closing of the Share Exchange, our shareholders agreed to the cancellation of an aggregate of 4,756,390 shares held by them such that there were 2,340,000 shares of common stock owned by them immediately after the Share Exchange and the initial closing of the Private Placement. The Board resigned in full and appointed Tianfu Li, Wei Lin, Lu Liu, Gengqiang Yang, and Yucai Zhang to the board of directors of our company, with Tianfu Li serving as Chairman. The Board also appointed Tianfu Li as our Chief Executive Officer, Gengqiang Yang as Chief Operating Officer, Ailing Liu as Production Manager, Ling Yi as Chief Financial Officer and Corporate Secretary, Dongquan Zhang as Chief Technology Officer, and Lichun Zhang as Marketing Manager. Each of these executives and directors were executives and directors of NIVS BVI and/or its subsidiaries.  In December 2008, Wei Lin and Lu Liu resigned as directors and the Board of Directors appointed Ruxiang Niu and Minghui Zhang as directors.  In January 2009, Ling Yi resigned as Chief Financial Officer and Corporate Secretary and the Board of Directors appointed Simon Zhang as Chief Financial Officer and Corporate Secretary.  In January 2009, the Board of Directors appointed Charles Mo as a director. In April 2009, Yucai Zhang resigned as a director.

Private Placement and Underwriting Services

Richard Rappaport, one of our controlling stockholders prior to the Share Exchange, indirectly holds a 100% interest in WestPark Capital, Inc., the placement agent for the equity financing, of approximately $11.8 million conducted by us in connection with the Share Exchange.  Anthony C. Pintsopoulos, an officer, director and significant stockholder of ours prior to the Share Exchange, is the Chief Financial Officer of WestPark Capital, Inc.  In addition, Debbie Schwartzberg, one of our principal stockholders, was a note holder of WestPark Capital Financial Services, LLC, the parent company of WestPark Capital, Inc.  The note, which was repaid in full in August 2008, had entitled her to a 1.5% interest in the net profits of WestPark Capital Financial Services, LLC, one of our principal stockholders prior to the Share Exchange.  Kevin DePrimio and Jason Stern, each employees of WestPark Capital, Inc., are also our stockholders.  Richard Rappaport is the sole owner of the membership interests of WestPark Capital Financial Services, LLC.  Each of Messrs. Rappaport and Pintsopoulos resigned from all of their executive and director positions with us upon the closing of the Share Exchange.  We paid WestPark Capital, Inc. a commission equal to 6.5% of the gross proceeds from the financing, in addition to a $130,000 success fee for the Share Exchange, for an aggregate fee of $896,000.  In addition, WestPark Capital, Inc. acted as the underwriter in our public offering that we closed in March 2009.  We sold a total of 550,000 shares of common stock in the public offering at $3.50, for gross proceeds of approximately $1.9 million.  As compensation for its services, WestPark Capital received a discount and commissions of $192,500, a $57,750 non-accountable expense allowance, in addition to roadshow expenses of approximately of $10,000 and legal counsel fees (excluding blue sky fees) of $40,000.  WestPark Capital also received a five-year warrant to purchase 55,000 shares of our common stock at an exercise price of $4.20 per share.  In April 2009, WestPark Capital exercised its over-allotment option to purchase an additional of 82,500 shares of common stock. The shares were sold a price of $3.50 per share for a gross proceed of $288,750. Compensation incurred in the public offering included discounts and commissions of $28,875, an $8,663 non-accountable expense allowance, other expenses of $4,821, and legal counsel fees of $42,500.

WestPark Capital is also providing underwriting services to us in connection with this offering.

Policy for Approval of Related Party Transactions

In August 2008, we established an Audit Committee and adopted an Audit Committee Charter.  The Charter contains our policy for approval of related party transactions.  Our policy is to have our Audit Committee review and pre-approve any related party transactions and other matters pertaining to the integrity of management, including potential conflicts of interest, trading in our securities, or adherence to standards of business conduct as required by our policies.

Prior to adopting our Audit Committee Charter in August 2008, we did not have a policy with respect to approval of related party transactions.  In addition, prior to August 2008, our subsidiaries entered into related party loan transactions with NIVS PRC’s founder and our principal shareholder and current Chief Executive Officer and Chairman of the Board, Tianfu Li, and certain entities controlled by Mr. Li (the “Related Companies”).  Upon the closing of the Share Exchange, we intended for all loans from our subsidiaries to our officers and directors, whether directly or indirectly, be repaid in full prior to the closing of the Share Exchange, and no further loans were to be made to such related parties after the closing of the Share Exchange, which occurred on July 25, 2008.  In November 2008, it was discovered that the loans to the entities owned by Mr. Li continued after the closing of the Share Exchange.  On November 28, 2008, we and our subsidiaries entered into a Debt Repayment and Set-Off Agreement (the “Agreement”) with Mr. Li and the Related Companies pursuant to which each of the Related Companies agreed to completely and immediately repay all outstanding loan amounts that it owed to us and our subsidiaries.  For additional information regarding our subsidiaries’ loan transactions with Mr. Li and the Related Companies, see above at CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Loans involving Directors, Officers, Stockholders and Affiliated Parties; Repayment.

In an effort to take further measures to improve our internal controls and procedures regarding related party transactions, we adopted a formal policy for the identification, approval, processing, recording and disclosure of related party transactions.  On January 28, 2009, our Board of Directors and Audit Committee adopted the NIVS IntelliMedia Technology Group, Inc. Policy and Procedures With Respect To Related Person Transactions (the “RPT Policy”). The RPT Policy provides that enter into or ratify related party transactions only when our Board, acting through the Audit Committee or as otherwise prescribed in the RPT Policy, determines that the related party transaction in question is in, or is not inconsistent with, the best interests of our company and our stockholders.  Situations where related party transactions may be in the best interest of our company and stockholders include situations where we may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when we provide products or services to related party on an arm’s length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally.  In addition, the RPT Policy provides that our officers and directors must keep the Audit Committee informed as to his or her related persons and entities through quarterly declarations to the Committee.  A master list of such related persons was distributed to the heads of our business and financial departments in order to prevent related party transactions occurring without being properly identified and reported to the Audit Committee for evaluation.

BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or become exercisable within 60 days of the date of this prospectus are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The following table sets forth certain information with respect to beneficial ownership of our common stock based on issued and outstanding shares of common stock before and after the offering, by:

•	Each person known to be the beneficial owner of 5% or more of our outstanding common stock;

•	Each executive officer;

•	Each director; and

•	All of the executive officers and directors as a group.

The number of shares of our common stock outstanding as of the date of this prospectus, excludes up to 7,294,832 shares of our common stock (excluding an underwriters’ option to purchase an additional 1,094,224 shares to cover over-allotments) to be offered by us in a firm commitment public offering concurrently herewith.  Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable.  Unless otherwise indicated, the address of each stockholder listed in the table is c/o NIVS IntelliMedia Technology Group, Inc., NIVS Industry Park, No. 29-31, Shuikou Road, Huizhou, Guangdong, People’s Republic of China 516006.

Name and Address of Beneficial Owner	Title	Shares of Common Stock Beneficially Owned Before the Offering	Percent of Class Beneficially Owned Prior to Offering (1)	Shares of Common Stock Beneficially Owned After the Offering	Percent of Class Beneficially Owned After Offering (2)

Directors and Executive Officers
Tianfu Li	Chief Executive Officer and Chairman of the Board	14,445,160	35.5%	14,445,160	30.1%

Ruxiang Niu	Director	-	-	-	-

Minghui Zhang	Director	-	-	-	-

Gengqiang Yang	Chief Operating Officer and Director	1,220,000	3.0%	1,220,000	2.5%

Kwok Fu (“Jason”) Wong	Executive Vice President of Investor Relations	-	-	-	-

Name and Address of Beneficial Owner	Title	Shares of Common Stock Beneficially Owned Before the Offering	Percent of Class Beneficially Owned Prior to Offering (1)	Shares of Common Stock Beneficially Owned After the Offering	Percent of Class Beneficially Owned After Offering (2)
Simon Zhang	Chief Financial Officer and Corporate Secretary	-	-	-	-

Dongquan Zhang	Chief Technology Officer	-	-	-	-

Charles Mo	Director	-	-	-	-

Officers and Directors as a Group (total of 8 persons)		15,665,160	38.5%	15,665,160	32.7%
______

(1)	Based on 40,675,347 shares of common stock issued and outstanding as of April 16, 2010.

(2)
Based on 47,970,179 shares of common stock, which consists of (i) 40,675,347 shares of common stock issued and outstanding as of April 16, 2010 and (ii) 7,294,832 shares of common stock issued in the public offering (excluding the underwriters’ over-allotment option of up to 1,094,224 shares).

CHANGE IN ACCOUNTANTS

We engaged MaloneBailey, LLP (“MaloneBailey”) as our independent registered public accounting firm effective January 21, 2010. Concurrent with this appointment, we dismissed Kempisty & Company Certified Public Accountants PC (“Kempisty”), effective January 21, 2010. The decision to change our principal independent registered public accounting firm was approved by our Board of Directors.

The reports of Kempisty on our consolidated financial statements for each of the fiscal years ended December 31, 2008 and 2007 did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During our fiscal years ended December 31, 2008 and 2007, and during the subsequent period through to the date of Kempisty's dismissal, there were no disagreements between us and Kempisty, whether or not resolved, on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Kempisty, would have caused Kempisty to make reference in their reports on our audited consolidated financial statements. During the fiscal years ended December 31, 2008 and 2007, and during the subsequent period through the date of Kempisty's dismissal, there were no "reportable events" as such term is defined in Item 304(a)(1)(v) of Regulation S-K ("Reportable Event").

During the two years ended December 31, 2008, and through the date of our retention of MaloneBailey as our independent registered public accounting firm on September 11, 2009, we did not consult with MaloneBailey on matters that involved the application of accounting principles to a specified transaction, the type of audit opinion that might be rendered on our financial statements or any other matter that was either the subject of a disagreement or a Reportable Event.

We have provided Kempisty with a copy of the above statements and have requested that it furnish a letter addressed to the SEC stating whether Kempisty agrees with such statements. A copy of that letter will be filed as an exhibit to the registration statement of which this prospectus forms a part.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share, of which 40,675,347 shares are issued and outstanding as of the date of this prospectus, prior to this offering.  Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders.

Holders of our common stock:

(i)	have equal ratable rights to dividends from funds legally available therefore, if declared by our Board of Directors;

(ii)	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;

(iii)	do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions; and

(iv)	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of outstanding shares voting for the election of directors can elect all of our directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

At the date of this prospectus, the principal stockholders of NIVS BVI prior to the Share Exchange, and their designees, own approximately 75% of the outstanding shares of our common stock. Accordingly, after completion of the Share Exchange, these stockholders are in a position to control all of our affairs.

Preferred Stock

We may issue up to 10,000,000 shares of our preferred stock, par value $0.0001 per share, from time to time in one or more series. No shares of Preferred Stock have been issued.

Our Board of Directors, without further approval of our stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of shares of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and prior series of preferred stock then outstanding.

Warrants

We issued a warrant to WestPark Capital, Inc. as partial compensation for underwriting services in connection with our public offering in March 2009.  Commencing one year from the date of issuance, WestPark Capital may purchase up to 55,000 shares of common stock at an exercise price of $4.20 per share under the warrant, which has a term of five years.

In addition, we will issue a warrant to the underwriters of this public offering as partial compensation for underwriting services in connection with this offering. The Underwriters will be able to purchase up to 218,844 shares of common stock at an exercise price equal to $4.11, which is equal to 125% of this offering’s per share offering price.  The warrants will be exercisable starting one year after the effective date of the registration statement of which this prospectus forms a part and continue to be exercisable for five years after such effective date.

Market Price of Our Common Stock

The shares of our common stock commenced trading on the NYSE Amex in March 2009, prior to which there was no market for our securities.  The price of our common stock will likely fluctuate. The stock market in general has experienced extreme stock price fluctuations in the past few years. In some cases, these fluctuations have been unrelated to the operating performance of the affected companies. Many companies have experienced dramatic volatility in the market prices of their common stock. We believe that a number of factors, both within and outside our control, could cause the price of our common stock to fluctuate, perhaps substantially. Factors such as the following could have a significant adverse impact on the market price of our common stock:

•	Our financial position and results of operations;
•	Concern as to, or other evidence of, the reliability and safety of our products and services or our competitors’ products and services;
•	Our ability to obtain additional financing and, if available, the terms and conditions of the financing;
•	Announcements of innovations or new products or services by us or our competitors;
•	Federal and state regulatory actions and the impact of such requirements on our business;
•	The development of litigation against us;
•	Changes in estimates of our performance by any securities analysts;
•	The issuance of new equity securities pursuant to a future offering or acquisition;
•	Changes in interest rates;
•	Competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	Period-to-period fluctuations in our operating results;
•	Investor perceptions of us; and
•	General economic and other national conditions.

Delaware Anti-Takeover Law and Charter Bylaws Provisions

We are subject to Section 203 of the Delaware General Corporation Law.  This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to such date, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of our company, including changes a stockholder might consider favorable.  In particular, our certificate of incorporation and bylaws, as applicable, among other things, will:

•	provide our board of directors with the ability to alter our bylaws without stockholder approval;

•	provide for an advance notice procedure with regard to the nomination of candidates for election as directors and with regard to business to be brought before a meeting of stockholders; and

•	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum.

Such provisions may have the effect of discouraging a third-party from acquiring us, even if doing so would be beneficial to our stockholders.  These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company.  These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights.  We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts.  These provisions also may have the effect of preventing changes in our management.

Transfer Agent

The transfer agent and registrar for our common stock is Corporate Stock Transfer, Inc.

Listing

Our shares of common stock are traded on the NYSE Amex under the ticker symbol “NIV.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our Common Stock on the NYSE Amex in March 2009, there has been no public market for our securities in the United States.  Future sales of substantial amounts of our common stock in the public market could adversely affect market prices. Upon completion of this offering, we will have outstanding an aggregate of 47,970,179 shares of common stock, assuming no exercise of the underwriters’ over-allotment option.  All of these shares will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

All other outstanding shares not sold in this offering will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below. Certain of our shareholders became eligible to utilize Rule 144 in July 2009, which is 12 months from the date we filed our Form 10 information, as required under Rule 144. Subject to the lock-up agreements described below and the provisions of Rules 144, additional shares will be available for sale in the public market as follows:

Approximate Number of Shares Eligible for Future Sale	Date
7,294,832	After the date of this prospectus, freely tradable shares sold in this offering.

632,500	We conducted an underwritten public offering of these shares in March 2009, all of which are freely tradable.

9,731,714
These shares were registered under resale registration statements that became effective in March and April 2009 and are freely tradable by selling stockholders listed in the respective prospectuses, subject to the lock-up arrangement described below.  As of the date of this prospectus, lock up restrictions have expired on all of the shares except approximately 800,000 shares, which will be completely free from the lock up restrictions on May 7, 2010.

29,706,922
Beginning on July 30, 2009, which is twelve months after the filing of a current report on Form 8-K reporting the closing of the share exchange transaction, these shares, which were issued in connection with the share exchange transaction, may be sold under and subject to Rule 144.  However, all of the holders of these shares have agreed with WestPark Capital not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer (excluding intra-family transfers, transfers to a trust for estate planning purposes or to beneficiaries of officers, directors and shareholders upon their death), or  otherwise dispose of or enter into any transaction which may result in the disposition of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock, without the  prior written consent of WestPark Capital, until March 12, 2011.

Rule 144

In general, under Rule 144 a person, or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner, except if the prior owner was one of our affiliates, would be entitled to sell all of their shares, provided the availability of current public information about our company.

Sales under Rule 144 may also subject to manner of sale provisions and notice requirements and to the availability of current public information about our company. Any substantial sale of common stock pursuant to any resale registration statement or Rule 144 may have an adverse effect on the market price of our common stock by creating an excessive supply.

We issued 2,340,000 shares of common stock to stockholders prior to the Share Exchange, and we issued 27,546,667 shares pursuant to the Share Exchange.  All of these shares became eligible for sale under Rule 144, subject to its requirements, as of July 30, 2009, which is 12 months after the filing of a current report on Form 8-K reporting the closing of the Share Exchange.

Lock-Up Agreements and Registration

The investors in our private placement, in which we sold 6,544,047 shares of common stock, entered into a lock-up agreement pursuant to which they agreed not to sell their shares until 90 days after our common stock begins to be listed or quoted on either the New York Stock Exchange, NYSE Amex, NASDAQ Global Market, NASDAQ Capital Market or the OTC Bulletin Board, when one-twelfth of their shares will be released from the lock-up restrictions, and after which their shares will automatically be released from the lock-up restrictions every 30 days in eleven equal installments.  We agreed to, and did, file a registration statement covering the common stock sold in the Private Placement.  The registration statement was declared effective in March 2009 and, subject to the lock-up agreement, the shares are freely tradable.   An additional 3,187,667 shares of common stock, all of which have been registered for resale, are subject to the same restrictions pursuant to lock up agreements that were entered into with the stockholders who held shares of our company prior to the Share Exchange.

We agreed with WestPark Capital, Inc. that we will not, without the prior written consent of WestPark Capital, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or  otherwise dispose of or enter into any transaction which may result in the disposition of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock (excluding the exercise of certain warrants and/or options currently outstanding and exercisable) until March 12, 2011.

In addition, each of our executive officers and directors, in addition to all of the shareholders that received shares issued in the Share Exchange holding an aggregate of 27,546,667 shares of common stock, have agreed with WestPark Capital not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer (excluding intra-family transfers, transfers to a trust for estate planning purposes or to beneficiaries of officers, directors and shareholders upon their death), or  otherwise dispose of or enter into any transaction which may result in the disposition of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock, without the  prior written consent of WestPark Capital, until March 12, 2011.

We have been advised by WestPark Capital that it has no present intention and there are no agreements or understandings, explicit or tacit, relating to the early release of any locked-up shares.  WestPark Capital may, however, consent to an early release from the lock-up period if, in its opinion, the market for the common stock would not be adversely impacted by sales.   The release of any lock-up would be considered on a case-by-case basis.  Factors that WestPark Capital may consider in deciding whether to release shares from the lock-up restriction include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our securities, historical trading volumes of our securities and whether the person seeking the release is an officer, director or affiliate of us.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement dated April 19, 2010  Rodman & Renshaw, LLC (“Rodman”) and WestPark Capital, Inc. (“WestPark”  together with Rodman, the “Underwriters”), have agreed to purchase from us the number of shares of common stock set forth below at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

Underwriter	Number of Shares
Rodman & Renshaw, LLC	4,376,899

Westpark Capital, Inc.	2,917,933
Total	7,294,832

The underwriting agreement provides that the agreement may be terminated by the Underwriters at any time prior to delivery of and payment for the shares if, in the Underwriters’ judgment, payment for and delivery of the shares is rendered impracticable or inadvisable by reason of events specified in the underwriting agreement, including but not limited to the state of the financial markets and our financial condition. Subject to the foregoing, the Underwriters are committed to purchase all of the common stock being offered by us if any of such shares are purchased, other than those covered by the over-allotment option described below.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters.  Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase 1,094,424 additional shares.

Paid by Us	No Exercise	Full Exercise
Per share	$0.1974	$0.1974
Total	$1,440,000	$1,656,000

The Underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The Underwriters may offer the common stock to some dealers at that price less a concession not in excess of $0.1184 per share. Dealers may reallow a concession not in excess of $0.05 per share to some other dealers. After the shares of common stock are released for sale to the public, the Underwriters may vary the offering price and other selling terms.

We have granted to the Underwriters an option, exercisable for up to 45 days after the date of this prospectus, to purchase a number of additional shares of common stock that is equal to 15% of the shares sold in this offering, which is equal to 1,094,424 additional shares of common stock, at the public offering price set forth on the cover of this prospectus solely to cover over-allotments, if any.

Some of the Underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

The Underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer shares of common stock, as a part of the distribution of the shares. The Underwriters also have agreed that they may sell shares of common stock among themselves.

We have agreed with the Underwriters that we will not, without the prior consent of the Underwriters, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of or enter into any transaction which may result in the disposition of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock (excluding the exercise of certain warrants and/or options currently outstanding and exercisable) until March 12, 2011.

Each of our executive officers and directors, in addition to all of the stockholders that received shares issued in the Share Exchange, holding an aggregate of 27,546,667 shares of common stock, have agreed not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer (excluding intra-family transfers, transfers to a trust for estate planning purposes or to beneficiaries of officers, directors and stockholders upon their death), or otherwise dispose of or enter into any transaction which may result in the disposition of any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock, without the prior written consent, until March 12, 2011.

We have agreed to indemnify the Underwriters against some liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

We have agreed to pay the Underwriters a non-accountable expense allowance in the amount of 1% of the gross proceeds from this offering (excluding the proceeds from the underwriters’ over-allotment option), $50,000 of which was previously paid to the Underwriters as a refundable advance.  In addition, we have agreed to pay (i) the Underwriters’ road show expenses of $10,000, (ii) the fees, expenses and disbursements incurred by the Underwriters relating to background checks of the Company’s officers and directors in an amount equal to $23,000, and (iii) counsel fees (excluding blue sky fees) of $75,000.  We also granted the Underwriters a right of first refusal to conduct future private and public equity offerings for us during the six month period beginning September 25, 2009 in exchange for advisory services.

Upon the closing of this offering, we have agreed to sell to the Underwriters warrants to purchase up to 218,844 shares of our common stock, which is equal to 3% the aggregate number of shares sold in this offering, excluding the over-allotment option.  The warrants will be exercisable at a per share exercise price equal to 125% of the public offering price, subject to standard anti-dilution adjustments for stock splits and similar transactions, and will become exercisable one year after the effective date of the registration statement covered by this prospectus and expire five years from the effective date of the registration statement covered by this prospectus. The warrants and underlying shares are deemed by FINRA to be underwriting compensation in connection with this offering pursuant to FINRA Rule 5110. In addition, unless an exemption is available under FINRA Rule 5110(g)(2), these securities will be subject to lock-up restrictions under FINRA Rule 5110(g). FINRA Rule 5110(g) provides that the warrants and underlying shares shall not be sold during this offering or sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrants or underlying shares by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering.

The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to some limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

In connection with the offering, the Underwriters may make short sales of the issuer’s shares and may purchase the issuer’s shares on the open market to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. ‘Covered’ short sales are sales made in an amount not greater than the Underwriters’ ‘overallotment’ option to purchase additional shares in the offering. The Underwriters may close out any covered short position by either exercising its overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the Underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. ‘Naked’ short sales are sales in excess of the overallotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the issuer’s stock or preventing or retarding a decline in the market price of issuer’s stock. As a result, the price of the issuer’s stock may be higher than the price that might otherwise exist in the open market.

We estimate that our out of pocket expenses for this offering will be approximately $700,000.

Foreign Regulatory Restrictions on Purchase of the Common Stock

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the common stock or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the common stock may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by K&L Gates LLP, Los Angeles, California.  Stubbs Alderton & Markiles, LLP, Sherman Oaks, California is acting as counsel for the underwriters. Legal matters as to PRC law will be passed upon for us by Guangdong Laowei Law Firm. K&L Gates LLP may rely upon Guangdong Laowei Law Firm with respect to matters governed by PRC law.

EXPERTS

The (i) consolidated financial statements of NIVS IntelliMedia Technology Group, Inc. as of December 31, 2009 and for the year ended December 31, 2009 (ii) condensed parent-only balance sheet of NIVS IntelliMedia Technology Group, Inc. as of December 31, 2009, and the related condensed parent-only statements of income and cash flows for the year ended December 31, 2009 included in footnote 25 to the Consolidated Financial Statements of NIVS IntelliMedia Technology Group, Inc., each appearing in this prospectus and registration statement have been audited by MaloneBailey, LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The (i) consolidated financial statements of NIVS IntelliMedia Technology Group, Inc. as of December 31, 2008 and for the years ended December 31, 2008 and 2007,  (ii) and the condensed parent-only balance sheet of NIVS IntelliMedia Technology Group, Inc. as of December 31, 2008, and the related condensed parent-only statements of operations and cash flows for the year ended December 31, 2008 and the period January 3, 2007 (inception) to December 31, 2007 included in footnote 25 to the Consolidated Financial Statements of NIVS IntelliMedia Technology Group, Inc., each appearing in this prospectus and registration statement have been audited by Kempisty & Company Certified Public Accountants PC, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E. Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We file periodic reports under the Securities Exchange Act of 1934, including annual, quarterly and special reports, and other information with the Securities and Exchange Commission. These periodic reports and other information are available for inspection and copying at the regional offices, public reference facilities and website of the Securities and Exchange Commission referred to above.

INDEX TO FINANCIAL STATEMENTS

NIVS IntelliMedia Technology Group, Inc.
Financial Statements
(Stated in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
NIVS IntelliMedia Technology Group, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of NIVS IntelliMedia Technology Group, Inc. and Subsidiaries (“the Company”) as of December 31, 2009 and the related consolidated statements of income, change in stockholders’ equity, comprehensive income, and cash flows for the year then ended. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II for the year ended December 31, 2009. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NIVS IntelliMedia Technology Group, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/MALONEBAILEY, LLP
www.malone-bailey.com
Houston, Texas

March 24, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
NIVS IntelliMedia Technology Group, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of  NIVS IntelliMedia Technology Group, Inc. and Subsidiaries as of December 31, 2008 and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NIVS IntelliMedia Technology Group, Inc. and Subsidiaries at December 31, 2008 and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the in the United States of America.

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
NIVS IntelliMedia Technology Group, Inc. and Subsidiaries

We have audited the condensed Parent Only balance sheet of NIVS IntelliMedia Technology Group, Inc. (the “Company”) as of December 31, 2009 and the related condensed Parent Only statements of income and cash flows for the year then ended included in Footnote 25 to the Consolidated Financial Statements of NIVS IntelliMedia Technology Group, Inc. These Parent Only condensed financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the condensed Parent Only financial statements referred to above present fairly, in all material respects, the financial position of NIVS IntelliMedia Technology Group, Inc. at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the in the United States of America.

/s/MALONEBAILEY, LLP
www.malone-bailey.com
Houston, Texas

March 24, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
NIVS IntelliMedia Technology Group, Inc.

We have audited the condensed Parent Only balance sheet of NIVS IntelliMedia Technology Group, Inc. (the “Company”) as of December 31, 2008 and the related condensed Parent Only statements of income and cash flows for the years ended December 31, 2008 and the period from inception to December 31, 2007 included in Footnote 25 to the Consolidated Financial Statements of NIVS IntelliMedia Technology Group, Inc. These Parent Only condensed financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the condensed Parent Only financial statements referred to above present fairly, in all material respects, the results of NIVS IntelliMedia Technology Group, Inc.’s operations and its cash flows for the year ended December 31, 2008 and the period from inception to December 31, 2007 in conformity with accounting principles generally accepted in the in the United States of America.

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 24, 2009

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(In US Dollars)

	December 31,	December 31,
	2009	2008
Assets
Current Assets
Cash and cash equivalents	$5,916,224	$461,504
Trade receivables, net	33,228,955	20,364,356
Inventories, net	9,626,048	11,279,832
Prepaid expenses, deposit and other receivables	8,641,448	81,690
VAT refundable	869,202	1,094,090
Restricted cash	4,840,137	11,681,595
Total current assets	63,122,014	44,963,067
Property, equipment and construction in progress, net	58,409,374	56,331,487
Advances to suppliers	16,649,904	15,286,028
Intangible assets, net	2,295,244	2,343,383
Total Assets	$140,476,536	$118,923,965

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable - trade	$3,932,115	$2,020,363
Accrued liabilities and other payable	1,485,577	1,441,922
Wages payable	801,972	800,744
Corporate tax payable	1,372,117	2,744,518
Various taxes payable	494,678	470,860
Customer deposits	-	1,393,171
Short-term loans	43,987,358	35,871,715
Bank notes payable	7,712,609	18,849,201
Total current liabilities	59,786,426	63,592,494
Due to shareholder	-	7,842,780
Total Liabilities	59,786,426	71,435,274

Shareholders' Equity
NIVS IntelliMedia Technology Group, Inc.'s shareholders' equity
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2009 and December 31, 2008, respectively	-	-
Common stock, $0.0001 par value, 100,000,000 shares authorized, 40,675,347 and 36,855,714 shares issued and outstanding at December 31, 2009 and December 31, 2008, respectively	4,068	3,686
Additional paid-in capital	21,717,239	12,663,513
Accumulated other comprehensive income	3,979,941	3,960,012
Statutory reserve fund	5,722,107	3,568,869
Retained earnings (unrestricted)	47,497,211	26,193,371
Total NIVS IntelliMedia Technology Group, Inc. Shareholders' Equity	78,920,566	46,389,451
Noncontrolling interest	1,769,544	1,099,240
Total Shareholders' Equity	80,690,110	47,488,691
Total Liabilities & Shareholders' Equity	$140,476,536	$118,923,965

The accompanying notes are an integral part of these consolidated financial statements.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Income
(In US Dollars)

		For the Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Revenues	$185,197,972	$143,630,679	$77,626,516
Other Revenues	282,289	414,968	516,415
Cost of Goods Sold	(142,416,067)	(109,762,476)	(58,864,342)
Gross Profit	43,064,194	34,283,171	19,278,589

Selling Expenses	6,761,597	5,376,083	3,269,414

General and administrative
Amortization	78,665	68,788	62,175
Depreciation	331,153	337,445	327,575
Bad debts (recovery)	(2,745,003)	2,531,479	473,218
Merger cost	-	1,785,696	-
Stock-based compensation	-	765,000	-
Other general and administrative	4,850,370	3,171,458	2,548,047
Total general and administravive	2,515,185	8,659,866	3,411,015
Research and development	5,314,781	1,737,323	373,472
Total operating expenses	14,591,563	15,773,272	7,053,901
Income from operations	28,472,631	18,509,899	12,224,688

Other income (expenses)
Government grant	575,870	31,713	28,138
Write-down of inventory	-	(131,837)	(105,106)
Interest income	6	91	234,655
Interest expense	(1,566,976)	(2,208,051)	(1,791,490)
Imputed interest	-	(656,167)	(526,428)
Sundry income (expense), net	11,407	(51,714)	(111,405)
Total other income (expenses)	(979,693)	(3,015,965)	(2,271,636)

Income before noncontrolling interest and income taxes	27,492,938	15,493,934	9,953,052
Income taxes	(3,406,230)	(2,031,031)	(1,268,963)
Net income	24,086,708	13,462,903	8,684,089

Net income attributable to the noncontrolling interest	(629,630)	(429,490)	(217,569)

Net income attributable NIVS IntelliMedia Technology Group, Inc.	$23,457,078	$13,033,413	$8,466,520

Basic earnings per share - net income attributable to NIVS's common shareholders	$0.59	$0.41	$0.31

Weighted-average shares outstanding, Basic	39,858,756	31,553,197	27,546,667

Diluted earnings per share - net income attributable to NIVS's common shareholders	$0.59	$0.41	$0.31

Weighted-average shares outstanding, Diluted	39,858,756	31,967,040	27,546,667
The accompanying notes are an integral part of these consolidated financial statements.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2009, 2008 and 2007
(In US Dollars)

	NIVS IntelliMedia Technology Group, Inc. and Subsidiaries
					Accumulated
			Additional	Statutory	Other	Retained		Total
	Common Stock		Paid-in	Reserve	Comprehensive	Earnings	Due from	Stockholders'	Noncontrolling	Total
	Shares	Amount	Capital	Fund	Income	(Unrestricted)	Related Parties	Equity	Interest	Equity
Balance at December 31, 2006	27,546,667	$2,755	$229,375	$522,058	$439,688	$7,740,249	$(7,015,018)	$1,919,107	$288,654	$2,207,761
Allocation of retained earnings to statutory reserve fund	-	-	-	756,706	-	(756,706)	-	-	-	-
Capital contribution from noncontrolling interest	-	-	-	-	-	-	-	-	80,762	80,762
Imputed interest allocated	-	-	526,428	-	-	-	-	526,428	-	526,428
Foreign currency translation adjustment	-	-	-	-	1,682,924	-	-	1,682,924	33,146	1,716,070
Net income for the year	-	-	-	-	-	8,466,520	-	8,466,520	217,569	8,684,089
Due from related parties	-	-	-	-	-	-	4,801,648	4,801,648	-	4,801,648
Balance at December 31, 2007	27,546,667	2,755	755,803	1,278,764	2,122,612	15,450,063	(2,213,370)	17,396,627	620,131	18,016,758
Retain of 2,340,000 shares by original SRKP 19, Inc. stockholders prior to reverse merger	2,340,000	234	(234)	-	-	-	-	-	-	-
Issuance of 6,544,047 shares at $1.80 in private placement occurred in July, 2008	6,544,047	654	11,778,631	-	-	-	-	11,779,285	-	11,779,285
Financing cost related to private placement	-	-	(1,291,811)	-	-	-	-	(1,291,811)	-	(1,291,811)
Issuance of 425,000 shares at $1.80 to IR company as part of service fee	425,000	43	764,957	-	-	-	-	765,000	-	765,000
Allocation of retained earnings to statutory reserve fund	-	-	-	2,290,105	-	(2,290,105)	-	-	-	-
Capital injection from noncontrolling interest	-	-	-	-	-	-	-	-	22,032	22,032
Imputed interest allocated	-	-	656,167	-	-	-	-	656,167	-	656,167
Foreign currency translation adjustment	-	-	-	-	1,837,400	-	-	1,837,400	27,587	1,864,987
Net income for the year	-	-	-	-	-	13,033,413	-	13,033,413	429,490	13,462,903
Comprehensive Income	-	-	-	-	-	-	-	-	-	-
Due from related parties	-	-	-	-	-	-	2,213,370	2,213,370	-	2,213,370
Balance at December 31, 2008	36,855,714	3,686	12,663,513	3,568,869	3,960,012	26,193,371	-	46,389,451	1,099,240	47,488,691
Allocation of retained earnings to statutory reserve fund	-	-	-	2,153,238	-	(2,153,238)	-	-	-	-
Sales of 550,000 shares at $3.50 in IPO, net of issuance cost of $916,509	550,000	55	1,008,436	-	-	-	-	1,008,491	-	1,008,491
Issuance of 2,240,493 shares at $3.50 in exchange for "Li Debt"	2,240,493	224	7,841,502	-	-	-	-	7,841,726	-	7,841,726
Issuance of 946,640 shares upon cashless exercise of 946,667 warrants at $4.12 per share	946,640	95	(95)	-	-	-	-	-	-	-
Issuance of 82,500 shares at $3.50, net of issuance cost of $84,859	82,500	8	203,883					203,891	-	203,891
Capital contributed from noncontrolling interest	-	-	-	-	-	-	-	-	13,746	13,746
Foreign currency translation adjustment	-	-		-	19,929	-	-	19,929	26,928	46,857
Net income for the year	-	-	-	-	-	23,457,078	-	23,457,078	629,630	24,086,708
Balance at December 31, 2009	40,675,347	$4,068	$21,717,239	$5,722,107	$3,979,941	$47,497,211	$-	$78,920,566	$1,769,544	$80,690,110

The accompanying notes are an integral part of these consolidated financial statements.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2009, 2008 and 2007
(In US Dollars)

		For the Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Net income	$24,086,708	$13,462,903	$8,684,089

Other comprehensive income, net of tax:
Unrealized gain (loss) on foreign currency translation, net of tax	46,857	1,864,987	1,716,070
Comprehensive income	24,133,565	15,327,890	10,400,159

Comprehensive income attributable to the noncontrolling interest	(656,558)	(457,077)	(250,715)

Comprehensive income attributable to NIVS's common shareholders	$23,477,007	$14,870,813	$10,149,444

The accompanying notes are an integral part of these consolidated financial statements.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In US Dollars)

	For the Year Ended December 31,
	2009	2008	2007

Cash Flows From Operating Activities

Net income	$24,086,708	$13,462,903	$8,684,089
Adjustments to reconcile net income to net cash provided by operating activities:

Imputed interest	-	656,167	526,428
Bad debt expense (recovery)	(2,745,003)	2,531,479	473,218
Depreciation expense	5,850,550	4,887,386	1,169,319
Amortization expense	78,665	68,788	62,175
Stock-based compensation	-	765,000	-
Write-down of inventory	-	131,837	105,106
Changes in operating assets and liabilities:
Trade receivables	(10,117,126)	(18,385,002)	(4,838,184)
Advances to suppliers	350,934	1,318,827	(13,640,207)
Prepaid expenses and deposits	-	(63,105)	38,265
Inventories, net	1,655,152	6,067,538	(15,908,385)
VAT refundable	225,021	(1,094,090)	-
Accounts payable, accrued liabilities and customer deposits	561,647	(12,650,271)	12,402,518
Various taxes payable	23,761	283,149	(315,905)
Wages payable	1,131	192,522	436,329
Corporate tax payable	(1,372,734)	1,018,753	1,092,944
Net cash provided by (used in) operating activities	18,598,706	(808,119)	(9,712,290)

Cash Flows From Investing Activities
Restricted cash	6,842,875	(9,698,348)	(276,104)
Deposits for Dongri Acquisition	(8,559,748)	-	-
Purchases of property, plant and equipment	(5,232,911)	(15,326,949)	(15,297,640)
Payments made for construction in progress	(4,405,199)	(1,480,627)	-
Purchases of intangible assets	(31,605)	(28,830)	-
Due from related parties	-	2,213,370	4,801,648
Short-term investment, marketable securities	-	-	(650)
Net cash used in investing activities	(11,386,588)	(24,321,384)	(10,772,746)

Cash Flows From Financing Activities
Net borrowing from bank loans payable	8,111,292	3,230,239	15,985,886
Net borrowing (repayment) in bank notes payable	(11,138,878)	12,744,638	(145,438)
Capital lease payable	-	-	(61,669)
Net proceeds of share issuances	1,212,382	10,487,474	-
Due to shareholder	-	(3,165,990)	4,916,614
Net cash provided by (used in) financing activities	(1,815,204)	23,296,361	20,695,393
Effect of exchange rate changes on cash	57,806	855,995	668,904
Net increase in cash and cash equivalents	5,454,720	(977,147)	879,261

Cash and cash equivalents, beginning of period	461,504	1,438,651	559,390
Cash and cash equivalents, end of period	$5,916,224	$461,504	$1,438,651

Supplemental disclosure information::
Interest expense paid	$1,706,762	$2,208,051	$1,791,490
Income taxes paid	$4,773,839	$2,031,031	$1,268,963

Non cash investing and financing activities:
Exchange of investment for equipment	$-	$-	$12,824,623
Conversion of Li debt to common stock	$7,841,726	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND ORGANIZATION

NIVS IntelliMedia Technology Group, Inc. (“NIVS USA”) was incorporated in the State of Delaware on December 7, 2006. NIVS USA was originally organized as a “blank check” shell company to investigate and acquire a target company or business seeking the perceived advantages of being a publicly held corporation. On July 25, 2008, NIVS USA (i) closed a share exchange transaction pursuant to which it became the 100% parent of Niveous Holding Company Limited (“Niveous”) (ii) assumed the operations of Niveous and its subsidiaries, and (iii) changed its name from SRKP 19, Inc. to NIVS IntelliMedia Technology Group, Inc.

Because the shares issued by the NIVS USA to the shareholders of Niveous and their designees in the aforementioned transaction represented a controlling interest, the transaction has been accounted for as a recapitalization or reverse merger with Niveous being considered the accounting acquirer. The accompanying consolidated financial statements have been restated on a retroactive basis to present the capital structure of Niveous as though it was the reporting entity.

Niveous was incorporated in British Virgin Islands (BVI) on October 31, 2003.  As at December 31, 2009, Niveous had 50,000 capital shares authorized with $1.00 par value and 10,000 shares issued and outstanding.

In April, 2004, Niveous acquired 97.5% of ownership of NIVS (HZ) Audio & Video Tech Company Limited (“NIVS PRC”) from its original shareholders.  NIVS PRC is the main operating company located in Huizhou, PRC.  It engages in research, development, production, marketing and sales of audio & video electronic equipment for the domestic and international markets.

In April, 2005, Niveous acquired 100% of ownership of NIVS International (H.K.) Limited (“NIVS HK”) under an ownership transfer agreement.  NIVS HK is a holding company incorporated in November 2004 in Hong Kong, PRC with the original sole shareholder Mr. Li Tianfu.  Pursuant to the ownership transfer agreement, Niveous agreed to pay Mr. Li Tianfu 1 million HKD for the ownership transfer.

In February 2006, NIVS PRC established a branch company NIVS (HZ) Audio & Video Tech Company Limited Shenzhen Branch (“NIVS Shenzhen”) located in Shenzhen, PRC. NIVS Shenzhen is currently performing sales and marketing for the Company’s products.

In November 2007, Niveous entered an ownership transfer agreement to transfer its whole ownership of NIVS PRC to NIVS HK.  After the restructuring, NIVS PRC became a subsidiary of NIVS HK.

In June 2008, NIVS HK entered an ownership transfer agreement to transfer its whole ownership of NIVS PRC to Niveous.  Pursuant to the agreement, Niveous agreed to pay NIVS HK 50M HKD within three months. After the restructuring, NIVS PRC became a subsidiary of Niveous.  As a result, Niveous and Mr. Li Tianfu hold 97.5% and 2.5% of total interests of NIVS PRC, respectively.

In June 2008, Niveous entered into entered into a share exchange agreement with SRKP 19, Inc., a Delaware corporation, and all of the shareholders of Niveous. Pursuant to the share exchange agreement, as it was amended (the “Exchange Agreement”), SRKP 19 agreed to issue an aggregate of 27,546,667 shares of its common stock in exchange for all of the issued and outstanding securities of Niveous (the “Share Exchange”). The Share Exchange closed in July 2008. Upon the closing of the Share Exchange on July 25, 2008, SRKP 19 issued an aggregate of 27,546,667 shares of its common stock to the shareholders of Niveous and their designees in exchange for all of the issued and outstanding securities of Niveous. Immediately after the closing of the Share Exchange, SRKP 19 changed its corporate name from “SRKP 19, Inc.” to “NIVS IntelliMedia Technology Group, Inc.” For accounting purposes, the Share Exchange was treated as a reverse acquisition.

Prior to the closing of the Share Exchange, the NIVS USA’s shareholders canceled an aggregate of 4,756,390 shares held by them such that there were 2,340,000 shares of common stock outstanding immediately prior to the Share Exchange. The shareholders also canceled an aggregate of 6,149,723 warrants such that the shareholders held an aggregate of 946,667 warrants immediately after the Share Exchange.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND ORGANIZATION (continued)

Concurrently with the close of the Share Exchange, NIVS USA conducted an initial closing of a private placement transaction pursuant to which NIVS USA sold an aggregate of 5,239,460 shares of common stock at $1.80 per share, for gross proceeds of approximately $9.4 million. On August 12, 2008, NIVS USA conducted the second and final closing of the private placement pursuant to which NIVS USA sold an aggregate of 1,304,587 shares of common stock at $1.80 per share, for gross proceeds of approximately $2.3 million. Accordingly, NIVS USA sold a total of 6,544,047 shares of common stock in the private placement for aggregate gross proceeds of $11.8 million.  WestPark Capital, Inc., the placement agent for the Private Placement, was paid a commission equal to 6.5% of the gross proceeds from the financing, in addition to a $130,000 success fee for the Share Exchange, for an aggregate fee of approximately $896,000. NIVS USA filed a registration statement covering the common stock sold in the Private Placement within 30 days of the closing of the Share that was declared effective by the Securities and Exchange Commission ("SEC") in March 2009.

On December 24, 2008, NIVS USA entered into an agreement with Mr. Li pursuant to which the outstanding debt that the Company owed to Mr. Li would be converted into shares of NIVS USA common stock.  According to the agreement, the shares would be issued upon the closing of its public offering.  The public offering closed on March 18, 2009 and NIVS USA issued 2,240,493 shares of common stock to Mr. Li, which is equal to the debt amount of approximately $7.8 million divided by the offering price of public offering, which was $3.50 per share.  As a result of the conversion of the debt into equity, the debt is no longer outstanding, and NIVS USA and its subsidiaries do not have any outstanding debt owed to Mr. Li.  As a result of the shares issued in the debt conversion, the number of shares that Mr. Li beneficially owns increased from 12,204,667 shares to 14,445,160 shares.

In March 2009, NIVS USA completed a public offering consisting of 550,000 shares of common stock. WestPark Capital, Inc. acted as underwriter in the public offering.  Shares of common stock were sold to the public at a price of $3.50 per share, for gross proceeds of approximately $1.9 million.  Compensation for WestPark Capital’s services included discounts and commissions of $192,500, a $57,750 non-accountable expense allowance, roadshow expenses of approximately of $10,000, and legal counsel fees (excluding blue sky fees) of $40,000.  WestPark Capital also received a warrant to purchase 55,000 shares of common stock at an exercise price of $4.20 per share.  The warrant, which has a term of five years, is not exercisable until at least one-year from the date of issuance.   The warrant also carries registration rights.

In April 2009, the underwriter to the Company’s public offering that closed in March 2009 exercised its over-allotment option to purchase an additional of 82,500 shares of common stock (the “Shares”). The Shares were sold to the underwriter at a price of $3.50 per share for gross proceeds of $288,750.  Compensation incurred in the public offering included discounts and commissions of $28,875, an $8,663 non-accountable expense allowance, other expenses of $4,821, and legal counsel fees of $42,500.

NIVS USA and its subsidiaries – Niveous, NIVS HK, NIVS PRC and NIVS Shenzhen shall be collectively referred throughout as the “Company”.

To summarize the paragraphs above, the organization and ownership structure of the Company is currently as follows:

To summarize the paragraphs above, the organization and ownership structure of the Company is as follows:

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation

The accompanying consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America.

In the opinion of the management, the consolidated financial statements reflect all adjustments (which include normal recurring adjustments) necessary to present fairly the financial position of the Company as of December 31, 2009 and 2008, and the results of operations and cash flows for the years ended December 31, 2009, 2008 and 2007.

b.	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant inter-company transactions have been eliminated in consolidation.

c.	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

d.	Reclassifications

Certain amounts in the consolidated financial statements for the prior years have been reclassified to confirm to the presentation of the current year for the comparative purposes.

e.	Fair values of financial instruments

The Company adopted ASC 820 “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available.  The three levels are defined as follow:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value.

As of the balance sheet date, the estimated fair values of the financial instruments were not materially different from their carrying values as presented due to the short maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective period-ends. Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates the hierarchy disclosures each quarter.

f.	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks and liquid investments with an original maturity of three months or less.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Restricted cash

The restricted cash are recorded as an asset when the Company deposits cash in the bank as collateral for bank loans, separately from cash and cash equivalents.

The Company reclassified the increase/decrease of the restricted cash for all periods presented from “Cash flows from operating activities” to “Cash flows from investing activities” on the Company’s Consolidated Statements of Cash Flows.  The reclassification has no impact on the Consolidated Statements of Income for the periods or the Consolidated Balance Sheets for the periods presented.

h.	Trade receivables

Trade receivables are recognized and carried at original invoiced amount less an allowance for uncollectible accounts, as needed.

The allowance for loan losses on trade receivables reflects management’s best estimate of probable losses determined principally on the basis of historical experience. The allowance for losses is determined primarily on the basis of management’s best estimate of probable losses, including specific allowances for known troubled accounts. All accounts or portions thereof deemed to be uncollectible or to require an excessive collection cost are written off to the allowance for losses. When facts subsequently become available to indicate that the amount provided as the allowance was incorrect, an adjustment which classified as a change in estimate is made.

i.	Inventories

Inventories are stated at the lower of cost, as determined on a weighted average basis, or market. Costs of inventories include purchase and related costs incurred in bringing the products to their present location and condition. Market value is determined by reference to selling prices after the balance sheet date or to management’s estimates based on prevailing market conditions. The management writes down the inventories to market value if it is below cost. The management also regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine if valuation allowance is required.

j.	Property and equipment

Property and equipment are initially recognized and recorded at cost. Gains or losses on disposals are reflected as gain or loss in the period of disposal. The cost of improvements that extend the life of plant and equipment are capitalized. These capitalized costs may include structural improvements, equipment and fixtures. All ordinary repairs and maintenance costs are expensed as incurred.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets:

Building	45 years
Molds	8 years
Machinery and Equipment	10 years
Electronic Equipment	5 years
Leasehold Improvements	5 years
Office and Other Equipment	5 years
Automobiles	5 years

k.	Intangible assets

The Company’s intangible assets are stated at cost less accumulated amortization and are comprised of land-use rights, computer software licenses and trademarks.  Land-use rights are related to land the Company occupies in Guangdong Province, PRC and are being amortized on a straight-line basis over a period of 40 years. Computer software licenses are being amortized on a straight-line basis over a period of 10 years. All trademarks are being amortized on a straight-line basis over their lives.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.	Impairment of long-lived assets

The Company accounts for impairment of plant and equipment and amortizable intangible assets in accordance with ASC 360, “Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of”, which requires the Company to evaluate a long-lived asset for recoverability when there is event or circumstance that indicate the carrying value of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset or asset group is not recoverable (when carrying amount exceeds the gross, undiscounted cash flows from use and disposition) and is measured as the excess of the carrying amount over the asset’s (or asset group’s) fair value.

m.	Income taxes

The Company accounts for income taxes in accordance with the accounting standard which requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

The Company adopted the accounting standard for uncertainty in income taxes which prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction).

n.	Comprehensive income

The Company reports comprehensive income, its components, and accumulated balances in its financial statements. Accumulated other comprehensive income represents the accumulated balance of foreign currency translation adjustments. No other items of comprehensive income are present.

o.	Foreign currency translation

The functional currency of Niveous and NIVS HK is Hong Kong Dollar (“HKD”). The Company maintains its financial statements using the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods.

The functional currency of NIVS PRC and NIVS Shenzhen is the Renminbi (“RMB”), the PRC’s currency. These two companies maintain their financial statements using their own functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods.

For financial reporting purposes, the financial statements of Niveous and NIVS HK, which are prepared in HKD, are translated into the Company’s reporting currency, United States Dollars (“USD”); the financial statements of NIVS PRC and NIVS Shenzhen, which are prepared in RMB, are translated into the Company’s reporting currency, USD. Balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using the average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in stockholder’s equity.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Foreign currency translation (continued)

The exchange rates used for foreign currency translation were as follows (USD$1 = RMB):

Period Covered	Balance Sheet Date Rates	Average Rates
Year ended December 31, 2007	7.29410	7.59474
Year ended December 31, 2008	6.81710	6.93722
Year ended December 31, 2009	6.81720	6.84088

The exchange rates used for foreign currency translation were as follows (USD$1 = HKD):

Period Covered	Balance Sheet Date Rates	Average Rates
Year ended December 31, 2007	7.80214	7.80153
Year ended December 31, 2008	7.74960	7.78634
Year ended December 31, 2009	7.75477	7.75218

p.	Revenue recognition

The Company generates revenues from the sales of audio and video electronic products and subcontracting activities. Sales are recognized when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured. Sales are presented net of value added tax (VAT). No return allowance is made as products returns are insignificant based on historical experience.

q.	Research and development costs

Research and development costs are expensed to operations as incurred. The Company spent $5,314,781, $1,737,323 and $373,472, on direct research and development (“R&D”) efforts in the years ended December 31, 2009, 2008 and 2007, respectively.

r.	Advertising

The Company expenses advertising costs as incurred. Advertising is included in selling expenses for financial reporting. The Company incurred advertising costs of $3,853,206, $129,043 and $490,234 for the years ended December 31, 2009, 2008 and 2007, respectively.

s.	Government grants

Grants from the PRC government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants are recognized as other income or gains in the period received and as assets, decreases of liabilities, or expenses depending on the form of the grants received. During the years ended December 31, 2009, 2008 and 2007, the Company received from the PRC government $575,870, $31,713 and $28,138, respectively.

t.	Related parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.	Recently issued accounting pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued a standard that established the FASB Accounting Standards Codification (ASC) and amended the hierarchy of generally accepted accounting principles (ASC) and amended the hierarchy of generally accepted accounting principles (GAAP) such that the ASC became the single source of authoritative nongovernmental U.S. GAAP. The ASC did not change current U.S. GAAP, but was intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (ASUs). The Company adopted the ASC on July 1, 2009. This standard did not have an impact on the Company’s consolidated results of operations or financial condition. However, throughout the notes to the consolidated financial statements references that were previously made to various former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

In December 2007, the FASB issued a new standard which established the accounting for and reporting of noncontrolling interests (NCIs) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability (as was previously the case); that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. This standard also required changes to certain presentation and disclosure requirements. The Company adopted the standard beginning January 1, 2009. The provisions of the standard were applied to all NCIs prospectively, except for the presentation and disclosure requirements, which were applied retrospectively to all periods presented. As a result, upon adoption, the Company retroactively reclassified the “Minority interest in subsidiaries” balance previously included in the “Other liabilities” section of the consolidated balance sheet to a new component of equity with respect to NCIs in consolidated subsidiaries. The adoption also impacted certain captions previously used on the consolidated statement of income, largely identifying net income including NCI and net income attributable to the Company.  The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In June 2009, the FASB issued a new standard regarding the accounting for transfers of financial assets amending the existing guidance on transfers of financial assets to, among other things, eliminate the qualifying special-purpose entity concept, include a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarify and change the derecognition criteria for a transfer to be accounted for as a sale, and require significant additional disclosure. The standard is effective for new transfers of financial assets beginning January 1, 2010. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In June 2009, the FASB issued an accounting standard that revised the consolidation guidance for variable-interest entities. The modifications include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity, and changes to when it is necessary to reassess who should consolidate a variable-interest entity. The standard is effective January 1, 2010. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value, which provides additional guidance on how companies should measure liabilities at fair value under ASC 820. The ASU clarifies that the quoted price for an identical liability should be used. However, if such information is not available, a entity may use, the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach). The ASU also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer and indicates circumstances in which quoted prices for an identical liability or quoted price for an identical liability traded as an asset may be considered level 1 fair value measurements.  The ASU is effective October 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.	Recently issued accounting pronouncements (continued)

In September 2009, the FASB issued ASU No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), that amends ASC 820 to provide guidance on measuring the fair value of certain alternative investments such as hedge funds, private equity funds and venture capital funds. The ASU indicates that, under certain circumstance, the fair value of such investments may be determined using net asset value (NAV) as a practical expedient, unless it is probable the investment will be sold at something other than NAV. In those situations, the practical expedient cannot be used and disclosure of the remaining actions necessary to complete the sale is required. The ASU also requires additional disclosures of the attributes of all investments within the scope of the new guidance, regardless of whether an entity used the practical expedient to measure the fair value of any of its investments. This ASU is effective October 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force, that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements. As a result of these amendments, multiple-deliverable revenue arrangements will be separated in more circumstances than under existing U.S. GAAP. The ASU does this by establishing a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. A vendor will be required to determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis. This ASU also eliminates the residual method of allocation and will require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the overall arrangement proportionally to each deliverable based on its relative selling price. Expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance are also required under the ASU. The ASU does not apply to arrangements for which industry specific allocation and measurement guidance exists, such as long-term construction contracts and software transactions.  The ASU is effective beginning January 1, 2011. The Company is currently evaluating the impact of this standard on the Company’s consolidated results of operations and financial condition.

In October 2009, the FASB issued ASU No. 2009-14, Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force, that reduces the types of transactions that fall within the current scope of software revenue recognition guidance. Existing software revenue recognition guidance requires that its provisions be applied to an entire arrangement when the sale of any products or services containing or utilizing software when the software is considered more than incidental to the product or service. As a result of the amendments included in ASU No. 2009-14, many tangible products and services that rely on software will be accounted for under the multiple-element arrangements revenue recognition guidance rather than under the software revenue recognition guidance. Under the ASU, the following components would be excluded from the scope of software revenue recognition guidance:  the tangible element of the product, software products bundled with tangible products where the software components and non-software components function together to deliver the product’s essential functionality, and undelivered components that relate to software that is essential to the tangible product’s functionality. The ASU also provides guidance on how to allocate transaction consideration when an arrangement contains both deliverables within the scope of software revenue guidance (software deliverables) and deliverables not within the scope of that guidance (non-software deliverables). The ASU is effective beginning January 1, 2011. The Company is currently evaluating the impact of this standard on the Company’s consolidated results of operations and financial condition.

In January 2010, the FASB issued ASU No. 2010-6, Improving Disclosures About Fair Value Measurements, that amends existing disclosure requirements under ASC 820 by adding required disclosures about items transferring into and out of levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This ASU is effective for the first quarter of 2010, except for the requirement to provide level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. Since this standard impacts disclosure requirements only, its adoption will not have a material impact on the Company’s consolidated results of operations or financial condition.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – TRADE RECEIVABLES, NET

Trade receivables consists of the following:

	December 31,	December 31,
	2009	2008
Trade receivables	$33,861,964	$23,742,433
Allowance for doubtful accounts	(633,009)	(3,378,077)
Trade receivables, net	$33,228,955	$20,364,356

The change in the allowance for doubtful accounts for the years ended December 31, 2009 and 2008 is as follows:

	December 31,	December 31,
	2009	2008
Beginning balance	$(3,378,077)	$(728,265)
Provision during the period	-	(2,531,479)
Reversal during the period	2,745,003	-
Exchange rate effect	65	(118,333)
Ending balance	$(633,009)	$(3,378,077)

NOTE 4 – ADVANCES TO SUPPLIERS

In accordance with the contracts with the Company’s suppliers, cash is advanced for material and equipment purchases. The delivery term is usually 30 days. In the event of a breach of contract, the Company has the following rights and penalty protection: The Company has the right to get back the deposit and charge double interest on the deposit according to the interest rate during the same period in which the contract was breached. The Company owns the raw material and equipment acquired from the suppliers under the agreements. The Company has the legal right to take possession of it. The Company did not have any contract breaches for the years ended December 31, 2009, 2008 and 2007.

For the year ended December 31, 2009, one supplier accounted for 59% of the advances to suppliers. Total purchases from this supplier in 2009 accounted for approximately 14% of total purchases.

For the year ended December 31, 2008, four suppliers accounted for more than 10% of the advances to suppliers and each accounted approximately 24%, 24%, 19% and 12%, respectively. Total purchases of each supplier in 2008 accounted for approximately, 19%, 0%, 0% and 6%, respectively. Those two suppliers with zero purchases in 2008 were the main suppliers of raw materials related with the Company’s IPTV products. The Company made cash advances in November 2008 and December 2008 and raw materials were shipped in February 2009.

For the year ended December 31, 2007, two suppliers accounted for more than 10% of the advances to suppliers and each accounted approximately 45% and 19%, respectively. Total purchases of each supplier in 2007 accounted for approximately 6% and 13%, respectively.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - INVENTORIES, NET

Inventories include raw material and finished goods. Finished goods contain direct material, direct labor and manufacturing overhead. Inventory as of December 31, 2009 and 2008 consisted of the following:

	December 31,	December 31,
	2009	2008
Raw material	$6,413,707	$10,692,030
Finished goods	3,453,235	828,700
Reserve for obsolete inventory	(240,894)	(240,898)
Inventory, net	$9,626,048	$11,279,832

The change in the reserve for obsolete inventory for the years ended December 31, 2009 and 2008 is as follows:

	December 31,	December 31,
	2009	2008
Beginning balance	$(240,898)	(105,391)
Provision/(Reversal) during the period	-	(131,837)
Foreign exchange adjustment	4	(3,670)
Ending balance	$(240,894)	(240,898)

NOTE 6 - PROPERTY, EQUIPMENT AND CONSTRUCTION IN PROGRESS, NET

Property and equipment consisted of the following as of December 31, 2009 and 2008:

	December 31,	December 31,
	2009	2008
Building	$16,656,528	$16,656,779
Molds	33,874,681	28,712,602
Machinery and Equipments	16,197,884	14,452,170
Electronic, office and other equipments	2,163,727	4,102,610
Automobiles	1,281,547	1,215,387
Construction in progress	4,420,501	1,506,717
Accumulated Depreciation	(16,185,494)	(10,314,778)
Property and equipments, net	$58,409,374	$56,331,487

Construction in progress

On October 26, 2009, the Company started the construction on Phase II of its factory in Huizhou (“Phase II”), which will include a new manufacturing facility and dormitory. Phase II's manufacturing facility, adjacent to Phase I, will span approximately 36,000 square meters and will be dedicated to designing and making super thin LEDTVs, HD LCDTVs and 3G cell phones under the NIVS brand name and intended for distribution in China's domestic market. The expected production capacity will be 2 million TV sets and 1.5 million phones per year. The estimate completion date is April 30, 2010 for the manufacturing facility and June 30, 2010 for the dormitory. The total budget of the construction is RMB 53,500,000 (approximately $7,847,380).

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - PROPERTY, EQUIPMENT AND CONSTRUCTION IN PROGRESS, NET (CONTINUED)

The depreciation expenses for the years ended December 31, 2009, 2008 and 2007, respectively, as follows:

	December 31,
	2009	2008	2007
Cost of sales	$5,252,546	$4,418,823	$681,653
Selling expenses	266,851	131,118	160,091
General and administrative expenses	331,153	337,445	327,575
Total	$5,850,550	$4,887,386	$1,169,319

NOTE 7 - INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of:

	December 31,	December 31,
	2009	2008
Land use rights	$2,757,728	$2,757,770
Computer software use rights	4,824	4,824
Trade mark	61,052	29,338
Accumulated amortization	(528,360)	(448,549)
Intangible assets, net	$2,295,244	$2,343,383

The amortization expenses for the years ended December 31, 2009, 2008 and 2007 are $78,665, $68,788 and $62,175, respectively.

NOTE 8 - CUSTOMER DEPOSITS

Prior to December 31, 2008, the Company required its customers to pay 30% deposit of the total amount for each order. The customer deposits are recorded as a liability when the Company receives it and will be recognized as revenue after the total amount is paid off upon the delivery of the products. In the agreement, the Company specifies the delivery date (usually 30 days after the order is placed) and the liability for breach of the contract. If the Company cannot fulfill its supply to its customers according to the contract, the customers have the right to get back their deposit. If the products do not meet the quality standard or need to be reworked, the Company is responsible for the rework and certain expenses. The Company may compensate its customers for their loss if the customers rework or repack by themselves. If the customers do not pay the balance according to the contract, the Company will charge them 0.5% of the balance amount each day at the second week after the due date. But the total breach amount should not be over 20% of the total amount of the contract. For the years ended December 31, 2009, 2008 and 2007, the Company has had no costs related to a contract breach or product quality issue.

As of December 31, 2008, the Company had $1,393,171 customer deposits recorded on its book. Two customers accounted for more than 10% of the customer deposits and each accounted approximately 26% and 12%, respectively. There are no customer deposits outstanding as of December 31, 2009.

For the year ended December 31, 2007, three customers each accounted for approximately 10% of the customer deposit. Only one customer accounted for approximately 5% of total sales, and other two customers accounted for less than 1%.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SHORT TERM LOANS

Short term loans consisted of the following as of:

	December 31,	December 31,
	2009	2008
Construction Bank	$18,983,613	$19,495,158
Defutai Bank	2,503,667	2,175,207
Nanyian Bank	5,594,085	6,683,487
Minsheng Bank	4,994,944	-
Shenzhen Development Bank	7,510,415	5,757,583
Pufa Bank	4,400,634	1,760,280
	$43,987,358	$35,871,715

The above outstanding short term loans are used primarily for general working capital purposes. Recurring bank loans carry annual interest rates of 3.27%~5.84% with maturity dates ranging from 30 days to one year.  These loans are either non-secured or secured by the Company’s accounts receivable, equipment, building and land-use rights, except Minsheng Bank.

The annual interest rates are shown as follows:

	2009	2008
Construction Bank	3.58%	6.84%
Defutai Bank	4.83%	4.92%
Agricultural Bank	-	7.20%
Nanyian Bank	3.27%	6.84%
Minsheng Bank	3.93%	-
Shenzhen Development Bank	5.35%	6.48%
Pufa Bank	5.84%	5.08%

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - RESTRICTED CASH AND BANK NOTES PAYABLE

Bank notes payable consisted of the following:

	December 31,	December 31,
	2009	2008
Construction Bank,	$3,816,816	$8,512,596
Shenzhen Development Bank	733,439	10,336,605
Shanghai Pufa Bank	3,162,354	-
	$7,712,609	$18,849,201

The bank notes have no interest bearing. Additionally, the banks charge 0.05 percent fee on the amounts borrowed by the Company.  All bank notes payable are secured by the Company’s assets.

The terms of the bank notes payable and some short term loans require the Company to maintain a deposit at the bank to secure the notes as follows:

	December 31,	December 31,
	2009	2008
Shanghai Pufa Bank	$3,162,354	$-
Nanyang Bank	203,436	-
Defutai Bank	501,063	-
China Minsheng Bank	8,675	-
Shenzhen Pingan Bank	-	4,765
Shenzhen Development Bank	-	9,923,397
Construction Bank	964,609	1,753,433
	$4,840,137	$11,681,595

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - DUE TO SHAREHOLDER

Due to shareholder consists of the following:

	December 31,	December 31,
	2009	2008
Due to Mr. Li Tianfu	$-	$7,842,780

The above amounts are due to Mr. Li Tianfu. These amounts are non-secured, no interest bearing, and are considered to be long-term with no fixed repayment date. The imputed interests are assessed as an expense to the business operation and an addition to the paid-in capital. The calculation is performed quarterly by annual rate in the range of 5.22 ~ 6.57% with the reference to the average three months loan rate. The imputed interests are as follows:

	December 31,
	2009	2008	2007
Imputed interests	$-	$656,167	$526,428

On November 28, 2008, the Company and its subsidiaries entered into a Debt Repayment and Set-Off Agreement (the “Repayment Agreement”) with Mr. Li and each of NIVS Investment (SZ) Co., Ltd.; Zhongkena Technology Development; Xentsan Technology (SZ) Co., Ltd.; Korea Hyundai Light & Electric (Int'l) Holding; NIVS Information & Technology (HZ) Co., Ltd.; and Hyundai Light & Electric (HZ) Co., Ltd. (collectively, the “Related Companies”).  Pursuant to the Agreement, as it was amended on December 22, 2008, each of the Related Companies agreed to completely and immediately repay all outstanding loan amounts that it owed to the Company and the Company agreed to repay $996,567 of the debt that it owed to Mr. Li.

Pursuant to the terms of the Repayment Agreement, the Company and its subsidiaries (collectively, the “NIVS Group”) had outstanding loan amounts of $8,839,347 owed to Mr. Li (the “Li Debt”), and Mr. Li, through the Related Companies, had an aggregate outstanding loan amount of $996,567 owed to the NIVS Group (the “Related Companies’ Debt”), with $996,567 owed by Korea Hyundai Light & Electric (Int'l) Holding.  The loans were unsecured with no fixed repayment date. Pursuant to the Repayment Agreement, the Related Companies’ Debt of $996,567 was repaid in full by set-off against the Li Debt of $8,839,347 such that, as a result of the transactions contemplated by the Repayment Agreement, the Related Companies’ Debt was no longer outstanding and neither Mr. Li nor any of the Related Companies owed the NIVS Group any loan amount.  Moreover, after the repayments under the Repayment Agreement, the Company’s remaining debt owed to Mr. Li was $7,842,780 as of December 31, 2008.

The parties to the Repayment Agreement also acknowledged that there were no remaining debt obligations owed to the Company or its subsidiaries, either directly or indirectly, by Mr. Li, any other executive officer or director, or any related family member, of the Company, or any entity owned or controlled by such persons, including the Related Companies, and that no loans or similar arrangements will be made by the Company or its subsidiaries to such persons or entities in the future.   Due to the loans that the Company made to the entities owned and controlled by its chief executive officer in violation of Section 402 of the Sarbanes-Oxley Act of 2002, the Company and/or its chief executive officer could become subject to criminal, civil or administrative sanctions, penalties, or investigations and may also face potential private securities litigation.

On December 24, 2008, the Company entered into an agreement with Mr. Li pursuant to which the outstanding debt of $7,841,726 that the Company owed to Mr. Li would be converted into shares of the Company’s common stock.  According to the agreement, the shares would be issued upon the closing of its public offering, which closed in March 2009. The number of shares that the Company issued to Mr. Li was equal to the debt amount of approximately $7,841,726 (as adjusted for currency fluctuations) divided by the offering price of the public offering.  Based on the offering price for the Company’s offering of $3.50 per share, the Company issued 2,240,493 shares of common stock to Mr. Li.  After giving effect to the conversion, the debt owed to Mr. Li was no longer outstanding and the Company does not have any outstanding debt owed to Mr. Li.  As a result of the conversion, the number of shares that Mr. Li beneficially owned increased from 12,204,667 shares to 14,445,160 shares.  This represented a 3.3% increase of Mr. Li’s ownership of the Company’s outstanding shares of common stock from 33.1% to 36.4%.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - OTHER GENERAL AND ADMINISTRATIVE

Other general and administrative expenses for the years ended December 31, 2009, 2008 and 2007 consisted of the following:

	December 31,
	2009	2008	2007
Audit and accounting	$294,569	$43,732	$75,000
Legal fee	349,630	18,543	-
Office expenses	1,769,370	1,741,415	984,600
Salary and wages	704,342	991,636	1,022,154
Consulting	145,544	65,552	202,534
Utilities	51,630	126,753	93,456
Employee housing fund	863,263	-	-
Others	672,022	183,827	170,303
	$4,850,370	$3,171,458	$2,548,047

NOTE 13 - STATUTORY RESERVES

As stipulated by the relevant laws and regulations for enterprises operating in PRC, the subsidiaries of the Company are required to make annual appropriations to a statutory surplus reserve fund. Specifically, the subsidiaries of the Company are required to allocate 10% of their profits after taxes, as determined in accordance with the PRC accounting standards applicable to the subsidiaries of the Company, to a statutory surplus reserve until such reserve reaches 50% of the registered capital of the subsidiaries of the Company. For the years ended December 31, 2009 and 2008, the Company reserved $2,153,238 and $2,290,105, respectively.

NOTE 14 - INCOME TAX

Niveous is registered in BVI and pays no taxes.

NIVS HK is a holding company registered in Hong Kong and has no operating profit for tax liabilities.

NIVS Shenzhen serves as a branch company of NIVS PRC. The assessment of its tax liabilities is combined with that of NIVS PRC.  NIVS PRC is qualified as Hi-Tech Company in 2009.

Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law has replaced the old laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% replaces the 33% rate applicable to both DES and FIEs, except for High Tech companies that pay a reduced rate of 15%, subject to government verification for Hi-Tech company status in every three years. For companies established before March 16, 2007 continue to enjoy tax holiday treatment approved by local government for a grace period of either for the next 5 years or until the tax holiday term is completed, whichever is sooner.

The provision for taxes on earnings consisted of:

	December 31,
	2009	2008	2007
PRC Enterprises Income Taxes	$3,406,230	$2,031,031	$1,268,963
United States Federal Income Taxes	-	-	-
Total	$3,406,230	$2,031,031	$1,268,963

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - INCOME TAX (CONTINUED)

A reconciliation between the income tax computed at the U.S. statutory rate and the Group’s provision for income tax is as follows:

	Tax Year
	2009	2008	2007
U.S. statutory rate	34.0%	34.0%	34.0%
Foreign income not recognized in the U.S.	-34.0%	-34.0%	-34.0%
PRC preferential enterprise income tax rate	25.0%	25.0%	24.0%

Tax holiday and relief granted to the Subsidiary	-10.0%	-12.5%	-12.0%
Permanent differences related to R&D expense and other	-2.6%	0.6%	0.7%
Provision for income tax	12.4%	13.1%	12.7%

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises had completed their relevant tax filings, hence the Company’s tax filings may not be finalized.  It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s tax filings which may lead to additional tax liabilities. There were no significant temporary differences.

Accounting for Uncertainty in Income Taxes

The Company adopted the provisions of Accounting for Uncertainty in Income Taxes on January 1, 2007. The provisions clarify the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with the standard “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of Accounting for Uncertainty in Income Taxes also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on the Company’s evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions. In the event it receives an assessment for interest and/or penalties, it will be classified in the financial statements as tax expense.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - COMMITMENTS AND CONTINGENCIES

Lack of Insurance

The Company does not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that the investors would lose their entire investment in the Company.

The Company could be exposed to liabilities or other claims for which the Company would have no insurance protection. The Company does not currently maintain any business interruption insurance, products liability insurance, or any other comprehensive insurance policy except for property insurance policies with limited coverage. As a result, the Company may incur uninsured liabilities and losses as a result of the conduct of its business. There can be no guarantee that the Company will be able to obtain additional insurance coverage in the future, and even if it can obtain additional coverage, the Company may not carry sufficient insurance coverage to satisfy potential claims. Should uninsured losses occur, any purchasers of the Company’s common stock could lose their entire investment.

Because the Company does not carry products liability insurance, a failure of any of the products marketed by the Company may subject the Company to the risk of product liability claims and litigation arising from injuries allegedly caused by the improper functioning or design of its products. The Company cannot assure that it will have enough funds to defend or pay for liabilities arising out of a products liability claim. To the extent the Company incurs any product liability or other litigation losses, its expenses could materially increase substantially. There can be no assurance that the Company will have sufficient funds to pay for such expenses, which could end its operations and the investors would lose their entire investment.

Fines and penalties by housing authority

According to the relevant PRC regulations on housing provident funds, PRC enterprises are required to contribute housing provident funds for their employees. The monthly contributions for Huizhou City must be at least 5% of each employee’s average monthly income in the previous year. The Company has not paid such funds for its employees since its establishment and the accumulated unpaid amount is approximately $870,000. The Company accrued the entire balance as of December 31, 2009 on its books. Under local regulations on collection of housing provident funds in Huizhou City where the Company’s subsidiary, NIVS PRC, is located, the local housing authority may require the Company to rectify its non-compliance by setting up bank accounts and making payment and relevant filings for the unpaid housing funds for its employees within a specified time period. If the Company fails to do so within the specified time period, the local housing authority may impose a monetary fine on it and may also apply to the local people’s court for enforcement. The Company’s employees may also be entitled to claim payment of such funds individually.

If the Company receives any notice from the local housing authority or any claim from our current and former employees regarding the Company’s non-compliance with the regulations, the Company will be required respond to the notice and pay all amounts due to the government, including any administrative penalties imposed, which would require the Company to divert its financial resources and/or impact its cash reserves, if any, to make such payments.  Additionally, any administrative costs in excess of the payments, if material, may impact the Company's operating results.  As of December 31, 2009, the Company has not received any notice from the local housing authority or any claim from our current and former employees.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - OPERATING RISKS

Country risk

The Company has significant investments in the PRC. The operating results of the Company may be adversely affected by changes in the political and social conditions in the PRC and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. The Company can give no assurance that those changes in political and other conditions will not result in have a material adverse effect upon the Company’s business and financial condition.

Exchange risk

The Company cannot guarantee the Renminbi, US dollar exchange rate will remain steady, therefore, the Company could post the same profit for two comparable periods and post higher or lower profit depending on exchange rate of Renminbi and US dollars. The exchange rate could fluctuate depending on changes in the political and economic environments without notice.

Credit risk

A significant portion of the Company’s cash at December 31, 2009 and 2008 is maintained at various financial institutions in the PRC which do not provide insurance for amounts on deposit.  The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area.

Political risk

Currently, PRC is in a period of growth and is openly promoting business development in order to bring more business into PRC. Additionally PRC currently allows a Chinese corporation to be owned by a United States corporation. If the laws or regulations relating to ownership of a Chinese corporation are changed by the PRC government, the Company's ability to operate the PRC subsidiaries could be affected.

Interest risk

The Company is exposed to interest rate risk arising from short-term variable rate borrowings from time to time. The Company’s future interest expense will fluctuate in line with any change in borrowing rates.  The Company does not hedge its interest rate. As of December 31, 2009 and 2008, the Company believes it has no exposure to interest rate risk

NOTE 17 - MAJOR CUSTOMERS

For the year ended December 31, 2009, one customer had net sales exceeding 10% of the Company’s total net sales for the year. For year ended December 31, 2008, three customers had net sales exceeding 10% of the Company’s total net sales for the year.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - REVENUE INFORMATION AND GEOGRAPHIC INFORMATION

The revenue information and geographic information for revenue is as follows:

		For The Year Ended
		December 31,
		2009	2008	2007
Standard	China	$41,173,879	$86,266,936	$41,603,534
audio and	Europe	15,420,230	4,130,756	9,250,213
video	North America	1,625,781	1,423,100	166,671
equipment:	Other Asian Countries	23,493,074	20,276,620	18,632,732
	South America	1,935,324	3,164,052	2,015,198
	Other Countries	6,822,186	241,241	-
Intelligent	China	32,384,806	14,444,163	1,912,726
audio and	Europe	13,236,920	356,765	-
video	North America	1,009,186	141,620	-
equipment	Other Asian Countries	26,559,599	3,110,701	2,435,253
	South America	2,157,076	-	-
	Other Countries	8,503,815	-	-
Other audio	China	7,101,558	10,074,725	1,610,189
and video	Europe	1,080,265	-	-
equipment	Other Asian Countries	2,694,273	-	-
Total		$185,197,972	$143,630,679	$77,626,516

NOTE 19 - STOCK-BASED COMPENSATION

In July 2008, the Company entered into a two-year consulting agreement with Nascent Value LLC (“Nascent”). According to the agreement, as amended, Nascent will provide the Company with business consulting and investor relation services. Nascent is a third-party investor relations firm that does not have any other relationship or common ownership with the Company or any of the Company’s affiliates. As the consideration for entering into the agreement and compensation for Nascent’s services under the agreement, the Company issued to Nascent 425,000 shares (“IR Shares”) of its common stock upon the closing of the Share Exchange. In connection with the IR Shares, the Company recognized a stock-based compensation charge during the year ended December 31, 2008 in the amount of $765,000, which is the fair value of the stock derived from valuing each share at $1.80, the price at which shares of the Company’s common stock were sold in the Private Placement. The Company also agreed to pay Nascent $6,000 per month for its services. Nascent also entered into a lock-up agreement with WestPark Capital, Inc., the placement agent for the Private Placement, pursuant to which 20,000 IR Shares will be subject to lock-up restrictions until the Company’s securities are listed on a national securities exchange and the remaining 405,000 IR Shares will be subject to lock-up restrictions following the listing of the Company’s common stock on NYSE Amex, which occurred in March 2009. WestPark Capital, Inc. reserves the right to release all or a portion of the shares at its sole discretion.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 - COMMON STOCK WARRANTS

Since the inception of NIVS USA, the shareholders of NIVS USA held an aggregate of 7,096,390 warrants. Immediately prior to the closing of the share exchange on July 25, 2008, the shareholders agreed and canceled an aggregate of 6,149,723 warrants. Immediately after the Share Exchange and the cancellation, the shareholders held an aggregate of 946,667 warrants. On March 19, 2009, the shareholders exercised all warrants under the cashless exercise provision as stated in the warrant agreements and received 946,640 shares of common stock of the Company.

In March 2009, NIVS USA completed a public offering of its commons stock and issued a warrant to its placement agent for its service to purchase 55,000 shares at an exercise price of $4.20 per share. The warrant has 5 year term and is not exercisable until at least one year from the date of issuance. These warrants are classified as equity. Fair value of $167,464 was calculated using the Black-Scholes option-pricing model. Variables used in the Black-Scholes option-pricing model for warrants issued include (1) discount rate of 1.86%, (2) warrant life is the contractual term of 5 years, (3) expected volatility of 117% and (4) zero expected dividends.

A summary of the Company’s warrant activities for the years ended December 31, 2009 and 2008 is as follows:

	Warrants	Average Exercise Price
Balance December 31, 2007	7,096,390	$0.0001
Forfeited/canceled	(6,149,723)	$0.0001
Balance December 31, 2008	946,667	0.0001

Warrants issued to underwriter	55,000	$4.20
Warrants exercised	(946,667)	$0.0001
Balance December 31, 2009	55,000	4.20

NOTE 21 – OMNIBUS INCENTIVE PLAN

On June 23, 2009, the NIVS IntelliMedia Technology Group, Inc. 2009 Omnibus Incentive Plan (the “Plan”) was approved and adopted by the Board and the shareholders, the Plan reserved a total of 4 million shares authorized for issuance under the Plan. A description of the material terms of the Plan and a complete copy of the Plan are included in the Company's definitive proxy statement filed with the SEC on April 30, 2009 in connection with the Annual Meeting. The material features of the Plan are summarized as follows:

The Compensation Committee of the Company’s Board of Directors (or the Board of Directors if so desired) (the “Committee”) has the authority to determine, within the limits of the express provisions of the Plan, the individuals to whom awards will be granted, the nature, amount and terms of such awards and the objectives and conditions for earning such awards. The Committee may grant awards to any employee, director, consultant or other person providing services to the Company or its affiliates. The maximum awards that can be granted under the Plan to a single participant in any calendar year will be 1 million shares of common stock (whether through grants of Options or Stock Appreciation Rights or other awards of common stock or rights with respect thereto) or $1 million in the form of cash-based incentive awards.

Awards under the Plan may include incentive stock options, nonqualified stock options, stock appreciation rights (“SARs”), restricted shares of common stock, restricted stock units, performance share or unit awards, other stock-based awards and cash-based incentive awards.

As of December 31, 2009, no specific awards have been granted or are contemplated under the Plan. Also, the exact types and amounts of any future awards to be made to any eligible participants pursuant to the Plan are not presently determinable.  Due to the discretionary nature of the Plan, it is impossible to state who the participants in the Plan will be in the future or the number of options or other awards to be received by a person or group.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – OMNIBUS INCENTIVE PLAN (CONTINUED)

An aggregate of 4 million shares of the Company’s common stock is reserved for issuance and available for awards under the Plan, including incentive stock options granted under the Plan. With respect to awards made under the Plan, shares of common stock underlying awards that are forfeited or canceled (as a result, for example, of the lapse of an option or a forfeiture of restricted stock), as well as any shares surrendered to or withheld by the Company in payment or satisfaction of the exercise price of a stock option or tax withholding obligations with respect to an award, will be available for additional grants under the Plan.  On the exercise of a SAR, only the number of shares actually issued will be counted against the number of shares reserved for grant under the Plan. Shares to be issued or purchased under the Plan will be authorized but unissued shares of common stock. Shares issued with respect to awards assumed by the Company in connection with acquisitions do not count against the total number of shares available for new awards under the Plan.

NOTE 22 - EARNINGS PER SHARE

Basic net income per share is computed by dividing net income by the weighted-average number of shares outstanding during the period.

Diluted net income per share is computed by using the weighted-average number of shares of common stock outstanding and, when dilutive, potential shares from warrants to purchase common stock, using the treasury stock method.

The following table illustrates the computation of basic and dilutive net income per share and provides a reconciliation of the number of weighted-average basic and diluted shares outstanding:

	For the year ended
	December 31,
	2009	2008	2007
Net income attributable to NIVS IntelliMedia Technology Group, Inc.	$23,457,078	$13,033,413	8,466,520
Denominator:
Basic weighted-average shares outstanding	39,858,756	31,553,197	27,546,667
Effect of dilutive warrants	-	413,843	-
Diluted weighted-average shares outstanding	39,858,756	31,967,040	27,546,667
Net income per share:
Basic	$0.59	$0.41	$0.31
Diluted	$0.59	$0.41	$0.31

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 - UNAUDITED QUARTERLY FINANCIAL INFORMATION

	Quarter Ended
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009	Total
Revenues	$62,696,827	$52,384,695	$40,859,722	$29,256,728	$185,197,972
Operating Income	12,455,628	6,787,122	5,934,249	3,295,632	28,472,631
Net Income	10,955,250	5,537,876	4,595,485	2,368,467	23,457,078
Net Income Per Share
Basic	0.28	0.14	0.11	0.06	0.59
Diluted	0.28	0.14	0.11	0.06	0.59

	Quarter Ended
	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008	Total
Revenues	$42,582,316	$49,411,468	$24,860,574	$26,776,321	$143,630,679
Operating Income	3,860,406	5,830,170	4,463,915	4,355,408	18,509,899
Net Income	1,934,659	4,563,188	3,285,513	3,250,053	13,033,413
Net Income Per Share
Basic	0.04	0.13	0.12	0.12	0.41
Diluted	0.04	0.13	0.12	0.12	0.41

	Quarter Ended
	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007	Total
Revenues	$26,966,317	$16,730,346	$17,561,852	$16,368,001	$77,626,516
Operating Income	5,747,517	2,169,331	1,850,634	2,457,206	12,224,688
Net Income	4,416,767	1,433,133	1,078,842	1,537,778	8,466,520
Net Income Per Share
Basic	0.16	0.05	0.04	0.06	0.31
Diluted	0.16	0.05	0.04	0.06	0.31

NOTE 24 - SUBSEQUENT EVENTS

On January 22, 2010, the Company, through NIVS BVI, acquired 100% of the equity interest of Huizhou Dongri Digital Co., Ltd., ("Dongri"), a mobile phone product manufacturer located in the Huizhou Zhongkai Hi-tech Zone area.  The aggregate purchase price that the Company agreed to pay is up to $23 million, with $13 million being paid within one month of closing and up to an additional $10 million that may become payable at future dates if Dongri meets after-tax income targets.  If Dongri's after-tax income for the first half of 2010 exceeds approximately $1.91 million, then an additional $3 million will be paid to the former shareholder of Dongri. If Dongri's after-tax income is between $955,000 and $1.91 million, then a pro-rata amount will be payable, and no percentage of the $3 million will be paid if the after-tax income is less than approximately $955,000.  For the third quarter of 2010, if Dongri's after-tax income exceeds approximately $1.03 million, then an additional $3 million will be paid to the former Dongri shareholder. If Dongri's after-tax income is between approximately $514,000 and $1.03 million, then a pro-rata amount will be paid, and no amount will be paid if the after-tax income is less than $514,000.  Similarly, for the fourth quarter of 2010, the Company will pay Dongri an additional $4 million if Dongri’s after-tax income exceeds $1.18 million, and a pro rata portion if it falls between approximately $590,000 and $1.18 million.  No amount will be paid for the fourth quarter if Dongri's after-tax income is less than $590,000. The Company has paid $13 million through the date of this prospectus.

The Company has evaluated all subsequent events through the filing date of this prospectus and has determined that there were no other subsequent events to recognize or disclose in these financial statements.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION

Basis of Presentation

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of NIVS IntelliMedia Technology Group exceed 25% of the consolidated net assets of NIVS IntelliMedia Technology Group. The ability of the Company’s Chinese operating subsidiaries to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances of the Chinese operating subsidiaries. Because substantially all of the Company’s operations are conducted in China and a substantial majority of its revenues are generated in China, a majority of the Company’s revenue being earned and currency received are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into US Dollars.

The condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these financial statements.

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION

NIVS IntelliMedia Technology Group, Inc.
(Formerly SRKP 19, Inc.)

CONDENSED PARENT COMPANY BALANCE SHEETS
(Dollars in Thousands)

	December 31, 2009	December 31, 2008
ASSETS
Other receivables	$8	$-
Investment in subsidiaries, at equity in net assets	78,912	46,521
Total Assets	$78,920	$46,521

LIABILITIES AND STOCKHOLDERS’ EQUITY
Due to subsidiaries	$-	$132
Total Liabilities	-	132

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY
Preferred stock, $.0001 par value, 10,000,000 shares authorized, none issued
Common stock, $.0001 par value, 100,000,000 shares authorized, 40,675,347 and 36,855,714 shares issued and outstanding at December 31, 2009 and December 31, 2008, respectively	4	4
Additional Paid in Capital	21,717	12,663
Accumulated other comprehensive income	3,980	3,960
Statutory reserve fund	5,722	3,569
Retained earnings (unrestricted)	47,497	26,193
Total Stockholders’ Equity	78,920	46,389
Total Liabilities & Shareholders' Equity	$78,920	$46,521

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION (continued)

NIVS IntelliMedia Technology Group, Inc.
(Formerly SRKP 19, Inc.)

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS
 (Dollars in Thousands)

			For the period from
	For Year Ended	For Year Ended	January 3, 2007
	December 31,	December 31,	(Inception) to
	2009	2008	December 31, 2007

Merger cost	$-	$944	$-
Other general and administrative	987	166	39
Total Expenses	987	1,110	39

Equity in undistributed income
of subsidiaries	25,074	14,143	8,506
Net income	$24,087	$13,033	$8,467

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION (continued)

NIVS IntelliMedia Technology Group, Inc.
(Formerly SRKP 19, Inc.)

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS
 (Dollars in Thousands)

			For the period from
	For Year Ended	For Year Ended	January 3, 2007
	December 31,	December 31,	(Inception) to
	2009	2008	December 31, 2007

Cash Flows from Operating Activities:
Net income	$24,087	$13,033	$8,467
Increase in due to subsidiary	-	132	-
Other receivables	(8)	-	-
Equity in undistributed income of subsidiaries	(25,074)	(14,143)	(8,506)
Net Cash Used in Operating Activities	(995)	(978)	(39)

Cash Flows from Investing Activities:
Capital contribution to subsidiaries	(217)	(9,479)	-
Net Cash Used in Investing Activities	(217)	(9,479)	-

Cash Flows from Financing Activities:
Advances from stockholders			32
Repayment to stockholders	-	(32)	-
Proceeds from issuance of shares	1,212	-	3
Proceeds from issuance of warrants		-	5
Net proceeds of share issuance	-	10,488	-
Net Cash Provided by Financing Activities	1,212	10,456	40

Net increase/(decrease) in cash and cash equivalents	-	(1)	1
Cash and cash equivalents, beginning of period	-	1	-
Cash and cash equivalents, end of period	$-	$-	$1

Top: Acoustic speaker system.

Center: Bluetooth car audio center.

NEVS

Bottom: 3G surveillance camera system.

7,294,832 Shares of Common Stock

NIVS IntelliMedia Technology Group, Inc.

PROSPECTUS

Rodman & Renshaw, LLC	WestPark Capital, Inc.

April 19, 2010